As filed with the Securities and Exchange Commission on July 22, 2004

Registration No. 333-116673

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

DA-LITE SCREEN COMPANY, INC.

(Exact Name of Registrant as Specified in its Charter)

Indiana	3861	35-1013951
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3100 North Detroit Street, P.O. Box 137

Warsaw, Indiana 46581-0137

(574) 267-8101

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jerry C. Young

Vice President—Finance and Chief Financial Officer

Da-Lite Screen Company, Inc.

3100 North Detroit Street, P.O. Box 137

Warsaw, Indiana 46581-0137

(574) 267-8101

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

John J. Sabl

Sidley Austin Brown & Wood LLP

Bank One Plaza

10 South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated July 22, 2004

Da-Lite Screen Company, Inc.

Offer to Exchange

up to $160,000,000 of

9½% Senior Notes due 2011

for

up to $160,000,000 of

9½% Senior Notes due 2011

that have been registered under

the Securities Act of 1933

We are offering to exchange our 9½% Senior Notes due 2011, or the “exchange notes,” for our currently outstanding 9½% Senior Notes due 2011, or the “original notes.” We sometimes refer to the exchange notes and the original notes collectively as the “notes.”

Terms of the exchange notes:

•	The exchange notes are substantially identical to the original notes, except that the exchange notes have been registered under the Securities Act of 1933, as amended, or the “Securities Act,” and will not contain restrictions on transfer or have registration rights. The exchange notes will represent the same debt as the original notes, and we will issue the exchange notes under the same indenture.

Terms	of the exchange offer:

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2004, unless extended.

•	We will exchange all original notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered original notes at any time prior to the expiration of the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for them to be quoted on any quotation system.

•	The exchange offer is not subject to any conditions other than that the exchange offer does not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission, or the “SEC.”

•	The exchange of original notes for exchange notes pursuant to the exchange offer should not be a taxable event for United States federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resales of exchange notes received in exchange for original notes where the original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus available to broker-dealers for use in connection with any such resale for up to 180 days after the expiration date, as defined herein. See “Plan of Distribution.”

Investing in the exchange notes involves risks. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be distributed in the exchange offer or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2004.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information, whether orally or in writing, either different from that contained in this prospectus or not set forth in this prospectus, and if you believe that there is any other information upon which you wish to rely that is either different from or not set forth in this prospectus, you should request that such information be included in a supplement to this prospectus, and, if not so included, you should not rely on it at all. We are offering to exchange the notes only where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any exchange of the notes.

MARKET INFORMATION

There generally is no industry trade association or published market research relating to the market for projection screens or related presentation products. Statements in this prospectus as to our market and competitive position are based on internal surveys and management estimates. None of these sources have been independently verified, and we make no representation as to the accuracy of this information. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that these studies and publications are reliable, we have not independently verified such data, and we make no representation as to the accuracy of such information.

FORWARD-LOOKING STATEMENTS

Certain information included in this prospectus may be deemed to be “forward-looking statements.” All statements, other than statements of historical facts, included in this memorandum, are forward-looking statements. In particular, statements that we make under the headings “Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” relating to our overall volume trends, and industry forces, margin trends, anticipated capital expenditures and our strategies are forward-looking statements. When used in this prospectus, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should” and similar expressions are intended to identify forward-looking statements.

These statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of our future

i

performance and are subject to risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements. We disclaim any duty to update any forward-looking statements. Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements include the risk factors discussed under the heading “Risk Factors.”

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including in particular the “Risk Factors” section and the consolidated financial statements and related notes appearing at the back of this prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Da-Lite,” “our company,” “we,” “us,” “our” or similar references mean Da-Lite Screen Company, Inc. and its consolidated subsidiaries including Projecta B.V. and Procolor S.A.S., its Dutch and French subsidiaries.

OUR COMPANY

We are the world’s leading manufacturer and distributor of projection screens based on our internal estimates of market share. We also sell and distribute certain associated products. We are well positioned to capitalize on the continuing growth in the professional audio visual and home theater markets. By building a reputation as a pioneer in screen innovation with a dedication to quality and exceptional customer service, we believe we have earned the largest market share position and developed the most highly-regarded brand name in the industry. We are the successor to a business founded in Chicago in 1909 to manufacture projection screens primarily for the motion picture industry.

We manufacture an extensive range of products to target a variety of user types, including business, hospitality, education, consumer, government and worship centers. We have facilities in both the United States and Europe and use our sales and distribution networks to sell products in over 100 countries. We generated net sales, net income before income taxes, interest and depreciation, amortization and impairment loss (“EBITDA”) and net income before taxes of $129.1 million, $36.4 million and $30.4 million, respectively, in 2003, and $116.7 million, $32.2 million and $26.0 million, respectively, in 2002. Our cash flow from operations enabled us to reduce our debt by $10.7 million in 2003 and $6.0 million in 2002. From 1999-2003, our compound annual growth rates in net sales, EBITDA and net income before taxes were 7.2%, 6.5% and 7.7%, respectively. In the first quarter of 2004, we generated net sales, EBITDA and net income before taxes of $39.1 million, $12.5 million and $11.3 million, respectively, representing increases of 23.2%, 34.1% and 45.4%, respectively, over the results for the first quarter of 2003.

Projection screens are our main product line and accounted for approximately 85% of our 2003 net sales. Our main types of projection screens are (1) electric screens, which have the ability to be concealed in the ceiling or hung on the wall, (2) wall screens and (3) portable screens that can be easily set up and removed. We also sell a broad line of other presentation products, including rear projection screens, lecterns, easels, audio visual carts, monitor mounts, and conference cabinets.

Projector sales by other companies are a primary driver of the demand for our projection screens. Many consumers purchase projection screens as part of their installation of a new projection system or in connection with an upgrade of their existing projection system.

In recent years, the demand for projection screens and other presentation products has continued to increase as the result of various industry trends, including:

•

Increasing Capabilities and Lower Costs of Projectors Driving Increased Sales of Projection Screens.    In recent years the capabilities of projectors have increased substantially, and a number of large computer and electronics companies continue to make substantial investments in improving projector technology. Newer projectors produce more light (measured in higher lumens), are more portable and are lower in price than older models. These developments have led many users to order more projectors to use in expanded applications which has resulted in the purchase of more and larger screens. We have introduced new screen surfaces and other product innovations to enable the consumer to better use the expanded capabilities of the newer projectors.

•	Increased Use of Visual Presentation Tools. The increased use of visual presentation tools in meetings and other presentations has increased the demand for projection screens in general and larger screens in particular. Visual presentations based on computerized presentation software (such as Microsoft PowerPoint®, a registered trademark of Microsoft Corporation) are becoming increasingly popular in business meetings, conferences and classrooms. In addition, the greater availability and use of film clips in various meetings and classes also have expanded the demand for additional and larger projection screens.

•	Emergence of Home Theater Market. The higher quality and reduced cost of projectors, together with the greater focus of a number of consumers on home-based activities and the increased availability of movies, sports events and other content, have caused the market for home theaters to expand dramatically. The home theater market is our fastest growing market and accounted for approximately 10% of our net sales in 2003, as compared to approximately 7% in 2002.

•	Growth in New Geographic Markets. Various audio visual markets in Asia, Eastern Europe, Latin America and the Middle East are experiencing growth as users in these markets adopt more advanced presentation technology.

Competitive Strengths

We believe that our competitive strengths include the following:

•	High Quality and Broad Product Line. We believe that we are the industry leader in the quality and breadth of our product line. We offer our customers more choices of projection screen surfaces and sizes than our competitors. We are recognized as an innovator in designing new surfaces and other product features to enable our customers to make better use of new projector capabilities. The breadth of our product line allows customers the efficiency of meeting a variety of their projection screen and related needs.

•	Strong Brands. We believe that the Da-Lite® brand is the leading name in the projection screen industry. We are dedicated to maintaining the strength of the Da-Lite® brand by demonstrating industry leadership in product development, customer service and education. We have a number of other recognized brands, including Projecta® (projection screens and support furniture), Procolor® (projection screens), Fast-Fold® (portable screens), Oravisual® (easels and lecterns), Polacoat® (rear projection screens) and Advance Products® (audio visual carts and monitor mounts).

•	Excellent Customer Service and Support. Our manufacturing processes enable us to offer our customers short lead times for product deliveries. This allows our dealers to conserve their capital by keeping inventory levels low, while providing more choice and better service to their customers. We offer excellent customer support through a dedicated staff of product specialists to assist dealers and users in meeting their presentation needs.

•	Strong Worldwide Distribution and Marketing Capabilities. We use a dedicated group of sales employees located throughout the United States to reach our dealers and other customers. In addition, we maintain relationships with distributors or dealers in over 125 countries throughout the world. Sales outside of the United States accounted for approximately 36% of our net sales in 2003, of which approximately 23% was attributable to sales in Europe.

•

Efficient and Flexible Manufacturing.    We are a low-cost, efficient and flexible manufacturer of projection screens and related products. Our manufacturing and information processes are designed to provide competitive pricing, rapid order turnaround and excellent customer service. Our customers increasingly demand special sizes and very short delivery times. Therefore, we believe our efficient and flexible processes provide an important competitive advantage. Additionally, we believe that our vertically integrated production gives us a cost advantage over most of our competitors. For example, we produce fabric for many of our screen surfaces and also sell fabric to a number of our competitors. We source components on a worldwide basis to reduce costs.

•	Experienced and Capable Workforce and Management Team. Our highly motivated and flexible workforce continues to be an important source of ideas to improve productivity and reduce costs on a continuing basis. We also have a very experienced and capable management team. Mr. Richard E. Lundin, our Chairman, President and Chief Executive Officer, and Ms. Judith D. Loughran, our Senior Vice President—Sales and Marketing, joined our company in 1989 as part of a leveraged buyout and have led our company’s expansion strategy through internal growth and strategic acquisitions since then. Our executive officers and six other most senior employees have an average of 13 years of experience with us.

Da-Lite Screen Company, Inc. was incorporated in Indiana as the successor to a business that introduced the coated projection screen in 1909. Our principal executive offices are located at 3100 North Detroit Street, P.O. Box 137, Warsaw, Indiana 46581-0137 and our telephone number is (574) 267-8101. Our website is www.da-lite.com. The contents of our website do not form part of this prospectus.

THE EXCHANGE OFFER

For a more complete description of the terms of the exchange offer, see “The Exchange Offer.”

Securities Offered	$160,000,000 aggregate principal amount of 9½% Senior Notes due 2011.

The Exchange Offer

We are offering to exchange up to $160,000,000 aggregate principal amount of our 9½% Senior Notes due 2011 for $160,000,000 aggregate principal amount of our currently outstanding 9½% Senior Notes due 2011 which were issued in a private offering in May, 2004. The terms of the exchange notes and original notes are identical in all material respects (including principal amount, interest rate and maturity), except that:

•      the exchange notes have been registered under the Securities Act and will not bear any legend restricting their transfer;

•      the exchange notes will bear a different CUSIP number than the original notes; and

•      the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the payment of liquidated damages on the original notes in some circumstances relating to the timing of the exchange offer.

See “The Exchange Offer.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2004, unless extended (the “expiration date”).

Conditions of the Exchange Offer

Our obligation to consummate the exchange offer is not subject to any conditions, other than that the exchange offer does not violate any applicable law or SEC staff interpretation. See “The Exchange Offer— Conditions of the Exchange Offer.” We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date if, among other things, there shall have been proposed, adopted or enacted any law, statute, rule, regulation or SEC staff interpretation which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer.

Procedures for Tendering Original Notes

Brokers, dealers, commercial banks, trust companies and other nominees who hold original notes through The Depository Trust Company (“DTC”) may effect tenders by book-entry transfer in accordance with DTC’s Automated Tender Offer Program (“ATOP”). To tender original notes for exchange by book-entry transfer, an agent’s message (as defined under “The Exchange Offer—Procedures for Tendering”) or a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documentation, must be delivered to the exchange agent at the address set forth in this prospectus on or prior to the expiration date, and the original notes must be tendered in accordance with DTC’s ATOP procedures for transfer. To tender original notes for exchange by means other than book-entry transfer, you must complete, sign and date the letter of transmittal (or facsimile thereof)

in accordance with the instructions in this prospectus and contained in the letter of transmittal and mail or otherwise deliver the letter of transmittal (or facsimile thereof), together with the original notes, any required signature guarantees and any other required documentation, to the exchange agent at the address set forth in this prospectus on or prior to the expiration date. By executing the letter of transmittal, you represent to us that:

•      you are acquiring the exchange notes in the ordinary course of business;

•      you have no arrangement or understanding with any person to participate in a distribution of the original notes or the exchange notes;

•      you are not an “affiliate” of us (as defined under the Securities Act) or if you are an affiliate of us, that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

•      you are not engaged in, and do not intend to engage in, the distribution of the exchange notes.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for any original notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. We will make this prospectus available to broker-dealers for use in connection with any such resale for up to 180 days after the expiration date. See “The Exchange Offer— Procedures for Tendering” and “Plan of Distribution.”

Special Procedures for Beneficial Owners

If you are a beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. See “The Exchange Offer—Procedures for Tendering.”

Guaranteed Delivery Procedures	If you wish to tender your original notes in the exchange offer but your original notes are not immediately available for delivery or other documentation cannot be completed by the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, you may still tender your original notes by completing, signing and delivering the letter of transmittal or, in the case of a book-entry transfer, an agent’s message, with any required signature guarantees and any other documents required by the letter of transmittal, to the exchange agent prior to the expiration date and tendering your original notes according to the guaranteed delivery procedures set forth in “The Exchange Offer— Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw your tender of original notes at any time prior to 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer—Withdrawal of Tenders.”

Acceptance of Original Notes and Delivery of Exchange Notes

We will accept for exchange any and all original notes that are properly tendered to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer—Terms of the Exchange Offer.”

Exchange Agent	Wilmington Trust Company is serving as the exchange agent in connection with the exchange offer. See “The Exchange Offer—Exchange Agent.”

Tax Consequences	The exchange of original notes for exchange notes will not be a taxable event for United States federal income tax purposes. You will not recognize any taxable gain or loss as a result of exchanging original notes for exchange notes and you will have the same tax basis and holding period in the exchange notes as you had in the original notes immediately before the exchange. See “Summary of U.S. Federal Income Tax Consequences.”

Consequences of Failure to Exchange the Original Notes

Any original notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Because the original notes have not been registered under the Securities Act, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations to provide for registration of the original notes under the Securities Act. You do not have any appraisal or dissenters’ rights under the indenture in connection with the exchange offer. See “The Exchange Offer—Consequences of Failure to Exchange.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer.

THE EXCHANGE NOTES

The following summary is provided solely for your convenience. This summary is not intended to be complete. For a more detailed description of the exchange notes, see “Description of the Exchange Notes.”

Issuer	Da-Lite Screen Company, Inc.

Securities Offered	$160,000,000 aggregate principal amount of 9 1/2% Senior Notes due 2011.

Maturity	May 15, 2011.

Interest	9 1/2% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2004.

Optional Redemption

We may redeem any of the notes beginning on May 15, 2007. The initial redemption price is 109.500% of their principal amount, plus accrued interest. The redemption price will decline each year after 2007 and will be 100% of their principal amount, plus accrued interest, beginning on
May 15, 2010.

In addition, before May 15, 2007, we may redeem up to 35% of the aggregate principal amount of outstanding notes with the proceeds from sales of certain kinds of our capital stock or equivalent interests at a redemption price equal to 109.500% of their principal amount, plus accrued interest to the redemption date. We may make such redemption only if, after any such redemption, at least 65% of the aggregate principal amount of notes originally issued under the indenture remains outstanding.

Change of Control	Upon a change of control (as defined under “Description of the Exchange Notes—Definitions”) we will be required to make an offer to purchase the notes. The purchase price will equal 101% of the principal amount of the notes on the date of purchase, plus accrued interest. We may not have sufficient funds available at the time of a change of control to make any required debt payment (including repurchases of the notes).

Guarantees

The domestic subsidiaries of Da-Lite Screen Company, Inc. (other than excluded subsidiaries) will guarantee the notes. As of the date of this prospectus, we have no active domestic subsidiaries and, consequently, none of our subsidiaries are guaranteeing the notes.

Each guarantor, if any, will provide a guarantee of the payment of the principal, premium, if any, and interest on the notes on an unsecured unsubordinated basis.

The guarantee by each guarantor, if any, will rank equal in right of payment with all existing and future unsubordinated indebtedness of such guarantor and senior in right of payment to any future subordinated indebtedness of such guarantor.

Ranking	The notes will be equal in right of payment with our existing and future unsubordinated indebtedness and senior in right of payment to any future subordinated indebtedness. The notes will be effectively junior to any of our existing and future secured debt to the extent of the value of the assets securing such debt. As of April 2, 2004, after giving effect to the offering of the original notes and the application of the proceeds therefrom, we had no indebtedness outstanding other than the notes.

Certain Covenants	The terms of the exchange notes will limit our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness and issue preferred stock;

• pay dividends and make distributions in respect of our capital stock;

• make investments or certain other restricted payments;

• place limits on dividends and other payment restrictions affecting certain subsidiaries;

• engage in sale-leaseback transactions;

• enter into transactions with stockholders or affiliates;

• guarantee debts;

• sell assets;

• create liens;

• issue or sell stock of certain subsidiaries; and

• merge or consolidate.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of the Exchange Notes—Covenants” in this prospectus.

RISK FACTORS

Before making an investment decision, you should carefully consider all of the information in this prospectus including the discussion under the caption “Risk Factors” beginning on page 12.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth summary consolidated financial data. The summary consolidated financial data as of and for each of the years in the five-year period ended December 26, 2003 were derived from our audited consolidated financial statements. The summary consolidated financial data as of and for the 13 weeks ended March 28, 2003, the 14 weeks ended April 2, 2004 and the 53 weeks ended April 2, 2004 were derived from our unaudited consolidated financial statements. These unaudited consolidated financial statements include, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the data for such periods. Operating results for interim periods are not necessarily indicative of a full year’s operation. You should read the following data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes appearing elsewhere in this prospectus.

	Year Ended(1)					13 Weeks Ended March 28, 2003	14 Weeks Ended April 2, 2004	53 Weeks Ended April 2, 2004
	December 31, 1999	December 29, 2000	December 28, 2001	December 27, 2002	December 26, 2003
	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$97,950	$116,241	$112,330	$116,728	$129,114	$31,730	$39,080	$136,464
Cost of sales	58,094	71,254	69,508	70,637	76,643	18,382	21,737	79,998

Gross profit	39,856	44,987	42,822	46,091	52,471	13,348	17,343	56,466
Operating expenses(2)	14,557	16,390	19,353	16,822	19,305	4,974	5,538	19,869

Operating income	25,299	28,597	23,469	29,269	33,166	8,374	11,805	36,597
Other expense:
Interest	2,372	3,366	2,774	2,428	1,994	530	218	1,682
Other expenses(3)	339	335	528	843	754	41	239	952
Income taxes(4)	1,136	1,103	1,281	1,589	1,814	489	727	2,052

Net income	$21,452	$23,793	$18,886	$24,409	$28,604	$7,314	$10,621	$31,911

Basic earnings per share	$4,060.50	$4,530.79	$3,608.61	$4,685.49	$5,493.95	$1,404.85	$2,029.88	$6,118.98
Diluted earnings per share	4,049.23	4,517.31	3,595.75	4,676.89	5,468.23	1,398.95	2,018.88	6,088.16
Distributions to Shareholders:
Taxes(4)	$7,117	$10,321	$10,024	$7,501	$9,432	$2,213	$2,257	$9,476
Other	6,953	9,847	9,478	9,376	9,450	2,409	3,174	10,215

Total distributions	$14,070	$20,168	$19,502	$16,877	$18,882	$4,622	$5,431	$19,691

Distributions per share	$2,596.95	$3,919.93	$3,527.73	$3,309.89	$3,619.93	$978.04	$1,011.83	$3,653.72
Other Financial Data:
EBITDA(5)	$28,339	$32,347	$30,319	$32,180	$36,402	$9,342	$12,527	$39,587
Capital expenditures	4,959	5,116	4,056	4,114	3,129	635	1,872	4,366
Cash provided by (used in):
Operating activities	23,500	22,368	32,853	25,318	32,373	5,997	12,631	39,007
Investing activities	(9,798)	(5,109)	(5,558)	(3,161)	(2,979)	(635)	(1,872)	(4,216)
Financing activities	(12,340)	(18,296)	(24,119)	(23,732)	(29,433)	(5,269)	(8,368)	(32,532)
Ratio of total debt to EBITDA(6)
Historical	1.3	1.1	1.1	0.9	0.5	0.8	0.4	0.4
Pro forma	—	—	—	—	4.4	4.7	4.0	4.0
Ratio of EBITDA to interest expense
Historical	11.9	9.6	10.9	13.3	18.3	17.6	57.5	23.5
Pro forma(7)	—	—	—	—	2.3	2.3	2.9	2.4
Ratio of earnings to fixed charges(7)
Historical	10.5	8.4	8.3	11.7	16.3	15.7	53.1	21.2
Pro forma	—	—	—	—	2.0	2.1	2.7	2.2

	As of						As of April 2, 2004
	December 31, 1999	December 29, 2000	December 28, 2001	December 27, 2002	December 26, 2003	March 28, 2003	Actual	As Adjusted(8)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,250	$0	$1,814	$698	$1,263	$811	$3,614	$8,012
Working capital(9)	14,607	16,420	12,003	14,743	13,736	18,151	16,270	20,668
Goodwill	29,585	28,209	24,361	25,065	25,977	25,220	25,820	25,820
Total assets	67,871	71,410	66,414	69,488	72,520	72,184	75,195	85,593
Total debt(10)	36,159	36,827	34,500	28,500	17,850	28,500	15,000	160,000
Stockholders’ equity (deficit)	22,443	25,585	22,468	31,152	43,544	34,485	49,207	(85,395)

(1)	We use a 52-week or 53-week fiscal year ending on the last Friday of December. Our last five fiscal years were 52-week years. The first quarter of 2003 was a 13-week period and the first quarter of 2004 was a 14-week period. Our 2004 fiscal year will be a 53-week year.
(2)	Includes selling, general and administrative expenses and depreciation and amortization. Through 2001 we amortized goodwill, which represents the excess of purchase price over fair value of identifiable net assets acquired, on a straight line basis over 15 to 40 years. During 2001 we recognized an impairment loss of approximately $3,028 on goodwill as it was determined that, based on the current and future operating results of our Visual Structures, Inc. subsidiary, the goodwill would not be recoverable. That subsidiary has been closed and is in the process of being dissolved. We adopted SFAS No. 142, Accounting for Goodwill and Other Intangible Assets on January 1, 2002. With this adoption goodwill is no longer subject to amortization. SFAS No. 142 requires that goodwill be tested at least annually for impairment to determine whether its carrying value exceeds its implied fair value.
(3)	Includes minority interest and miscellaneous, net. Minority interest represents a 4.76% interest in Projecta B.V., our Dutch subsidiary, held by the managing director of that operation.
(4)	As a subchapter S corporation under the Internal Revenue Code of 1986, as amended, we generally are not subject to United States federal and most state income taxation. Rather, our income, gains, losses, deductions and credits flow through to our stockholders. Therefore, no provision or liability is recorded in the consolidated financial statements for our taxable income in the United States. We pay foreign taxes on the earnings of our European subsidiaries. We make quarterly distributions to our shareholders to cover their federal and state tax liabilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Income Taxes.”
(5)	We calculate EBITDA as net income before income taxes, interest and depreciation, amortization and impairment loss. EBITDA is a non-GAAP measure of operations we use to evaluate the financial performance of our business generally and assess its cash flow generating abilities. EBITDA should not be considered in isolation from, and is not presented as an alternative measure of, operating income (loss) or cash provided by operating activities as determined under generally accepted accounting principles, or GAAP. The calculation of EBITDA may vary among companies. The definition of EBITDA used by us differs in certain respects from the definition of Consolidated EBITDA used in the Description of the Exchange Notes. The following table reconciles the computation of EBITDA, as compared to net income for the periods indicated:

	Year Ended					13 Weeks Ended March 28, 2003	14 Weeks Ended April 2, 2004	53 Weeks Ended April 2, 2004
	December 31, 1999	December 29, 2000	December 28, 2001	December 27, 2002	December 26, 2003
	(dollars in thousands)
Net income	$21,452	$23,793	$18,886	$24,409	$28,604	$7,314	$10,621	$31,911
Income taxes	1,136	1,103	1,281	1,589	1,814	489	727	2,052
Interest	2,372	3,366	2,774	2,428	1,994	530	218	1,682
Depreciation, amortization and impairment loss(11)	3,379	4,085	7,378	3,754	3,990	1,009	961	3,942

EBITDA	$28,339	$32,347	$30,319	$32,180	$36,402	$9,342	$12,527	$39,587

(6)	The ratios of total debt to EBITDA for the years presented are computed by dividing the total debt as of the end of the year by EBITDA for the year. The ratios of total debt to EBITDA for the 13 weeks ended March 28, 2003 and the 14 weeks ended April 2, 2004 are computed by dividing the total debt as of the end of the period by EBITDA for the 52-week period (in the case of 2003) or 53-week period (in the case of 2004) then ended.
(7)	For purposes of calculating the ratio of earnings to fixed charges, (i) earnings are defined as net income before income taxes plus fixed charges and (ii) fixed charges are defined as interest (including the amortization of debt issuance costs) and the portion of operating lease expense management believes to be representative of the interest component of rental expense. For purposes of computing the pro forma ratios of earnings to fixed charges and EBITDA to interest expense for the 52 weeks ended December 26, 2003, the 13 weeks ended March 28, 2003, the 14 weeks ended April 2, 2004 and the 53 weeks ended April 2, 2004, the interest expense was assumed to be $15,159, $3,841, $4,089 and $15,407, respectively, and the amortization of deferred finance charges was assumed to be $857, $214, $214 and $857, respectively.
(8)	As adjusted to give effect to the issuance of the notes and the application of the net proceeds therefrom to retire the remaining $15.0 million of indebtedness outstanding under our existing credit facility, to pay a special distribution to our shareholders of approximately $134.6 million and to increase our cash and cash equivalents for general corporate purposes.
(9)	Working capital represents total current assets less total current liabilities.
(10)	Total debt is current maturities of long-term debt plus long-term debt plus notes payable.
(11)	See footnote (2) above.

RISK FACTORS

You should consider carefully all of the information set forth in this prospectus and, in particular, the following risks before you decide to invest in the notes. If any of the following uncertainties or risks actually occurs, our business, financial condition or results of operations could be materially adversely affected.

Risks Relating to the Exchange Offer

You must carefully follow the required procedures in order to exchange your original notes.

The exchange notes will be issued in exchange for original notes only after timely receipt by the exchange agent of a duly executed letter of transmittal and all other required documents. Therefore, if you wish to tender your original notes, you must allow sufficient time to ensure timely delivery. Neither we nor the exchange agent has any duty to notify you of defects or irregularities with respect to tenders of original notes for exchange. Any holder of original notes who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for original notes that were acquired in market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

If you do not exchange original notes for exchange notes, transfer restrictions will continue and trading of the original notes may be adversely affected.

The original notes have not been registered under the Securities Act and are subject to substantial restrictions on transfer. Original notes that are not tendered for exchange for exchange notes or are tendered but not accepted will, following completion of the exchange offer, continue to be subject to existing restrictions upon transfers. We do not currently expect to register the original notes under the Securities Act. To the extent that original notes are tendered and accepted in the exchange offer, the trading market for the original notes, if any, could be adversely affected.

Risks Related to Our Business

The increased demand for projection screens has resulted in large part from changes in projector technology, increased use of visual presentation tools and other industry trends.

The demand for projection screens and other presentation products has increased in recent years largely as the result of improved capabilities and lower costs of projectors, the increased use of visual presentation tools in business, education and other settings and the strong consumer interest in home theaters. Any changes in these or other industry trends, including the development of competing technologies, could adversely affect the demand for our products.

Substantial competition from existing or new competitors or products could reduce our market share and harm our results.

The projection screen business is highly competitive with a number of competitors in the United States and internationally. Although we believe that we have a substantially larger global market share in projection screens than our nearest competitor, we currently compete on an international basis with two other substantial competitors and a number of newer entrants from China and elsewhere. We also compete with a number of smaller companies in many of our local markets. There is no assurance that existing or new competitors in the United States, Europe, Asia or elsewhere will not gain market share. We also face competition to a certain extent from manufacturers of electronics products, including large plasma screens, liquid crystal displays and televisions. There is no assurance that size, pricing or other improvements in these products or the development of new products will not result in increased competitive pressure. Any increased competition could adversely affect our financial performance.

Our success depends on our ability to retain our senior management and other key personnel.

Our success depends to a significant extent on the efforts and abilities of our senior management team. The loss of one or more persons could have an adverse effect on our business. We currently do not have key executive insurance relating to our senior management team.

Our success also depends on our ability to hire, train and retain skilled workers in all areas of our business. From time to time, there may be a shortage of skilled labor which may make it more difficult and expensive for us to attract and retain qualified employees. If we are unable to attract and retain qualified individuals or our labor costs increase significantly, our operations would be adversely affected.

Shortages of materials or components could adversely affect our results.

Shortages of materials or components could adversely affect our results. For example, prices of steel have increased substantially in the United States in recent months, and we have experienced increased difficulties and higher prices in procuring steel. If these problems increase, our results could be adversely affected. In addition, there are certain materials and components, including one type of a fabric substrate, as to which we have a sole supplier or only one or a few suppliers. Any disruption in deliveries from these suppliers also could adversely affect our results.

Changing technology requires us to make continued product innovations to remain competitive.

Changes in technology create the demand for new screen surfaces and other product innovations. For example, the screen surfaces that increase contrast, rather than reflectivity, have been required to make better use of the higher power of newer projectors in many applications. If we fail to make needed product innovations, our competitive position and results will be adversely affected.

A casualty or work stoppage relating to our Warsaw, Indiana facility or other facilities could adversely affect our results.

A large portion of our manufacturing and other operations are conducted at our headquarters facility in Warsaw, Indiana. Any interruption in our manufacturing, head office or computer operations from fire, severe weather, accident or other calamity or work stoppage at this facility or our other facilities could have a material adverse effect on our reputation or results. For example, our Warsaw facility was damaged by a tornado in October 2001, which temporarily affected our manufacturing operations at that facility.

We may incur material liabilities under various environmental laws.

We are subject to various evolving federal, state, local and foreign environmental laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, treatment and disposal of a variety of hazardous and non-hazardous substances and wastes. These laws and regulations provide for substantial fines and criminal sanctions for violations and impose liability for the costs of cleaning up, and damages resulting from, past spills, disposals or other releases. Although we are not aware of any material expenses required to be made by us to comply with environmental laws, there is no assurance that material expenditures relating to environmental matters might not ultimately become necessary.

Fluctuations in currency exchange rates could adversely affect our sales and profits.

We do most of our manufacturing in the United States, with the remainder of our manufacturing facilities being in The Netherlands and France. Therefore, virtually all of our labor and overhead costs and many of our costs for components and supplies are in dollars or Euros, although we procure some components in Asia. Our customers are located throughout the world. Consequently, fluctuations in currency exchange rates could make our products less cost competitive or reduce our margins.

We cannot assure you that we will continue to qualify as an S corporation and will continue to be generally exempt from United States federal or state income taxes.

We have made an election to be treated as an S corporation for United States federal and state income tax purposes, commencing January 1, 1998, and an election to treat our eligible subsidiaries as qualified subchapter S subsidiaries for United States federal and state income tax purposes. As an S corporation, we generally are not subject to United States federal and most state income taxation on our income from U.S. operations. Rather, our income, gains, losses, deductions and credits generally flow through to our shareholders.

Section 1361 of the Internal Revenue Code of 1986, as amended, or the Code, provides that a corporation that meets certain requirements may elect to be taxed as an S corporation. These requirements include, but are not limited to: (1) the corporation having only certain types of shareholders, (2) the corporation having 75 shareholders or less and (3) the corporation having only one class of stock. We believe we presently meet the requirements to be treated as an S corporation.

We have not obtained a ruling from the Internal Revenue Service or any state tax agency confirming that we will be treated as an S corporation or that our eligible subsidiaries will be treated as qualified subchapter S subsidiaries for United States federal and state income tax purposes. Nor have we obtained an opinion upon which you may rely to this effect. Further, we cannot assure you that the applicable law and regulations will not change in a way that would result in our treatment as a corporation other than as an S corporation for United States federal and state income tax purposes in the future.

As we were a C corporation (that is, a regular corporation for tax purposes) before converting to an S corporation, we are potentially subject to a corporate-level “built-in gain” tax generally based on the excess of the fair market value of our assets over their tax basis on our S corporation conversion date (January 1, 1998). As a result, if we dispose of our “built-in gain” assets before 2008, we may be required to pay a federal corporate income tax on the realized built-in gain at the highest regular corporate rate. We do not currently contemplate making any substantial asset sales.

If for any reason we elect to change or lose our S corporation status or our subsidiaries lose their qualified subchapter S subsidiary status, we would be required to pay United States federal and state income tax, thereby reducing the amount of cash available to repay our debt, including the notes, or to reinvest in our operations, which generally would have a material adverse effect on our operating results and financial condition.

Risks Related to the Exchange Notes

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the exchange notes.

We have a significant amount of indebtedness. As of April 2, 2004, as adjusted to give effect to the issuance of the original notes and the repayment of our then-outstanding bank credit facility, our total debt would have been $160.0 million. We also have a new unsecured revolving credit facility pursuant to which we may borrow up to $5.0 million, subject to certain conditions. Our Dutch subsidiary has a secured credit facility pursuant to which it may borrow up to approximately 1.5 million Euros, subject to certain conditions. Our substantial indebtedness could have important consequences for you by adversely affecting our financial condition and thus making it more difficult for us to satisfy our obligations with respect to the exchange notes. Our substantial indebtedness could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments in respect of our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and for other general corporate purposes;

•	increase the amount of interest expense that we have to pay, because some of our borrowings are at variable rates of interest, which, if interest rates increase, will result in higher interest expense;

•	increase our vulnerability to adverse general economic or industry conditions;

•	limit our flexibility in planning for, or reacting to, competition and/or changes in our business or the industry in which we operate;

•	limit our ability to borrow additional funds;

•	restrict us from making strategic acquisitions, introducing new brands or products or exploiting business opportunities;

•	make it more difficult for us to satisfy our obligations with respect to the exchange notes; and

•	place us at a competitive disadvantage compared to our competitors that have less debt or more financial resources.

Despite our level of indebtedness, we will be permitted to incur substantially more debt. This could further exacerbate the risks described above.

We and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although the indenture governing the exchange notes contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, including obligations not included within the definition of Indebtedness in the indenture, and allow us to incur additional indebtedness so long as a specified ratio of our consolidated EBITDA to consolidated interest expense is met. The indebtedness incurred in compliance with these restrictions could be very substantial. To the extent new debt is added to our and our subsidiaries’ currently anticipated debt levels, the substantial indebtedness risk described above would increase.

Your right to receive payments on the exchange notes is unsecured and is effectively junior to any future secured borrowings.

The indenture relating to the exchange notes permits us and our subsidiaries to incur additional secured debt under specified circumstances. Because the exchange notes are unsecured, in the event of any liquidation, dissolution, reorganization, bankruptcy or other similar proceeding regarding us, whether voluntary or involuntary, the holders of our secured debt will be entitled to receive payment to the extent of the assets securing that debt before we can make any payment with respect to the exchange notes. If any of the foregoing events occurs, we cannot assure you that we will have sufficient assets to pay amounts due on our debt and the exchange notes. As a result, you may receive less than you are entitled to receive or recover nothing if any liquidation, dissolution, reorganizations, bankruptcy or other similar proceeding occurs.

We will be substantially restricted by the terms of the exchange notes and our other debt, which could adversely affect us and increase your credit risk.

The indenture governing the exchange notes contains various covenants and restrictions that limit our ability and certain of our subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	layer indebtedness;

•	pay dividends or make other distributions;

•	repurchase or redeem capital stock;

•	make investments or other restricted payments;

•	create liens;

•	enter into transactions with our stockholders and affiliates;

•	sell assets or shares of capital stock of our subsidiaries;

•	restrict dividend or other payments to us from our subsidiaries; and

•	merge, consolidate or transfer substantially all of our assets.

As a result of these covenants and restrictions, we are limited in how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants.

We cannot assure you that we will be able to remain in compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with restrictive covenants under the indenture or our credit facilities could trigger prepayment obligations.

Our failure to comply with the restrictive covenants described above as well as others that may be contained in our credit facilities from time to time could result in an event of default, which, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms, our results of operations, financial condition and cash flows could be adversely affected by increased costs and rates.

We may depend in part on the cash flow from our subsidiaries to meet our obligations, and your right to receive payment on the exchange notes will be structurally subordinate to the obligations of these subsidiaries.

While the terms applicable to the exchange notes require that certain of our future domestic subsidiaries must guarantee the exchange notes, none of our current subsidiaries are guarantors. Our current subsidiaries are separate and distinct legal entities with no obligation to pay any amounts due pursuant to the exchange notes or to provide us with funds for our payment obligations. Our cash flow and our ability to service our debt, including the exchange notes, may depend in part on the earnings of our subsidiaries and on the distribution of earnings, loans or other payments to us by these subsidiaries. These subsidiaries represented 19.9% and 28.3% of our net sales and assets, respectively, in 2003. In addition, the ability of these subsidiaries to make any dividend, distribution, loan or other payment to us could be subject to statutory or contractual restrictions. Payments to us by these subsidiaries will also be contingent upon their earnings and their business considerations. Because we may depend in part on the cash flow of these subsidiaries to meet our obligations, these types of restrictions may impair our ability to make scheduled interest and principal payments on the exchange notes.

Furthermore, in the event of any bankruptcy, liquidation or reorganization of a non-guarantor subsidiary, you will not have any claim as a creditor against that subsidiary. As a result, all indebtedness and other liabilities, including trade payables, of the non-guarantor subsidiaries, whether secured or unsecured, must be satisfied before any of the assets of those subsidiaries would be available for distribution, upon a liquidation or otherwise, to us in order for us to meet our obligations with respect to the notes. As of April 2, 2004, our subsidiaries had no outstanding indebtedness.

Any future guarantee by any of our future domestic subsidiaries could be subject to fraudulent conveyance claims.

The indenture governing the exchange notes requires that certain of our future domestic subsidiaries guarantee the exchange notes. On the date the exchange notes are issued, none of our subsidiaries will guarantee the exchange notes. If in the future any of our subsidiaries guarantees the exchange notes, such guarantee may be subject to review under federal or state fraudulent conveyance laws in the event of the bankruptcy or other financial difficulty of such subsidiary. Depending on the standard applied in connection with that review, the review could result in the subsidiary’s guarantee being voided or subordinated to all other indebtedness of that subsidiary, and could result in payments previously made in respect of such guarantee being returned to such subsidiary.

There has been no prior market for the exchange notes and therefore your ability to sell the exchange notes may be limited.

The exchange notes are a new issue of securities and there is currently no established public market for the exchange notes, and we do not intend to list them on any securities exchange. Although Morgan Stanley & Co. Incorporated, as placement agent for the original notes, has informed us that it intends to make a market in the exchange notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. Any such market-making will be subject to the limitations imposed by the Securities Act and the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and may be limited during the exchange offer.

We cannot assure you that you will be able to sell your exchange notes at a particular time or that the prices that you receive when you sell will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the exchange notes. Future trading prices of the exchange notes will depend on many factors, including:

•	our operating performance and financial condition;

•	our ability to complete the exchange offer;

•	the interest of securities dealers in making a market for the exchange notes;

•	the market for similar securities; and

•	our ability to comply with reporting requirements under the Exchange Act following the exchange offer.

The market price for the exchange notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in the prices of such securities. There can be no assurance that the market for the exchange notes will not be subject to similar disruptions. Any disruptions may have a negative effect on the holders of the exchange notes, regardless of our prospects and financial performance.

THE EXCHANGE OFFER

Purposes and Effect of the Exchange Offer

We sold the original notes in a private offering in May, 2004 to Morgan Stanley & Co. Incorporated (the “placement agent”), who resold the original notes to “qualified institutional buyers” in reliance on Rule 144A under the Securities Act and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.

In connection with the issuance of the original notes, we entered into a registration rights agreement (the “registration rights agreement”) with the placement agent for the benefit of holders of the original notes. The following description of the registration rights agreement is a summary only. It is not complete and does not describe all of the provisions of the registration rights agreement. For more information, you should review the provisions of the registration rights agreement that we filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

We agreed with the placement agent, for the benefit of the holders of the original notes, to use our reasonable best efforts, at our cost, to file and cause to become effective a registration statement with respect to the registered offer to exchange the original notes for an issue of our unsubordinated exchange notes, guaranteed by our subsidiary guarantors, if any, and with terms identical to the original notes (except that the exchange notes will not bear legends restricting transfer).

The exchange offer will remain open for not less than 20 business days after the date on which we mail notice of the exchange offer to holders of the original notes. For each original note surrendered to us under the exchange offer, the holder will receive an exchange note of equal principal amount. Interest on each exchange note shall accrue from the last interest payment date on which interest was paid on the original note so surrendered or, if no interest has been paid on the original notes, from May 18, 2004.

If we effect the exchange offer, we will be entitled to close the exchange offer 20 business days after its commencement, provided that we have accepted all original notes validly surrendered to us in accordance with the terms of the exchange offer. Original notes not tendered in the exchange offer will bear interest at the rate described in this prospectus and be subject to all of the terms and conditions specified in the indenture and to the transfer restrictions described in this prospectus.

In the event that applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer, or under other specified circumstances, we will, at our cost, use our reasonable best efforts to cause to become effective a shelf registration statement with respect to resales of the original notes. We will use our reasonable best efforts to keep the shelf registration statement effective until the expiration of the time period referred to in Rule 144(k) under the Securities Act after the closing date of our offering of the original notes, or such shorter period that will terminate when all original notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. We will, in the event of such a shelf registration, provide to each holder of original notes copies of the prospectus, notify each holder when the shelf registration statement for the original notes has become effective and take certain other actions as are required to permit resales of the original notes. A holder that sells its original notes pursuant to the shelf registration statement (1) generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, (2) will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and (3) will be bound by the provisions of the registration rights agreement that are applicable to that holder (including indemnification obligations).

The registration rights agreement provides that:

(1) we will use our reasonable best efforts to file an exchange offer registration statement with the SEC on or prior to 60 days after the closing date of our offering of the original notes;

(2) we will use our reasonable best efforts to have the exchange offer registration statement declared effective by the SEC on or prior to 180 days after the closing date of our offering of the original notes;

(3) unless the exchange offer would not be permitted by applicable law or SEC policy, we will:

(a) commence the exchange offer, and

(b) issue exchange notes in exchange for all original notes tendered prior thereto in the exchange offer; and

(4) if obligated to file a shelf registration statement, we will file the shelf registration statement with the SEC on or prior to 60 days after the closing date of our offering of the original notes and will use our reasonable best efforts to cause the shelf registration to be declared effective by the SEC on or prior to 180 days after such obligation arises, or otherwise in accordance with the terms of the registration rights agreement.

If:

(1) we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing; or

(2) any of the registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “effectiveness target date”); or

(3) we fail to consummate the exchange offer within 30 business days of the effectiveness target date with respect to the exchange offer registration statement; or

(4) the shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales or exchanges of notes during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a “registration default”), then we will pay additional interest (in addition to interest which is otherwise due on the notes) to each holder of notes, with respect to the first 90-day period immediately following the occurrence of the first registration default, in an amount equal to 0.25% per annum of the principal amount of notes held by such holder.

The amount of additional interest (in addition to interest which is otherwise due on the notes) will increase by an additional 0.25% per annum of the principal amount of such notes with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of additional interest (in addition to interest which is otherwise due on the notes) for all registration defaults of 1.0% per annum of the principal amount of the notes.

We will pay all additional interest in cash semi-annually on the regular interest payment dates for the notes.

Following the cure of all registration defaults, the accrual of additional interest will cease.

Resale of the Exchange Notes

Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that, unless you are a broker-dealer or an affiliate of us, you may offer for resale, resell or otherwise transfer the exchange notes issued to you pursuant to the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you acquire the exchange notes in the ordinary course of business and you do not intend to participate in and have no arrangement or understanding with any person to participate in the distribution of the exchange notes.

If you are an affiliate of us or if you tender in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of the exchange notes, you may not rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley & Co., Incorporated (available June 5, 1991), or similar no-action letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K of the Securities Act.

Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act. Accordingly, each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

By tendering in the exchange offer, you represent to us that, among other things:

(1) you are acquiring the exchange notes in the ordinary course of business;

(2) you have no arrangement or understanding with any person to participate in a distribution of the original notes or the exchange notes;

(3) you are not an “affiliate” of us (as defined under the Securities Act) or if you are an affiliate of us, that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

(4) you are not engaged in, and do not intend to engage in, the distribution of the exchange notes; and

(5) if you are a broker-dealer that will receive exchange notes for your own account in exchange for any original notes that were acquired by you as a result of market-making activities or other trading activities:

(a) you cannot rely on the no-action letters described above; and

(b) you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes.

Terms of the Exchange Offer

Upon satisfaction or waiver of the conditions of the exchange offer, we will accept any and all original notes properly tendered and not validly withdrawn prior to the expiration date. We will promptly issue the exchange notes following expiration of the exchange offer. See “—Conditions to the Exchange Offer” and “—Procedures for Tendering.” We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of original notes accepted in the exchange offer. As of the date of this prospectus, there is $160,000,000 aggregate principal amount of original notes outstanding. Holders may tender some or all of their original notes pursuant to the exchange offer. However, original notes may be tendered only in integral multiples of $1,000. The exchange offer is not conditioned upon any number or aggregate principal amount of original notes being tendered.

The form and terms of the exchange notes will be the same in all material respects as the form and terms of the original notes, except that the exchange notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer. The exchange notes will evidence the same debt as the original notes and will be issued pursuant to, and entitled to the benefits of, the indenture pursuant to which the original notes were issued. Original notes that are accepted for exchange will be cancelled and retired.

Interest on the exchange notes will accrue from the most recent date to which interest has been paid on the original notes or, if no interest has been paid on the original notes, the issue date. Accordingly, registered holders of exchange notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid on the original notes, the issue date. Original notes accepted for exchange will cease to accrue interest from and after the date the exchange offer closes. If your original notes are accepted for exchange, you will not receive any payment in respect of interest on the original notes for which the record date occurs on or after completion of the exchange offer.

You do not have any appraisal or dissenters’ rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement. If you do not tender for exchange or if your tender is not accepted, the original notes will remain outstanding and you will be entitled to the benefits of the indenture, but will not be entitled to any registration rights under the registration rights agreement.

For purposes of the exchange offer, we will be deemed to have accepted validly tendered original notes when, and if, we have given oral or written notice thereof to the exchange agent. The exchange agent will act as our agent for the purpose of distributing the appropriate exchange notes from us to the tendering holders. If we do not accept any tendered original notes because of an invalid tender or the occurrence of certain other events set forth in this prospectus, we will return the unaccepted original notes, without expense, to the tendering holder thereof promptly after the expiration date.

If you tender your original notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See “—Fees and Expenses” below.

Expiration Date; Extension; Termination; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on             , 2004, unless extended (the “expiration date”). We reserve the right to extend the exchange offer at our discretion, in which event the term “expiration date” shall mean the time and date on which the exchange offer as so extended shall expire. We will notify the exchange agent of any extension by oral or written notice and will make a public announcement of any extension and specify the principal amount of original notes tendered to date, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion, to:

(1) delay accepting for exchange any original notes for exchange notes or to extend or terminate the exchange offer and not accept for exchange any original notes for exchange notes if any of the events set forth under “—Conditions of the Exchange Offer” occur and we do not waive the condition by giving oral or written notice of the delay or termination to the exchange agent; or

(2) amend the terms of the exchange offer in any manner.

We will not delay payment of accepted original notes after the expiration date other than in anticipation of our receipt of any necessary government approvals.

Any delay in acceptance for exchange, extension or amendment will be followed as promptly as practicable by a public announcement of the delay. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of original notes of the amendment, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders of the original notes, if the exchange offer would otherwise expire during that five to ten business day period. If we change the consideration being offered or the percentage of original notes being sought in the exchange offer, we will keep the exchange offer open for at least ten business days from the date on which we provide notice to holders of the original notes. The rights we have reserved in this paragraph are in addition to our rights set forth under “—Conditions of the Exchange Offer.”

Conditions of the Exchange Offer

Our obligation to consummate the exchange offer is not subject to any conditions other than that the exchange offer does not violate any applicable law or applicable interpretation of the SEC staff. Accordingly, we will not be required to accept for exchange any original notes tendered and may terminate or amend the exchange offer as provided herein before the acceptance of any original notes if:

(1) any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority with respect to the exchange offer which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer; or

(2) there shall have been proposed, adopted or enacted any law, statute, rule, regulation, order or SEC staff interpretation which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer.

The foregoing conditions are for our sole benefit and may be asserted regardless of the circumstances giving rise to the conditions or may be waived by us in whole or in part at any time and from time to time in our sole discretion prior to the expiration date. If we waive or amend the foregoing conditions, we will, if required by applicable law, extend the exchange offer for a minimum of five business days from the date that we first give notice, by public announcement or otherwise, of such waiver or amendment, if the exchange offer would otherwise expire within that five business-day period. Our determination concerning the events described above will be final and binding upon all parties.

Procedures For Tendering

Only a holder of original notes may tender them in the exchange offer. To validly tender in the exchange offer by book-entry transfer, you must deliver an agent’s message or a completed and signed letter of transmittal (or facsimile thereof), together with any required signature guarantees and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, and the original notes must be tendered pursuant to the procedures for book-entry transfer set forth below. To validly tender by means other than book-entry transfer, you must deliver a completed and signed letter of transmittal (or facsimile thereof), together with any required signature guarantees and any other required documents and the original notes, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the original notes by causing DTC to transfer the original notes into the exchange agent’s account in accordance with DTC’s ATOP procedures for transfer. However, although delivery of original notes may be effected through book-entry transfer into the exchange agent’s account at DTC, an agent’s message or a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the exchange agent at its addresses set forth under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date, or the guaranteed delivery procedure set forth below must be complied with. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH DTC’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

The term “agent’s message” means, with respect to any tendered original notes, a message transmitted by DTC to and received by the exchange agent and forming part of a book-entry confirmation, stating that DTC has received an express acknowledgment from each tendering participant to the effect that, with respect to those original notes, the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant. The term “book-entry confirmation” means a timely confirmation of a book-entry transfer of original notes into the exchange agent’s account at DTC.

If you tender an original note, and do not validly withdraw your tender, your actions will constitute an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of your original notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal or original note should be sent to us; instead, they should be sent to the exchange agent. You may request that your broker, dealer, commercial bank, trust company or nominee effect the tender for you.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution (as defined below) unless the original notes are being tendered:

(1) by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

(2) for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by a member of a signature guarantee program within the meaning of Rule 17Ad-15 under the Exchange Act (an “eligible institution”).

If the letter of transmittal or any original notes are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing, and unless we waive it, evidence satisfactory to us of their authority to act must be submitted with the letter of transmittal.

We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered original notes. Our determination will be final and binding. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties.

Unless waived, you must cure any defects or irregularities in connection with tenders of your original notes within a time period we will determine. Although we intend to request that the exchange agent notify you of defects or irregularities with respect to your tender of original notes, we will not, nor will the exchange agent or any other person, incur any liability for failure to give you any notification. Tenders of original notes will not be deemed to have been made until any defects or irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

In addition, we reserve the right in our sole discretion (subject to the limitations contained in the indenture for the exchange notes):

(1) to purchase or make offers for any original notes that remain outstanding after the expiration date; and

(2) to the extent permitted by applicable law, to purchase original notes that remain outstanding after the expiration date in the open market, in privately negotiated transactions or otherwise.

The terms of any purchases or offers could differ from the terms of the exchange offer.

By tendering, you represent to us, among other things, that:

(1) you are acquiring the exchange notes in the ordinary course of business;

(2) you have no arrangement or understanding with any person to participate in a distribution of the original notes or the exchange notes;

(3) you are not an “affiliate” of us (as defined under the Securities Act) or if you are an affiliate of us, that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

(4) you are not engaged in, and do not intend to engage in, the distribution of the exchange notes; and

(5) if you are a broker-dealer that will receive exchange notes for your own account in exchange for any original notes that were acquired by you as a result of market-making activities or other trading activities:

(a) you cannot rely on the no-action letters described above; and

(b) you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes.

Guaranteed Delivery Procedures

If you wish to tender your original notes and either your original notes are not immediately available, or you cannot deliver your original notes and other required documents to the exchange agent, or cannot complete the procedure for book-entry transfer prior to the expiration date, you may effect a tender if:

(1) you make a tender through an eligible institution;

(2) prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery (by facsimile transmission, mail or hand delivery) setting forth your name and address, the certificate number(s) of the original notes (if available) and the principal amount of original notes tendered together with a duly executed letter of transmittal (or a facsimile thereof), stating that the tender is being made thereby and guaranteeing that, within three business days after the expiration date, the certificate(s) representing the original notes to be tendered, in proper form for transfer (or a confirmation of a book-entry transfer into the exchange agent’s account at DTC of original notes delivered electronically) and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

(3) the certificate(s) representing all tendered original notes in proper form for transfer (or confirmation of a book-entry transfer into the exchange agent’s account at DTC of original notes delivered electronically) and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Upon request to the exchange agent, you will be sent a notice of guaranteed delivery if you wish to tender your original notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw any tenders of original notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For your withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date, and prior to our acceptance for exchange. Any notice of withdrawal must:

(1) specify the name of the person having tendered the original notes to be withdrawn;

(2) identify the original notes to be withdrawn (including the certificate number(s), if applicable, and principal amount of the original notes);

(3) be signed in the same manner as the original signature on the letter of transmittal by which the original notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee with respect to the original notes register the transfer of the original notes into the name of the person withdrawing the tender; and

(4) specify the name in which any original notes are to be registered, if different from that of the person having tendered the original notes.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of withdrawal notices in our sole discretion. This determination shall be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect to them unless the original notes so withdrawn are validly re-tendered. Any original notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to you, without cost, promptly after withdrawal, rejection of tender or termination of the exchange offer. You may re-tender properly withdrawn original notes by following one of the procedures described above under “Procedures for Tendering” at any time prior to the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders pursuant to the exchange offer. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitation may be made by telegraph, telephone, telecopy, in person or by other means by our officers and regular employees and by officers and employees of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the original notes and in handling or forwarding tenders for exchange. We will pay the other expenses incurred in connection with the exchange offer, including fees and expenses of the trustee, accounting and legal fees and printing costs.

We will pay all transfer taxes, if any, applicable to the exchange of original notes pursuant to the exchange offer. If, however, certificates representing exchange notes or original notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the original notes tendered, or if tendered original notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of original notes pursuant to the exchange offer, then the amount of any transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of any taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange

If you do not exchange your original notes in the exchange offer, you will remain subject to the existing restrictions on transfer of the original notes. In general, you may not offer or sell the original notes unless they are registered under the Securities Act or unless the offer or sale is exempt from the registration requirements under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the original notes under the Securities Act.

Other Considerations

Participation in the exchange offer is voluntary and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your decision on what action to take.

No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, that information or those representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made pursuant to the exchange offer will, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which the information contained in this prospectus is given. The exchange offer is not being made to (and tenders will not be accepted from or on behalf of) holders of original notes in any jurisdiction in which the making of the exchange offer or the acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, we intend to take any action we deem necessary to permit the completion of the exchange offer in any jurisdiction and to extend the exchange offer to holders of original notes in that jurisdiction.

We may in the future seek to acquire original notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any original notes that are not tendered in the exchange offer nor to file a registration statement to permit resales of any original notes.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the original notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer will be amortized over the term of the exchange notes under accounting principles generally accepted in the United States.

Exchange Agent

Wilmington Trust Company has been appointed as exchange agent for the exchange offer. All correspondence in connection with the exchange offer and the letter of transmittal should be addressed to the exchange agent, as follows:

By Certified or Registered Mail:	By Overnight Courier or Hand:
Wilmington Trust Company	Wilmington Trust Company
DC-1626 Processing Unit	Corporate Capital Markets
PO Box 8861	1100 North Market Street
Wilmington, DE 19899-8861	Wilmington, DE 19890-1626

By Facsimile:

(302) 636-4145

Confirm by Telephone:

(302) 636-6470

Requests for additional copies of this prospectus, the letter of transmittal or related documents should be directed to the exchange agent.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes offered by this prospectus. In consideration for issuing the exchange notes contemplated by this prospectus, we will receive the original notes in like principal amount, the form and terms of which are substantially the same as the form and terms of the exchange notes (which replace the original notes, except as otherwise described in this prospectus, and which represent the same indebtedness). The original notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase or decrease in our indebtedness.

The net proceeds from the offering of the original notes were approximately $154.0 million after deducting selling commissions and estimated offering expenses payable by us for this offering. We used the net proceeds from the offering of the original notes to retire the remaining $15.0 million of indebtedness outstanding under our then-existing credit facility, to pay a special distribution to our shareholders of approximately $134.6 million and for general corporate purposes.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of April 2, 2004:

•	on an actual basis; and

•	as adjusted giving effect to the offering of the original notes and the use of net proceeds therefrom as discussed in “Use of Proceeds.”

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes included in this prospectus.

	As of April 2, 2004
	Actual	As Adjusted
	(unaudited)
	(dollars in thousands)
Cash and cash equivalents	$3,614	$8,012

Long-term debt (including current maturities):
Existing secured credit facility:
Revolving credit facility	$—	$—
Term loan	15,000	—
9 1/2% senior notes due 2011	—	160,000

Total long-term debt, including current portion(1)	15,000	160,000

Stockholders’ equity (deficit):
Common Stock, $1 par value, 1,000,000 shares authorized, 10,686 shares issued and 5,238.52 shares outstanding	11	11
Additional paid-in capital	11,769	11,769
Retained earnings (deficit)	60,419	(74,183)
Currency translation adjustment	893	893

	73,092	(61,510)
Less treasury stock at cost	(23,885)	(23,885)

Total stockholders’ equity (deficit)	49,207	(85,395)

Total capitalization	$64,207	$74,605

(1)	Does not give effect to any future borrowings under our credit facilities.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data. The selected consolidated financial data as of and for each of the years in the five-year period ended December 26, 2003 were derived from our audited consolidated financial statements. The selected consolidated financial data as of and for the 13 weeks ended March 28, 2003, the 14 weeks ended April 2, 2004 and the 53 weeks ended April 2, 2004 were derived from our unaudited consolidated financial statements. These unaudited consolidated financial statements include, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the data for such periods. Operating results for interim periods are not necessarily indicative of a full year’s operation. You should read the following data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes appearing elsewhere in this prospectus.

	Year Ended(1)					13 Weeks Ended March 28, 2003	14 Weeks Ended April 2, 2004	53 Weeks Ended April 2, 2004
	December 31, 1999	December 29, 2000	December 28, 2001	December 27, 2002	December 26, 2003
	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$97,950	$116,241	$112,330	$116,728	$129,114	$31,730	$39,080	$136,464
Cost of sales	58,094	71,254	69,508	70,637	76,643	18,382	21,737	79,998

Gross profit	39,856	44,987	42,822	46,091	52,471	13,348	17,343	56,466
Selling, general, and administrative expenses	11,178	12,305	11,975	13,068	15,315	3,965	4,577	15,927
Depreciation, amortization and impairment loss(2)	3,379	4,085	7,378	3,754	3,990	1,009	961	3,942

Operating income	25,299	28,597	23,469	29,269	33,166	8,374	11,805	36,597

Other expense:
Interest	2,372	3,366	2,774	2,428	1,994	530	218	1,682
Minority interest(3)	89	95	105	144	164	44	64	184
Miscellaneous, net	250	240	423	699	590	(3)	175	768

Total other expense	2,711	3,701	3,302	3,271	2,748	571	457	2,634

Income before income taxes	22,588	24,896	20,167	25,998	30,418	7,803	11,348	33,963
Income taxes(4)	1,136	1,103	1,281	1,589	1,814	489	727	2,052

Net income	$21,452	$23,793	$18,886	$24,409	$28,604	$7,314	$10,621	$31,911

Basic earnings per share	$4,060.50	$4,530.79	$3,608.61	$4,685.49	$5,493.95	$1,404.85	$2,029.88	$6,118.98
Diluted earnings per share	4,049.23	4,517.31	3,595.75	4,676.89	5,468.23	1,398.95	2,018.88	6,088.16
Distributions to Shareholders:
Taxes(4)	$7,117	$10,321	$10,024	$7,501	$9,432	$2,213	$2,257	$9,476
Other	6,953	9,847	9,478	9,376	9,450	2,409	3,174	10,215

Total distributions	$14,070	$20,168	$19,502	$16,877	$18,882	$4,622	$5,431	$19,691

Distributions per share	$2,596.95	$3,919.93	$3,527.73	$3,309.89	$3,619.93	$978.04	$1,011.83	$3,653.72
Other Financial Data:
EBITDA(5)	$28,339	$32,347	$30,319	$32,180	$36,402	$9,342	$12,527	$39,587
Capital expenditures	4,959	5,116	4,056	4,114	3,129	635	1,872	4,366
Cash provided by (used in):
Operating activities	23,500	22,368	32,853	25,318	32,373	5,997	12,631	39,007
Investing activities	(9,798)	(5,109)	(5,558)	(3,161)	(2,979)	(635)	(1,872)	(4,216)
Financing activities	(12,340)	(18,296)	(24,119)	(23,732)	(29,433)	(5,269)	(8,368)	(32,532)
Ratio of total debt to EBITDA(6)
Historical	1.3	1.1	1.1	0.9	0.5	0.8	0.4	0.4
Pro forma	—	—	—	—	4.4	4.7	4.0	4.0
Ratio of EBITDA to interest expense
Historical	11.9	9.6	10.9	13.3	18.3	17.6	57.5	23.5
Pro forma(7)	—	—	—	—	2.3	2.3	2.9	2.4
Ratio of earnings to fixed charges(7)
Historical	10.5	8.4	8.3	11.7	16.3	15.7	53.1	21.2
Pro forma	—	—	—	—	2.0	2.1	2.7	2.2

	As of						As of April 2, 2004
	December 31, 1999	December 29, 2000	December 28, 2001	December 27, 2002	December 26, 2003	March 28, 2003	Actual	As Adjusted(10)
Balance Sheet Data:	(dollars in thousands)
Cash and cash equivalents	$1,250	$0	$1,814	$698	$1,263	$811	$3,614	$8,012
Working capital(8)	14,607	16,420	12,003	14,743	13,736	18,151	16,270	20,668
Goodwill	29,585	28,209	24,361	25,065	25,977	25,220	25,820	25,820
Total assets	67,871	71,410	66,414	69,488	72,520	72,184	75,195	85,593
Total debt(9)	36,159	36,827	34,500	28,500	17,850	28,500	15,000	160,000
Stockholders’ equity	22,443	25,585	22,468	31,152	43,544	34,485	49,207	(85,395)

(1)	We use a 52-week or 53-week fiscal year ending on the last Friday of December. Our last five fiscal years were 52-week years. The first quarter of 2003 was a 13-week period and the first quarter of 2004 was a 14-week period. Our 2004 fiscal year will be a 53-week year.
(2)	Through 2001 we amortized goodwill, which represents the excess of purchase price over fair value of identifiable net assets acquired, on a straight line basis over 15 to 40 years. During 2001 we recognized an impairment loss of approximately $3,028 on goodwill as it was determined that, based on the current and future operating results of our Visual Structures, Inc. subsidiary, the goodwill would not be recoverable. That subsidiary has been closed and is in the process of being dissolved. We adopted SFAS No. 142, Accounting for Goodwill and Other Intangible Assets on January 1, 2002. With this adoption goodwill is no longer subject to amortization. SFAS No. 142 requires that goodwill be tested at least annually for impairment to determine whether its carrying value exceeds its implied fair value.
(3)	Minority interest represents a 4.76% interest in Projecta B.V., our Dutch subsidiary, held by the managing director of that operation.
(4)	As a subchapter S corporation under the Code, we generally are not subject to United States federal and most state income taxation. Rather, our income, gains, losses, deductions and credits flow through to our stockholders. Therefore, no provision or liability is recorded in the consolidated financial statements for our taxable income in the United States. We pay foreign taxes on the earnings of our European subsidiaries. We make quarterly distributions to our shareholders to cover their federal and state tax liabilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations––Overview—Income Taxes.”
(5)	We calculate EBITDA as net income before income taxes, interest and depreciation, amortization and impairment loss. EBITDA is a non-GAAP measure of operations we use to evaluate the financial performance of our business generally and assess its cash flow generating abilities. EBITDA should not be considered in isolation from, and is not presented as an alternative measure of, operating income (loss) or cash provided by operating activities as determined under generally accepted accounting principles, or GAAP. The calculation of EBITDA may vary among companies. The definition of EBITDA used by us differs in certain respects from the definition of Consolidated EBITDA used in the Description of the Exchange Notes. The following table reconciles the computation of EBITDA, as compared to net income for the periods indicated:

	Year Ended					13 Weeks Ended March 28, 2003	14 Weeks Ended April 2, 2004	53 Weeks Ended April 2, 2004
	December 31, 1999	December 29, 2000	December 28, 2001	December 27, 2002	December 26, 2003
	(dollars in thousands)
Net income	$21,452	$23,793	$18,886	$24,409	$28,604	$7,314	$10,621	$31,911
Income taxes	1,136	1,103	1,281	1,589	1,814	489	727	2,052
Interest	2,372	3,366	2,774	2,428	1,994	530	218	1,682
Depreciation, amortization and impairment loss(10)	3,379	4,085	7,378	3,754	3,990	1,009	961	3,942

EBITDA	$28,339	$32,347	$30,319	$32,180	$36,402	$9,342	$12,527	$39,587

(6)

The ratios of total debt to EBITDA for the years presented are computed by dividing the total debt as of the end of the year by EBITDA for the year. The ratios of total debt to EBITDA for the 13 weeks ended March 28, 2003 and the 14 weeks ended April 2, 2004 are computed by dividing the total debt as of the end of the period by EBITDA for the 52-week period (in the case of 2003) or 53-week period (in the case of 2004) then ended.
(7)	For purposes of calculating the ratio of earnings to fixed charges, (i) earnings are defined as net income before income taxes plus fixed charges and (ii) fixed charges are defined as interest (including the amortization of debt issuance costs) and the portion of operating lease expense management believes to be representative of the interest component of rental expense. For purposes of computing the pro forma ratios of earnings to fixed charges and EBITDA to interest expense for the 52 weeks ended December 26, 2003, the 13 weeks ended March 28, 2003, the 14 weeks ended April 2, 2004 and the 53 weeks ended April 2, 2004, the interest expense was assumed to be $15,159, $3,841, $4,089 and $15,407, respectively, and the amortization of deferred finance charges was assumed to be $857, $214, $214 and $857, respectively.
(8)	Working capital represents total current assets less total current liabilities.
(9)	Total debt is current maturities of long-term debt plus long-term debt plus notes payable.
(10)	See footnote 2 above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve numerous risks and uncertainties. This discussion also highlights trends and year-to-year changes in our results of operations. Our actual results could differ materially from those discussed in the forward-looking statements as a result of these risks and uncertainties, including those set forth in this prospectus under “Forward-Looking Statements” and under “Risk Factors.” You should read the following discussion in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and notes appearing elsewhere in this prospectus.

We use a 52- or 53-week fiscal year ending on the last Friday of December. Our last five fiscal years were 52-week years. The first quarter of 2003 was a 13-week period and the first quarter of 2004 was a 14-week period. Our 2004 fiscal year will be a 53-week period.

Overview

We are the world’s leading manufacturer and distributor of projection screens, based on internal estimates of market share. Front projection screens are our main product line. Front projection screen sales accounted for approximately 85% of our net sales in 2003, as compared to 83% and 81% in 2002 and 2001, respectively.

We also manufacture a number of other presentation products, including rear projection screens, lecterns, easels, audio visual carts, monitor mounts and conference cabinets. Improved capabilities, lower costs and greater portability of projectors, together with improved presentation tools, have caused an increase in projection screen sales in recent years. In addition, the home theater market has emerged as a significant market for projection screens. As a result, projection screen sales have accounted for an increasing proportion of our revenues.

Sales to customers outside the U.S. accounted for 36% of our net sales in 2003, with 23% of our net sales generated in Europe.

Projector sales by other companies are a primary driver of the demand for our projection screens. Many consumers purchase projection screens as part of their installation of a new projection system or in connection with an upgrade of their existing projection system.

We have also continued to focus on increasing the productivity of our manufacturing operations. Our cost of sales as a percentage of revenues has improved from 61.9% in 2001 to 59.4% in 2003. This improvement is a result of increasing productivity as well as a shift to more higher margin products.

Our business operations are divided into two segments: United States and Europe. Our United States segment includes the operations of Da-Lite Screen Company, Inc. Our Europe segment includes the operations of Projecta B.V. and Procolor S.A.S., our Dutch and French subsidiaries. Note 8 of the notes to our consolidated financial statements includes financial information regarding our segments.

Net Sales

Net sales represent the invoiced value of products shipped from our plants to customers. Our net sales are determined by subtracting product returns, sales discounts and return allowances from total sales. Products shipped from our European subsidiaries are invoiced in Euros. For financial reporting purposes, the aggregate Euro sales are converted to U.S. Dollars using an average of the ending daily exchange rate for the year or period reported.

Cost of Sales

Our cost of goods sold represents direct and indirect costs associated with the manufacture of our products. The principal elements of these costs are (1) purchased items such as fabric, fabric substrates, chemicals and coatings used for our screen surfaces; motors for our electric screens; aluminum, packaging materials and steel; (2) direct and indirect labor and related benefit costs; and (3) costs for repairs, maintenance, insurance, heat and electricity for our facilities and equipment.

Selling, general and administrative expenses

Selling, general and administrative expenses are comprised of all costs associated with our sales, marketing, finance and administrative departments. These costs include salaries, wages, commissions and related benefits, catalogues, literature, trade shows, travel and bad debt and collection expenses.

Depreciation and amortization

Through 2001, depreciation and amortization consisted of depreciation of facilities, amortization of goodwill and amortization of debt issuance expenses. For periods since 2001, depreciation and amortization has not included amortization of goodwill.

Interest

Interest expense consists of interest associated with our borrowings, amortization of deferred costs associated with the securing of our credit facilities and the costs or benefits of interest rate swap agreements in effect during the periods.

Miscellaneous, net

Miscellaneous consists of non-operating expenses, as well as costs in 2003 and 2004 associated with the closing of a subsidiary operation.

Income Taxes

As a subchapter S corporation for United States tax purposes, we generally are not subject to United States federal and most state income taxation. Rather, our income, gains, losses, deductions and credits flow through to our shareholders, and we make distributions to them to meet their tax obligations at an assumed maximum federal and state tax rate (based on the state with the highest tax rate in which any of our shareholders reside). This assumed rate was 40.4% during 2003. We pay foreign income taxes on the earnings of our European subsidiaries.

Results of Operations

Fourteen Weeks Ended April 2, 2004 Compared with Thirteen Weeks Ended March 28, 2003

Net Sales.    Our net sales were $39.1 million for the first quarter of 2004, as compared to net sales of $31.7 million for the first quarter of 2003, an increase of $7.4 million, or 23.2%. Improved economic conditions in the first quarter of 2004 as compared to 2003 contributed to this growth as we realized increases in all our front projection screen products. Results in the first quarter of 2004 benefitted from the 2004 period being a 14-week quarter, as compared to a 13-week quarter in 2003. In the U.S., electric screen sales increased $2.0 million, wall screen sales increased $1.8 million, and portable screen sales increased $1.4 million. Sales of our European subsidiaries increased $1.7 million or 26.7%, with the stronger Euro accounting for $1.1 million of that increase.

Cost of Sales.    Cost of sales was $21.7 million for the first quarter of 2004, as compared to $18.4 million for the first quarter of 2003, an increase of $3.3 million, or 18.3%. As a percentage of net sales, cost of sales represented 55.6% and 57.9% for the first quarters of 2004 and 2003, respectively. This represents a 2.3% improvement in margins that resulted from a combination of increased sales of higher margin products and improvements in productivity at our Warsaw plant.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses were $4.6 million for the first quarter of 2004, as compared to $4.0 million for the first quarter of 2003, an increase of $0.6 million, or 15.4%. Commission expense increased $0.2 million as a result of increased sales. Marketing expense increased $0.1 million due to the costs associated with issuing our new product catalog in the first quarter of 2004. Selling, general and administrative expense in our European subsidiaries increased $0.3 million of which $0.2 million was the result of the strengthening Euro.

Depreciation and Amortization.    Depreciation and amortization was $1.0 million for the first quarter of both 2004 and 2003.

Interest.    Interest was $0.2 million for the first quarter of 2004, as compared to $0.5 million for the first quarter of 2003, a decrease of $0.3 million, or 58.9%. The decrease was a direct result of the reduction in total debt of $13.5 million as we were able to prepay on our term loan using cash generated by operations. Interest expense will be substantially higher in 2004 and succeeding periods as the result of the issuance of the notes.

Miscellaneous, net.    Miscellaneous, net was $0.2 million for the first quarter of 2004, and related to the closing of a subsidiary in 2003, as compared to $0.0 million for the first quarter of 2003, an increase of $0.2 million. In the second quarter of 2004 we incurred non-cash compensation expense of approximately $1.7 million in connection with the reduction of the exercise price and associated exercise of a stock option, which expense we expect to record as miscellaneous, net in the second quarter of 2004. See “Management—Employment Agreements.”

Year Ended December 26, 2003 Compared to Year Ended December 27, 2002

Net Sales.    Our net sales were $129.1 million for 2003, as compared to net sales of $116.7 million for 2002, an increase of $12.4 million, or 10.6%. Improved economic conditions in the last half of 2003 contributed to this growth. U.S. sales of wall screen products increased $3.9 million due to the increased demand for that product offering in the home theater and education markets. Electric screen sales in the U.S. increased $3.0 million due to increased demand for (1) our tensioned screens that provide an extra flat surface for optimum image quality when using data or graphics and (2) the increased revenue from our products designed specifically for the home theater market that were introduced in 2002. Sales by our European subsidiaries increased $5.1 million, with the strengthening Euro accounting for $4.2 million of that increase.

Cost of Sales.    Cost of sales was $76.6 million for 2003 as compared to $70.6 million for 2002, an increase of $6.0 million, or 8.5%. As a percentage of net sales, cost of sales represented 59.4% and 60.5% for 2003 and 2002, respectively. This represents a 1.1% improvement in margins that resulted from a combination of increased sales of higher margin products and improvements in productivity at our Warsaw plant.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses were $15.3 million for 2003, as compared to $13.1 million for 2002, an increase of $2.2 million, or 17.2%. Marketing expense increased $0.5 million as we expanded our market coverage in home theater and on-line resale markets. Salaries and commission expense increased $0.5 million as a result of increased sales and performance-based compensation. Bad debt expense increased $0.2 million, primarily due to an increase in bankruptcies in our dealer/distributor base. Selling, general and administrative expenses in our European subsidiaries increased $1.0 million of which $0.7 million was the result of the strengthening Euro.

Depreciation and Amortization.    Depreciation and amortization was $4.0 million for 2003, as compared to $3.8 million for 2002, an increase of $0.2 million, or 6.3%. Depreciation increased due to the greater than normal levels of capital expenditures we have made over the previous five years.

Interest.    Interest was $2.0 million for 2003, as compared to $2.4 million for 2002, a decrease of $0.4 million, or 17.9%. The decrease was a direct result of the reduction in total debt of $10.7 million as we were able to prepay amounts outstanding under our term loan throughout the year using cash generated by operations. The applicable rate under our loan agreement was also decreased in 2003, because of adjustment provisions based on our lower leverage ratio we achieved by the end of 2002.

Miscellaneous, net.    Miscellaneous, net was $0.6 million for 2003, as compared to $0.7 million for 2002, a decrease of $0.1 million, or 15.6%. Miscellaneous, net consisted primarily of costs relating to the closing of a subsidiary in 2003 and certain non-cash stock compensation expense and tornado-related expenses in 2002.

Year Ended December 27, 2002 Compared to Year Ended December 28, 2001

Net Sales.    Our net sales were $116.7 million for 2002, as compared to net sales of $112.3 million for 2001, an increase of $4.4 million, or 3.9%. Sales of portable screens in the U.S. increased $1.0 million due to the increased demand in the hospitality market in the last half of 2002 as businesses started returning to off-site meetings after the post September 11, 2001 travel concerns were eased. Sales of fabric in the U.S. increased $1.0 million due to increased demand for that product in the international market. Procolor, our French subsidiary, contributed a $0.9 million increase, primarily because 2002 results included twelve months while 2001 included only eight months as the acquisition was completed at the end of April 2001. The strengthening Euro rate accounted for an additional $1.1 million increase in the sales of our European operations. Our results in late 2001 and early 2002 were adversely affected to a certain extent by a tornado which struck our Warsaw facility in October 2001.

Cost of Sales.    Cost of sales was $70.6 million for 2002, as compared to $69.5 million for 2001, an increase of $1.1 million, or 1.6%. As a percentage of net sales, cost of sales represented 60.5% and 61.9% for 2002 and 2001, respectively. This represents a 1.4% improvement in margins in 2002. This resulted from an improvement in the margins at our European operations as a result of increased sales of higher margin products and improvements in productivity at our Warsaw plant as we improved the layout of our manufacturing operations during the restoration of our plant after the October 24, 2001 tornado damage.

Selling, General, and Administrative Expenses.    Selling, general and administrative expenses were $13.1 million for 2002, as compared to $12.0 million for 2001, an increase of $1.1 million, or 9.1%. Selling, general and administrative expenses in our European subsidiaries increased $0.7 million of which $0.2 million was the result of the strengthening Euro exchange rate. Additionally the establishment of an administrative office for Procolor and the inclusion of those expenses for the full year increased the expense by $0.5 million. Selling, general and administrative expenses in the United States increased $0.3 million as the result of small increases in marketing and performance-based compensation.

Depreciation, Amortization and Impairment Loss.    Depreciation, amortization and impairment loss was $3.8 million for 2002, as compared to $7.4 million for 2001, a decrease of $3.6 million, or 49.1%. There was no amortization of goodwill in 2002 compared to goodwill amortization of $1.0 million in 2001 and an impairment write-off of $3.0 million in 2001. Depreciation increased due to the greater than normal levels of capital expenditures we have made over the previous four years.

Interest.    Interest was $2.4 million for 2002, as compared to $2.8 million for 2001, a decrease of $0.4 million, or 12.5%. The decrease was a direct result of the reduction in total debt of $6.0 million and a reduction in the effective interest rate due to the decrease in the Eurodollar rate.

Miscellaneous, net.    Miscellaneous, net was $0.7 million for 2002, as compared to $0.4 million for 2002, an increase of $0.3 million, or 65.2%. Miscellaneous, net consisted primarily of certain non-cash stock compensation expense and tornado-related expenses in 2002 and certain tornado-related expenses in 2001.

Selected Quarterly Financial Data

	First	Second	Third	Fourth
	(in thousands, except per share data)
Year ended December 27, 2002

Net sales	$27,112	$29,842	$30,574	$29,200
Gross profit	10,648	12,452	11,844	11,147
Operating Income	6,766	7,871	7,689	6,943
Income before income taxes	6,190	6,959	6,912	5,937
Net income	5,826	6,606	6,537	5,440
Basic earnings per share	1,115.46	1,266.84	1,257.06	1,046.13
Diluted earnings per share	1,112.19	1,262.69	1,252.22	1,049.79

Year ended December 26, 2003

Net sales	$31,730	$30,881	$32,238	$34,265
Gross profit	13,348	12,008	12,838	14,277
Operating income	8,374	7,638	7,991	9,163
Income before income taxes	7,803	7,083	7,421	8,111
Net income	7,314	6,681	7,109	7,500
Basic earnings per share	1,404.85	1,283.20	1,365.40	1,440.50
Diluted earnings per share	1,398.95	1,277.32	1,358.82	1,433.14

Liquidity and Capital Resources

We have been able to fund our working capital requirements, our capital expenditures and our distributions to shareholders primarily with cash generated from operations. Temporary capital requirements in the first half of each year to fund distributions to our shareholders for tax payments have been funded through our revolving credit facility. We have been able to reduce the amount of outstanding debt during each of the last three years. Depending on our expected cash needs, prevailing prices of the notes and other factors, we may purchase some notes from time to time in the open market or otherwise after expiration of the exchange offer.

Cash Flows

For the first quarter of 2004, cash provided by operating activities was $12.6 million, as compared to $6.0 million for the first quarter of 2003, an increase of $6.6 million or 110.6%. Cash used in investing activities was $1.9 million for the first quarter of 2004, as compared to $0.6 million, all of which in both quarters represented capital expenditures. Cash used in financing activities was $8.4 million for the first quarter of 2004, as compared to $5.3 million for the first quarter of 2003.

For 2003, cash provided by operating activities was $32.4 million, as compared to $25.3 million for 2002, an increase of $7.1 million or 27.9%. Cash used in investing activities was $3.0 million for 2003, of which $3.1 million represented capital investments, net of proceeds from certain asset sales, as compared to $3.2 million for 2002, of which $4.1 million represented capital investments, net of tornado-related insurance proceeds. Cash used in financing activities was $29.4 million for 2003, as compared to $23.7 million for 2002, as we increased the paydown of our indebtedness.

Interest expense will increase substantially as a result of the issuance of the notes. We believe that the cash generated by our operations will be sufficient to pay this interest expense as well as to fund planned capital expenditures, although there can be no assurances in this regard.

Liquidity

We believe the principal indicators of our liquidity are our cash position, remaining availability under our bank credit facilities and excess working capital. During the first quarter of 2004, our cash position increased $2.3 million to $3.6 million and our working capital position (i.e. the difference between total current assets and total current liabilities) increased $2.6 million to $16.3 million as compared to the end of 2003. During the year 2003, our cash position increased $0.6 million to $1.3 million and our working capital position decreased $1.0 million to $13.7 million.

At April 2, 2004, our then-current credit agreement consisted of a $40.0 million senior secured credit facility, composed of a $10.0 million revolving credit facility that expires August 15, 2007, and a $30.0 million term loan amortizable in quarterly installments currently ranging from $750,000 to $2,250,000 with the last payment due on the last business day of December, 2006. The company has paid all quarterly installments and prepaid $11.5 million out of cash flow. We had $25.0 million available under bank credit facilities, of which $15.0 million was drawn at April 2, 2004, resulting in a remaining availability of $10.0 million all under our revolving credit facility.

We retired that current credit facility with a portion of the proceeds from the issuance of the original notes. We established a new $5 million unsecured revolving credit facility which was effective concurrently with the closing of our offering of the original notes. This facility has a term of two years.

At April 2, 2004, our Dutch subsidiary, Projecta, had a line of credit, with maximum possible borrowings equal to approximately 1.5 million Euros or certain percentages of Projecta’s eligible accounts receivable and inventory. This facility is secured by Projecta’s accounts receivable and inventory. No borrowings were outstanding under the line of credit at April 2, 2004.

Capital Expenditures

Our capital expenditures were $4.1 million in each of 2001 and 2002 and $3.1 million in 2003. We plan to spend approximately $7.0 million in capital expenditures in 2004, including approximately $4.0 million of expenditures relating to the construction of our new facility in The Netherlands. We spent approximately $1.9 million in capital expenditures in the first quarter of 2004. The major capital expenditures in 2002, 2003 and 2004 relate to the new facility in The Netherlands. In 2001 the major capital items were for building additions and improvements in Warsaw, Indiana, and a new booth for trade shows.

Contractual Obligations

The following table sets forth, as of December 26, 2003, certain of our contractual obligations:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(in millions)
Repayments of Term Loans	$17.3	$3.5	$13.8	$0.0	$0.0
Purchase Obligation(1)	4.0	4.0	0.0	0.0	0.0

Total	$21.3	$7.5	$13.8	$0.0	$0.0

(1)	Represents the remaining commitment for the construction of a new facility in The Netherlands.

Distributions

We make distributions to our shareholders to pay estimated taxes relating to taxable income allocated to them by us on a quarterly basis. These tax-related distributions aggregated $10.0 million, $7.5 million and $9.4 million in 2001, 2002 and 2003, respectively, and $2.2 million and $2.3 million in the first quarter of 2003 and 2004, respectively. We also have been making additional regular monthly distributions to our shareholders, which have been paid to them through April 2004 at the monthly rate of $1.0 million in the aggregate through April of this year. After completion of this notes offering, we paid a special distribution to our shareholders of approximately $134.6 million ($25,500 per share). Although we will continue to make quarterly tax distributions to our shareholders, we do not plan to make any further regular monthly distributions after the April 2004 distribution, and plan to consider resumption of monthly regular distributions in 2005, subject to the covenants contained in the indenture relating to the notes.

Inflation

We believe that inflation has not had a material effect on our results of operations.

Environmental and Other Contingencies

We have incurred, and in the future will continue to incur expenditures for matters relating to environmental control, remediation, monitoring and compliance. We believe that compliance with current environmental laws and regulations is not likely to have a material adverse effect on our financial condition, results of operations or liquidity; however, environmental laws and regulations have changed rapidly in recent years and we may become subject to more stringent environmental laws and regulations in the future.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that management make a number of assumptions and estimates that affect the reported amounts of assets, liabilities, revenue and expenses in the consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, actual results may differ from these estimates and assumptions. Our critical accounting policies are those that affect our consolidated financial statements materially and involve a significant level of judgment by management.

Revenue Recognition—We recognize revenue when we have received an order from a customer, product has been shipped FOB shipping point, the sales price is fixed or determinable and the collectibility of sales price is reasonably assured.

Allowance for Doubtful Accounts—The financial status of customers is routinely checked and monitored by us when granting credit. We provide an allowance for doubtful accounts based upon historical experience and management’s analysis of past-due accounts.

Goodwill—Goodwill represents the excess of purchase price over the fair value of identifiable net assets acquired. Prior to 2002, goodwill was amortized on a straight-line basis over periods of 15 to 40 years. Effective January 1, 2002, we adopted the provisions of SFAS No. 142, Accounting for Goodwill and Other Intangible Assets. With the adoption of SFAS No. 142, goodwill is no longer subjected to amortization and we test, at least annually or when events or changes in circumstances occur, goodwill for impairment to determine whether its carrying value exceeds its implied fair value.

New Accounting Pronouncements

In December 2003, the FASB issued SFAS No. 132 (Revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, which revises employers’ disclosures about pension plans and other postretirement benefit plans. The provisions of this statement are effective for the year ended December 31, 2003, except for disclosures of certain information about foreign plans and estimated future benefit payments. The adoption of SFAS No. 132 (Revised 2003) did not have a material effect on us.

In January 2003, the FASB issued FIN 46, which provides guidance on consolidation of variable interest entities. In December 2003, the FASB issued FIN 46 (Revised 2003) which deferred the effective date of FIN 46 for certain variable interest entities (i.e., non-special purpose entities) until the first interim or annual period ending after March 15, 2004. The partial adoption of the provisions of FIN 46 (Revised 2003) did not have a material effect on our consolidated results of operations or financial position in 2003 and we do not expect that the full adoption of the provisions of FIN 46 (Revised 2003) will have a material effect on our consolidated results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, (FIN 45) which requires us to recognize a liability for the fair value of an obligation assumed by issuing a guarantee. FIN 45 was effective for guarantees issued or modified on or after January 1, 2003. The adoption of FIN 45 did not have a material effect on our consolidated results of operations or financial position.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services, and rights to use assets into separate units of accounting. The guidance in the consensus was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material effect on our consolidated results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, the provisions of which were effective for any exit or disposal activities initiated by us after December 31, 2002. SFAS No. 146 provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. The adoption of the provisions of SFAS No. 146 did not have a material effect on our consolidated results of operations or financial position.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which requires recognition of the fair value of obligations associated with the retirement of tangible long-lived assets when there is a legal obligation to incur such costs. Upon initial recognition of a liability, the cost is capitalized as part of the related long-lived asset and depreciated over the corresponding asset’s useful life. The adoption of SFAS no. 143 did not have a material effect on our consolidated results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the provisions of which are effective for the Company after December 31, 2002. SFAS No. 148 provides alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. Since we apply the intrinsic value-based method, this statement did not have a material effect on our consolidated results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, the provisions of which are effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on our consolidated results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, the provision of which generally became effective for the

Company July 1, 2003. The adoption of SFAS No. 150 did not have a material effect on our consolidated results of operations or financial position.

Quantitative and Qualitative Disclosures About Market Risk

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and accounts receivable. We maintain cash and cash equivalents with a well-capitalized financial institution.

Our sales are not materially dependent on a single customer or small group of customers. No one individual customer balance represents more than 5% of our total outstanding receivables as of April 2, 2004. Credit risk associated with our receivables balance is representative of the geographic, industry and customer diversity associated with our global business.

We also maintain credit controls in evaluating and granting customer credit. As a result, we may require that customers provide some type of financial guarantee in certain circumstances.

Foreign Currency Risk

We routinely use forward exchange contracts to hedge raw material purchases from vendors outside of the country of purchase. Gains and losses on these contracts offset changes in the related foreign currency-denominated costs.

Interest Rate Risk

With respect to interest rate risks at April 2, 2004 we had variable rate debt of $15.0 million. Based on the average outstanding month-end balances during 2004, each 1% increase in the interest recalculated on our variable rate debt would have increased or decreased our annual interest cost by approximately $0.2 million. Prior to January 8, 2004 we used interest rate swaps to manage the interest rate risk on the variable rate debt.

BUSINESS

We are the world’s leading manufacturer and distributor of projection screens based on our internal estimates of market share. We also sell and distribute certain associated products. We are well positioned to capitalize on the continuing growth in the professional audio visual and home theater markets. By building a reputation as a pioneer in screen innovation with a dedication to quality and exceptional customer service, we have earned the largest market share position and developed the most highly-regarded brand name in the industry. We are the successor to a business founded in Chicago in 1909 to manufacture projection screens primarily for the motion picture industry.

We manufacture an extensive range of products to target a variety of user types, including business, hospitality, education, consumer, government and worship centers. We have facilities in both the United States and Europe and currently use our sales and distribution networks to sell products in over 100 countries. We generated net sales, EBITDA and net income before taxes of $129.1 million, $36.4 million and $30.4 million, respectively, in 2003 and $116.7 million, $32.2 million and $26.0 million, respectively, in 2002.

Market Overview

Projector sales by other companies are a primary driver of the demand for our projection screens. According to a November 2003 report from International Data Corporation, unit sales of projectors were estimated to grow by 34.1% in 2002 and 38.6% in 2003. This report also forecasted unit growth in projector sales at a compound annual growth rate of 22.4% from 2003 through 2007. Projectors are subject to relatively short product life cycles and intense technological change as new products are developed. We, however, focus on support products that contribute to creating a complete audio visual component system. Our products include our core product line of front projection screens as well as additional presentation products, such as rear projection screens, lecterns, easels, audio visual carts, monitor mounts and conference cabinets. We benefit from the continued growth of the industry without bearing much of the associated technology risk.

However, innovation also has some importance to our products. We adapt and modify our products on a continuing basis to meet the evolving demands and requirements of technological innovation. For example, new screen surfaces and other product improvements are required for products to enable customers to take advantage of improving projector technology.

The audio visual industry spans a number of markets, including business, education, government, houses of worship, consumer, hospitality and other institutions, that are increasingly migrating toward the use of large, visual displays for a variety of purposes. The business market is the most important driver of success for the industry as a whole and is our most significant market as well. Approximately 50% of our 2003 net sales were generated from business accounts. The predominant drivers of growth of this market are the pervasive use of computerized presentation software (such as Microsoft PowerPoint®) and visual presentation tools in meetings. As prices continue to decline on high-technology and high-performance items such as digital projectors, and as projectors become more portable, an increasing percentage of businesses are able to enhance their conference capabilities by equipping offices with audio visual systems or augmenting current systems with larger displays.

The hospitality audio visual market also is growing as visual presentation tools have become increasingly important in conferences and other off-site meetings. Approximately 22% of our 2003 net sales were generated by the hospitality market.

The education industry, which accounted for approximately 17% of our net sales in 2003, has long been an important customer of the audio visual industry. Budget constraints have limited sales in the primary and secondary school markets in recent years. However, higher education institutions have become increasingly important users as they have expanded their audio visual capabilities. Computerized presentation software also has become a standard tool in this market as visual displays are increasingly used in classroom settings.

The home theater market is growing rapidly. Home theater projectors have evolved to provide higher performance at lower cost. Consequently, the addition of a media room to residential homes has become a more affordable option for middle income, as well as upper income, families. Home theaters have also benefited from the greater availability of movies, sports events and other content from DVDs, broadcast television, cable television and direct broadcast satellite services. The growth in home theaters also has been fueled by the “cocooning” trend of a number of families who want to enhance the range of activities in the home. The home theater market is our fastest growing market and accounted for approximately 10% of our net sales in 2003 as compared to approximately 7% in 2002.

Houses of worship are also developing into a significant area of growth as these organizations elect to equip their facilities with complete audio visual systems to enhance their presentation capabilities, rather than invest in costly and inflexible materials, such as bound paper hymnals.

International markets are becoming increasingly important. Certain parts of the world, especially Asia, Eastern Europe, Latin America and the Middle East, are expanding their use of audio visual systems.

Competitive Strengths

We believe that our competitive strengths include the following:

•	High Quality and Broad Product Line. We believe that we are the industry leader in the quality and breadth of our product line. We offer our customers more choices of projection screen surfaces and sizes than our competitors. We are recognized as an innovator in designing new surfaces and other product features to enable our customers to make better use of new projector capabilities. The breadth of our product line allows customers the efficiency of meeting a variety of their projection screen and related needs.

•	Strong Brands. We believe that the Da-Lite® brand is the leading name in the projection screen industry. We are dedicated to maintaining the strength of the Da-Lite® brand by demonstrating industry leadership in product development, customer service and education. We have a number of other recognized brands, including Projecta® (projection screens and support furniture), Procolor® (projection screens), Fast-Fold® (portable screens), Oravisual® (easels and lecterns), Polacoat® (rear projection screens) and Advance Products® (audio visual carts and monitor mounts).

•	Excellent Customer Service and Support. Our manufacturing processes enable us to offer our customers short lead times for product deliveries. This allows our dealers to conserve their capital by keeping inventory levels low, while providing more choice and better service to their customers. We offer excellent customer support through a dedicated staff of product specialists to assist dealers and users in meeting their presentation needs.

•	Strong Worldwide Distribution and Marketing Capabilities. We use a dedicated group of sales employees located throughout the United States to reach our dealers and other customers. In addition, we maintain relationships with distributors or dealers in over 125 countries throughout the world. Sales outside of the United States accounted for approximately 36% of our net sales in 2003, of which approximately 23% was attributable to sales in Europe.

•	Efficient and Flexible Manufacturing. We are a low-cost, efficient and flexible manufacturer of projection screens and related products. Our manufacturing and information processes are designed to provide competitive pricing, rapid order turnaround and excellent customer service. Our customers increasingly demand special sizes and very short delivery times. Therefore, we believe our efficient and flexible processes provide an important competitive advantage. Additionally, we believe that our vertically integrated production gives us a cost advantage over most of our competitors. For example, we produce fabric for many of our screen surfaces and also sell fabric to a number of our competitors. We source components on a worldwide basis to reduce costs.

•	Experienced and Capable Workforce and Management Team. Our highly motivated and flexible workforce continues to be an important source of ideas to improve productivity and reduce costs on a continuing basis. We also have a very experienced and capable management team. Mr. Lundin and Ms. Loughran joined our company in 1989 as part of a leveraged buyout and have led our company’s expansion strategy through internal growth and strategic acquisitions since then. Our executive officers and six other most senior employees have an average of 13 years of experience with us. See “Management.”

Company History

Our company is the successor to a business founded in Chicago in 1909 to manufacture movie screens primarily for the motion picture industry. The founder, Adele DeBerri, developed a silver painted canvas projection screen that quickly became the standard for the industry. We expanded rapidly in the 1950s and emerged as the pre-eminent manufacturer of projection screens in the world by developing the largest network of photographic distributors and dealers in the industry. We also pioneered many innovations including the first tripod screen, electrically operated screen, perforated screen, glass-beaded screen and the rear projection screen. In 1957, a core group of 40 employees relocated from Chicago to Warsaw, Indiana, where we continue to maintain our headquarters.

In 1984, Heritage Communications, Inc. acquired Da-Lite and subsequently consolidated its operations with other Heritage presentation product operations, including Welt/Safe-Lock (projection tables) and Oravisual (easels and lecterns).

In 1987, Tele-Communications, Inc. (“TCI”) purchased Heritage and divested the non-cable television portion of the business, including our company and our consolidated companies. Our current management and existing shareholders executed a leveraged buyout of our company in 1989.

We have made a series of bolt-on acquisitions since the leveraged buyout in 1989 to further complement our product lines. In 1991, we acquired Projecta B.V., a European screen and audio visual furniture company. Two years later, we acquired Uni-Screen, a producer of home theater screens. In 1995, we purchased the Advance Products Company, Inc., an audio-visual cart, monitor mount and projector table company. We acquired Visual Structures, Inc., a video wall and rear screen support structure company, in 1999. We subsequently disposed of Visual Structures’ video wall activities and consolidated the rear screen support operations into our other operations. In 2001, we made our most recent acquisition by purchasing Procolor, a French screen manufacturer that further expanded our European presence.

Products

Our core business is the manufacture of front projection screens for large visual displays in a variety of applications. Our screens are used in connection with projectors manufactured by other companies. Projection screens are used in conference rooms, training facilities, educational institutions, entertainment venues, meeting rooms, worship centers and in the home. Screen sales, which accounted for approximately 85%, 83% and 81% of our net sales in 2003, 2002 and 2001, respectively, can be divided into three broad categories (electric, wall and portable) which can be further divided into fourteen different screen surfaces tailored to meet a variety of projection and viewing requirements. We have developed a number of these new surfaces in recent years to meet the changing capabilities of new projection technology. The varying screen surfaces have different characteristics with respect to reflectivity of light, resolution of the image and wide angle viewing capability. Our projection screens generally range in size from 40 inches by 40 inches, on the small end, to 30 feet by 30 feet on the large end. We believe that we offer more screen surfaces and screen sizes than our competitors. We do not manufacture screens for motion picture theaters.

Electric Screens.    Electric screens are found in business meeting rooms, educational institutions, hospitality settings, worship centers and home theaters. These screens ascend and descend electronically and thus have the ability to be concealed in the ceiling or hung at the top of a wall. Electric screens accounted for approximately 38%, 38% and 39% of our net sales in 2003, 2002 and 2001, respectively.

Wall Screens.    Wall screens can be found generally in business meeting rooms, educational institutions and home theaters. Wall screens accounted for approximately 22%, 18% and 17% of our net sales in 2003, 2002 and 2001, respectively.

Portable Screens.    Our Fast-Fold®-portable screens are most often used in hotel meeting rooms, entertainment venues and other situations that require easy set-up and quick removal. Our other portable screens include Insta-Theater® screens which can be placed on the floor or a table and free-standing tri-pod screens. Portable screens accounted for approximately 22%, 22% and 21% of our net sales in 2003, 2002 and 2001, respectively.

Screen Materials.    We manufacture screen materials which we use to assemble many of our branded products. We also sell non-branded screen materials to our competitors and believe that this in-house vertically integrated capability gives us a cost advantage. Sales of screen materials accounted for approximately 4%, 5% and 4% of our net sales in 2003, 2002 and 2001, respectively.

Other Presentation Products.    We also manufacture and distribute a number of complementary products, including rear projection screens, audio visual carts, monitor mounts, easels, multi-media support furniture, lecterns and conference cabinets. These products provide us a more complete offering that enables customers to satisfy many of their audio visual peripheral needs. Sales of other presentation products accounted for approximately 15%, 17% and 19% of our net sales in 2003, 2002 and 2001, respectively.

Distribution and Customers

We currently sell our products to more than 7,500 distributors or dealers in over 125 countries around the world. We generally do not sell our products directly to end users. Our broad product offering enables customers to consolidate purchasing requirements by using us as their main supplier. We have a diverse customer base, with no customer accounting for more than 2% of net sales in 2003, and with our top ten customers accounting for approximately 12% of 2003 net sales.

In the United States, we sell primarily through non-exclusive dealers, such as traditional audio visual retailers, who sell our products to the end user. Outside of the United States, we sell to distributors who in turn sell to local dealers in their respective countries.

Sales and Marketing

The Da-Lite® brand is the leading name in the projection screen industry, and we are dedicated to maintaining the strength of the Da-Lite® brand by demonstrating industry leadership in product development, customer service and education. We have a number of other recognized brands, including Projecta® (projection screens and support furniture), Procolor® (projection screens), Fast-Fold® (portable screens), Oravisual® (easels and lecterns), Polacoat® (rear projection screens) and Advance Products® (audio visual carts and monitor mounts).

Sales.    Our Sales division is categorized into five groups:

The Commercial Sales group is responsible for sales to the corporate market in the United States, Canada and South and Central America. The group consists of 15 sales consultants that are located throughout the United States. The sales consultants call on accounts in their defined territory to assist dealers in sales training, to present and market new products, to perform after sales service and to contact projection screen purchasing decision makers such as architects and contractors to detail our product offering. Our sales consultants are Da-Lite employees and are compensated through a monthly commission based upon payments received for products shipped to their respective territories.

The Home Theater Sales group consists of 46 independent representatives spread throughout the United States and Canada who focus on the sale of screens in connection with home theaters. These representatives, unlike the consultants in the Commercial Sales group, are not our employees, but are compensated on a commission basis.

The International Sales team is responsible for managing our foreign distributors in Europe, Asia, the Middle East and Africa. We sell products to distributors throughout these regions, who in turn market our products to dealers in their respective countries.

The Bids and Quotes group is responsible for working with dealers on major projects.

The Internal Customer Service group consists of 20 customer service product specialists, located in our Warsaw facility. These product specialists receive extensive training in product applications and customer service and are required to be certified to handle customer inquiries.

Marketing.    Our marketing effort employs a variety of media to promote our Da-Lite® brand, including a detailed color catalog, an interactive website, trade shows, target advertising and expert sponsorship. Our primary advertising medium for our extensive product line is a broad color catalog, which contains detailed product and pricing information.

Our website, www.da-lite.com, has played an increasing role in our marketing plan in recent years. The website is a core marketing resource and contains a thorough product list accompanied with photos, detailed descriptions, spec data and pricing information. In addition, the website offers a live chat area where our representatives answer questions regarding our company and products. The website also provides informative literature regarding the appropriate size and type of projection screen for a given situation. We believe the site is a competitive advantage because it provides comprehensive product information to customers.

Trade shows are a key tool for audio visual companies to stay abreast of the most recent market developments. We utilize a state-of-the-art display booth at trade shows to promote our product to customers and other members of the audio visual industry community.

In addition to our complete color catalog and trade show marketing, we employ several other marketing techniques, including target advertising in trade journals, cooperative marketing and maintaining an information website and both printed and electronic specification guides.

We believe that maintaining the market leader position carries with it a responsibility to educate our consumer base on the latest in technology developments and changes within the industry. For example, we have published white papers on the latest developments in presentation technology and our trade show participation includes a strong educational component.

Manufacturing and Facilities

We conduct our business from the following facilities, all of which are owned by us:

Location	Approximate Sq. Footage	Primary Function
Warsaw, Indiana	311,300	Main manufacturing facility and corporate headquarters
Blue Ash, Ohio	44,000	Screen fabric production; rear projection screens
Wichita, Kansas	130,000	Metal fabrication
Weert, The Netherlands	104,000	Screen manufacturing; material fabrication
Patay, France	43,560	Screen manufacturing

We are a vertically integrated manufacturer with efficient and flexible operations which provide us with manufacturing processes that produce low cost and rapid order turnaround. Our lean manufacturing processes and information technology systems support our rapid order fulfillment capabilities. We are known for our short lead times and reliability in delivering high-quality products.

We have a non-branded proprietary fabric technology which we sell to a number of our competitors at a profitable margin.

Warsaw Facility.    The facility based in Warsaw, Indiana has the most extensive production capabilities and serves as our headquarters. Following the tornado in 2001, the facility began to implement lean manufacturing techniques to further improve productivity.

Blue Ash (Cincinnati Area) Facility.    The Blue Ash, Ohio facility is a much smaller plant that supplies all the flexible materials included in the Fast-Fold® portable screen product line. The facility contains three machines that combine paint and chemicals to produce the end-product fabric and also produces and supplies structure and glass components for the rear projection line.

Wichita Facility.    The Wichita, Kansas plant is largely a metal fabrication facility that produces carts and stands, monitor mounts, easels and multi-media support furniture. The plant also has a powder coating system which is used to do some finishing for products in Warsaw. Wichita, like the Blue Ash facility, also supplies rear projection components, specifically cradles, to the Warsaw plant.

Weert Facility.    The Weert, The Netherlands facility is a vertically integrated manufacturing plant that produces front projection screens, carts and stands, and multi-media support furniture under the Projecta® brand name. We are in the process of completing the construction of a new facility with approximately 160,000 square feet to house our Dutch manufacturing and office personnel. We expect to complete our move to the new facility during 2004.

Patay Facility.    We produce front projection screens at our Patay plant located south of Paris, France. These products are marketed under the Procolor® brand name.

Suppliers

We have developed strong relationships with a network of suppliers. We rely on these relationships to ensure that high-quality inputs are delivered in a reliable and timely manner. We currently receive components from around the world. Our principal components include fabric, fabric substrates, chemicals and coatings used for our screen surfaces; motors for our electric screens; aluminum, packaging materials and steel. We are actively pursuing further cost reduction by developing additional sourcing opportunities in Asia. In some cases, we rely on a sole, single or limited number of suppliers for key components or materials, especially with regard to one type of a fabric substrate. If one or more of these suppliers were to terminate production or otherwise stop providing us with materials, our results could be adversely affected.

Competition

We compete with a number of other manufacturers of projection screens and related products in the United States and overseas. On an international basis we currently compete with two established manufacturers and a number of newer entrants from China and elsewhere. We also compete with a number of smaller companies in many of the local markets in which we compete. Although there are many manufacturers of projection screens, we believe that we have a substantially larger market share in projection screens than the nearest competitor. We believe that we are the leader in both North America and Europe and that no individual competitor has a leading position in Asia. We believe that our reputation for quality, breadth of product line, rapid delivery times, customer support and broad distribution network are key competitive factors differentiating us from our competitors, some of which compete primarily on price. Our projection screens also compete to a certain extent with electronic products such as large liquid crystal displays, plasma screens and televisions.

Employees

Our employees are a key part of our success. We believe that our relationships with employees are excellent. As of December 26, 2003, we had 451 employees in the United States and 134 employees in our European facilities. None of our U.S. employees and substantially all of our European employees are represented by unions. We take pride in developing a work environment that fosters a loyal culture with a focus on efficiency, quality and developing innovative methods to improve productivity. We have been able to avoid layoffs since 1991, and our management believes this philosophy has instilled a collaborative and supportive environment that facilitates employee participation in improving productivity.

Environmental Matters

We are subject to various evolving federal, state, local and foreign environmental laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, treatment and disposal of a variety of hazardous and non-hazardous substances and wastes. These laws and regulations provide for substantial fines and criminal sanctions for violations and impose liability for the costs of cleaning up, and damages resulting from, past spills, disposals or other releases. Although we are not aware of any material expenses required to be made by us to comply with environmental laws, there is no assurance material expenditures relating to environmental matters might not ultimately become necessary.

Legal Proceedings

We are involved in legal proceedings in the ordinary course of business. Our management believes that all of our pending litigation is routine in nature and that none of this litigation individually or in the aggregate is likely to have a material adverse effect on us.

MANAGEMENT

Directors and Officers

The following table sets forth information regarding our executive officers and directors as of April 2, 2004.

Name	Age	Position
Richard E. Lundin	53	Chairman, President and Chief Executive Officer

Judith D. Loughran	56	Senior Vice President—Sales and Marketing

Jerry C. Young	57	Vice President—Finance and Chief Financial Officer

Peter A. de Kroon	49	Managing Director, Projecta B.V.

David N. Walthall	58	Lead Director

James S. Cownie	59	Director

James M. Hoak	60	Director

Wayne Kern	71	Director

David J. Lundquist	61	Director

Richard E. Lundin.    Mr. Lundin has been our President and Chief Executive Officer since 1989 and has served as our Chairman of the Board since 1998. After being named President of Gulf & Western’s Healthcare Division (a manufacturer of patient handling equipment) in 1982 at the age of 30, Mr. Lundin went on to be President of two other companies before accepting his position with Da-Lite in 1989.

Judith D. Loughran.    Ms. Loughran has been our Senior Vice President—Sales and Marketing since 1998. From 1989 to 1998 she was our Vice President—Sales and Marketing. Ms. Loughran was employed by Thonet Industries (a manufacturer of furniture) in York, Pennsylvania from 1982 to 1986, where she first worked for Mr. Lundin. From 1986 through 1989 she worked for Cole Office Environment (a furniture manufacturer), also in York.

Jerry C. Young.    Mr. Young has been our Vice President—Finance and Chief Financial Officer since 1999. Mr. Young’s background includes working for Price Waterhouse, Clark Equipment, Zimmer Inc. (a manufacturer of orthopedic implants which was a subsidiary of Bristol-Myers Squibb Company while Mr. Young was employed by them) and most recently as an independent consultant. While with Zimmer from 1979 to 1996, he was the International Controller, a Vice President Controller of the United States Sales Division and a Vice President of Projects involving the startup of operations in Puerto Rico and China.

Peter A. de Kroon.    Peter A. de Kroon has been the managing director of Projecta B.V. and head of our European operations since 1987. Previously he worked in various sales, marketing and operating capacities in Europe and the Middle East for Phillips N.V., an electronics manufacturer.

David N. Walthall.    Mr. Walthall has served as a director since 1989 and became our lead director in 2004. He has been retired for the past five years. Mr. Walthall invests primarily in real estate on a project by project basis through Walthall Asset Management Corporation. He is a director of 40/86 High Yield Fund, a closed end high yield bond fund which is listed on the New York Stock Exchange. Previously, he served as President of Lyric Corporation (a producer of children’s television programming, including “Barney and Friends”), President and Chief Executive Officer of Heritage Media Corporation (a company with operations in in-store advertising, broadcasting and direct mail advertising) and Vice President in charge of outdoor advertising and communication products operations for Heritage Communications, Inc. (a diversified media company with operations in cable television, broadcasting, outdoor advertising and communications products).

James S. Cownie.    Mr. Cownie has served as a director since 1989. For the past five years he has been self-employed as an investor. Previously, Mr. Cownie was President and Chief Executive Officer of New Heritage

Associates (an operator of cable television systems) and President in charge of cable television operations of Heritage Communications, Inc.  Mr. Cownie currently serves as a director of The Macerich Company.

James M. Hoak.    Mr. Hoak has served as a director since 1989. He has served as Chairman of Hoak Media, LLC (a television broadcaster) since its formation in August 2003. Previously, Mr. Hoak served as Chairman and a Principal of Hoak Capital Corporation (a private equity investment firm), Chairman of HBW Holdings, Inc. (an investment bank), Chairman and Chief Executive Officer of Crown Media Corporation (an operator of cable television systems), Chairman of Heritage Media Corporation and Chairman and Chief Executive Officer of Heritage Communications, Inc. Mr. Hoak is also a director of Grande Communications, Inc., PanAmSat Corporation, Pier 1 Imports, Inc. and Texas Industries, Inc.

Wayne Kern.    Mr. Kern has served as a director since 1989 and also serves as our Secretary. For the past five years he has been primarily retired, but serves as a director and the Secretary of Dynamex Inc. (a delivery and logistics company). Previously, he served as Vice President, General Counsel and Secretary of Crown Media Corporation, President of Hoak Securities, Inc. (a predecessor of HBW Holdings, Inc.) and Vice President, General Counsel and Secretary of Heritage Communications, Inc.

David J. Lundquist.    Mr. Lundquist has served as a director since 1989 and served as our Chairman from 1989 until 1998 and our Vice Chairman from 1998 until 2004. For the last five years, Mr. Lundquist has been a managing director of Lundquist, Schiltz and Associates (a money management company). Previously, he served as Executive Vice President and Chief Financial Officer of New Heritage Associates and Vice President and Chief Financial Officer of Heritage Communications, Inc.

Board of Directors and Committees of the Board

Our board of directors is composed of six directors. Each director serves for annual terms, and until a successor is elected and qualified. All of the directors have been elected and continue to hold their positions pursuant to the terms of the shareholders agreement among all of our shareholders. See “Principal Stockholders—Shareholders Agreement.” All of our directors receive cash compensation of $1,500 each quarter and are reimbursed for reasonable out-of-pocket expenses incurred in attending board or committee meetings. Audit committee members will receive a fee of $500 per meeting.

Audit Committee

Our board of directors recently established an audit committee to assess, report and make recommendations to the board of directors regarding our independent auditors, financial statements, internal audit activities and legal compliance. Our audit committee consists of Messrs. Hoak, Kern and Lundquist, with Mr. Lundquist serving as the chair. Our board of directors has determined that each of Messrs. Hoak and Lundquist is an “audit committee financial expert” as defined by the rules of the SEC.

Executive Compensation

Summary Compensation Table

The following table provides information for the last three years concerning the compensation of our Chief Executive Officer and our other executive officers.

		Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Year	Salary($)	Bonus($)	Securities Underlying Options(#)	All Other Compensation($)
Richard E. Lundin	2003	350,000	200,000	—	10,800	(1)
Chairman, President and Chief Executive Officer	2002	325,000	100,000	—	10,800	(1)
	2001	325,000	100,000	40	12,831	(1)

Judith D. Loughran	2003	155,000	78,000	—	4,800	(2)
Senior Vice President—Sales and Marketing	2002	150,000	30,000	—	4,800	(2)
	2001	150,000	25,000	35	5,738	(2)

Jerry C. Young	2003	130,000	65,000	—	4,800	(3)
Vice President—Finance and Chief Financial	2002	120,833	40,000	—	4,800	(3)
Officer	2001	115,000	25,000	5	4,800	(3)

Peter A. de Kroon	2003	144,761	62,008	—	14,093	(3)
Managing Director Projecta, B.V.	2002	117,044	56,452	—	11,761	(3)
	2001	107,017	56,512	—	11,124	(3)

(1)	Consists of car allowance of $4,800 and director fees of $6,000 in 2003, 2002 and 2001 and 401(k) match of $2,031 in 2001.
(2)	Consists of car allowance of $4,800 in 2003, 2002 and 2001 and 401(k) match of $938 in 2001.
(3)	Represents car allowance for each year.

Stock Option Plan

We grant nonqualified stock options to certain employees pursuant to the Da-Lite Screen Company, Inc. 1999 Stock Option Plan. The options expire ten years from the date of grant. Concurrently with the closing of the offering of the original notes, we awarded each of Mr. Lundin, Ms. Loughran and Mr. Young a ten-year vested option to purchase 50 shares of our common stock at an exercise price of $17,245 per share. Options for 50 additional shares are available for grant under the plan. We also reduced the exercise price of previously granted options by $25,500 per share to reflect the special dividend. See note 11 of the notes to consolidated financial statements.

401(k) Plan

The Da-Lite Screen Company, Inc. 401(k) Retirement Plan covers all full-time employees who meet certain service requirements. Under the terms of the plan, employees may contribute to the plan up to 16% of maximum compensation as prescribed by law and we may match 50% of the first 6% contributed by the employees. Effective June 1, 2001 we stopped matching employee contributions. Under the terms of the plan, we may make discretionary profit sharing contributions which are determined by management.

Aggregated Option Exercises in Fiscal Year 2003 and Fiscal Year-End Option Values

The following table provides information regarding the pretax value realized from the exercise of stock options during 2003 and the value of in-the-money options held as of the end of 2003 by the persons named in the Summary Compensation Table.

	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End 2003 (Both In-and At-the-Money)		Value of Unexercised In-the Money Options at Fiscal Year-End(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard E. Lundin	—	—	40	—	$308,000	—
Judith D. Loughran	—	—	35	—	$269,500	—
Jerry C. Young	—	—	21	4	$289,700	$62,800
Peter A. de Kroon	—	—	—	—	—	—

(1)	Value of options has been calculated using an assumed share value of $38,200 at December 26, 2003 (being a price based on an assumed valuation of Da-Lite of approximately six times EBITDA for the twelve months ended December 26, 2003).

Employment Agreements

We entered into employment agreements in April 2004 with each of Richard E. Lundin, Judith D. Loughran and Jerry C. Young, each with a term of four years. The agreements provide for annual cash compensation for Mr. Lundin, Ms. Loughran and Mr. Young in amounts of $350,000, $250,000 and $225,000, respectively. In the event of a change in control of Da-Lite or certain other corporate transactions (as defined therein), the agreements provide that these executives will be entitled to increased annual cash compensation of $750,000, $300,000 and $300,000, respectively. Under these employment agreements, each of these executives is provided employee benefits generally made available to Da-Lite executives, including a car allowance of at least $400 per month. In connection with the execution of Mr. Lundin’s employment agreement, we agreed to the exercise of his option for 40 shares of our common stock without payment of $1,219,960 of the original exercise price.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock by: (1) each of our executive officers and directors individually and (2) all of our executive officers and directors as a group. The address for each of our beneficial owners is c/o Da-Lite Screen Company, Inc., 3100 North Detroit Street, P.O. Box 137, Warsaw, Indiana 46581-0137.

Name	Shares		Percentage(1)
James S. Cownie	1,278.51	(2)	24.22%
James M. Hoak	1,795.69	(3)	34.02%
Wayne Kern	245.99		4.66%
David J. Lundquist	542.93	(4)	10.29%
David N. Walthall	367.62		6.96%
Richard E. Lundin	305.00	(5)	5.72%
Judith D. Loughran	167.00	(6)	3.11%
Jerry C. Young	75.00	(5)	1.41%
Peter A. de Kroon	—		—
All directors and executive officers as a group (9 people)	4,777.74		87.45%

(1)	Calculated based on 5,278.52 shares outstanding, and excluding all options, except as to each individual under options as described in notes (5) and (6) below, as the case may be.
(2)	Consists of (a) 1,041.51 shares held in a revocable trust for the benefit of Mr. Cownie for which he serves as trustee and (b) 237.00 shares held in a trust for the benefit of Mr. Cownie and his children for which he serves as trustee.
(3)	Consists of (a) 194.69 shares held in Mr. Hoak’s name, (b) 101.00 shares held in a trust for the benefit of Mr. Hoak and his children for which he serves as trustee and (c) 1,500.00 shares held by Mr. Hoak’s wife, Nancy J. Hoak.
(4)	Consists of (a) 462.93 shares held in a revocable trust for the benefit of Mr. Lundquist for which his wife serves as trustee and (b) 80.00 shares held in a trust for the benefit of Mr. Lundquist and his children for which he serves as trustee.
(5)	Includes options to purchase 50.00 shares granted concurrently with the closing of the offering of the original notes and which are exercisable within 60 days.
(6)	Includes options to purchase 85.00 shares (including options to purchase 50.00 shares granted concurrently with the closing of the offering of the original notes) which are exercisable within 60 days.

Peter A. de Kroon is the beneficial owner of 4.76% of the outstanding capital stock of Projecta B.V., our Dutch subsidiary. Projecta B.V. owns all of the outstanding capital stock of Procolor S.A.S., our French subsidiary.

Shareholders Agreement

We and our shareholders entered into a Shareholders Agreement dated as of September 19, 1997 which requires each shareholder to elect and vote for the persons currently serving as our directors. The Shareholders Agreement also contains certain restrictions on the transfer of shares of our stock and provides for rights of first refusal, co-sale rights and pre-emptive rights in the event of certain transfers or issuances, as applicable, of our stock.

DESCRIPTION OF THE EXCHANGE NOTES

The original notes, or the “Original Notes,” were issued and the exchange notes, or the “Exchange Notes,” will be issued under an Indenture, or the “Indenture,” dated as of May 18, 2004 between Da-Lite Screen Company, Inc., as issuer, and Wilmington Trust Company, as trustee. The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

The following is a summary of the material provisions of the Indenture but does not restate the Indenture in its entirety. You can find the definitions of certain capitalized terms used in the following summary under the subheading “—Definitions.” We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Exchange Notes. A copy of the Indenture is filed as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.” For purposes of this “Description of the Exchange Notes,” the term “the Company” means Da-Lite Screen Company, Inc. and its successors under the Indenture, in each case excluding its subsidiaries, and the term “the Notes” means, collectively, the Original Notes and the Exchange Notes.

General

The Exchange Notes will be unsecured unsubordinated obligations of the Company, initially limited to $160 million aggregate principal amount. The Exchange Notes will mature on May 15, 2011. Subject to the covenants described below under “—Covenants” and applicable law, the Company may issue additional Notes (“Additional Notes”) under the Indenture. The Original Notes, the Exchange Notes “—Registration Rights,” and any Additional Notes will be treated as a single class for all purposes under the Indenture.

Interest on the Exchange Notes will accrue at the rate per annum shown on the cover page hereof and will be payable semi-annually in cash on each May 15 and November 15 commencing November 15, 2004, and accruing from May 18, 2004. We will make interest payments to the persons who are registered holders at the close of business on the May 1 and November 1 immediately preceding the applicable interest payment date. Interest on the Exchange Notes will accrue from the most recent date on which interest on the Exchange Notes was paid or, if no interest has been paid, from and including the date on which the Exchange Notes were originally issued. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The Company and the Subsidiary Guarantors will be required to pay additional interest in those circumstances described in “The Exchange Offer—Purposes and Effect of the Exchange Offer.”

The Exchange Notes will be identical to the Original Notes except that the Exchange Notes have been registered under the Securities Act and will not have registration rights or restrictions on transfer except as otherwise described in this prospectus.

Optional Redemption

The Company may redeem the Notes at any time on or after May 15, 2007. The redemption price for the Notes (expressed as a percentage of principal amount), will be as follows, plus accrued interest to the redemption date:

If Redeemed During the 12-Month Period Commencing May 15,	Redemption Price
2007	109.500%
2008	104.750%
2009	102.375%
2010 and thereafter	100.000%

In addition, at any time prior to May 15, 2007, the Company may redeem up to 35% of the principal amount of the Notes with the Net Cash Proceeds of one or more sales of its Capital Stock (other than Disqualified Stock) at a redemption price of 109.500% of their principal amount, plus accrued interest; provided that at least 65% of the aggregate principal amount of Notes originally issued on the Closing Date remains outstanding after each such redemption and notice of any such redemption is mailed within 90 days of each such sale of Capital Stock.

The Company will give not less than 30 days’ nor more than 90 days’ notice of any redemption. If less than all of the Notes are to be redeemed, selection of the Notes for redemption will be made by the Trustee:

•	in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or,

•	if the Notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

However, no Note of $1,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount to be redeemed. A new Note in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note.

Guarantees

Payment of the principal of, premium, if any, and interest on the Notes will be Guaranteed, jointly and severally, on an unsecured unsubordinated basis by each Subsidiary Guarantor as described in the covenant entitled “Guarantees by Restricted Subsidiaries.” As of the date of the Indenture, both of the Company’s active Subsidiaries will be Foreign Subsidiaries and as such will not Guarantee the Notes.

The obligations of any future Subsidiary Guarantor under its Note Guarantee would be limited so as not to constitute a fraudulent conveyance under applicable federal or state laws. Each Subsidiary Guarantor that makes a payment or distribution under its Note Guarantee would be entitled to contribution from any other Subsidiary Guarantor.

Any Note Guarantee issued by any Subsidiary Guarantor would be automatically and unconditionally released and discharged upon (1) any sale, exchange or transfer to any Person (other than an Affiliate of the Company) of all of the Capital Stock of such Subsidiary Guarantor or (2) the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary, in each case in compliance with the terms of the Indenture.

Under the circumstances described below under the definition of “Unrestricted Subsidiaries,” the Company will be permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” The Company’s Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture, and will not qualify as Subsidiary Guarantors.

Ranking

The Notes will:

•	be general senior obligations of the Company;

•	rank equal in right of payment with all existing and future unsubordinated indebtedness of the Company;

•	rank senior in right of payment to all existing and future subordinated indebtedness of the Company; and

•	be effectively junior to any secured debt of the Company from time to time to the extent of the value of the assets securing such indebtedness.

Any Note Guarantees will rank equal in right of payment with all existing and future unsubordinated indebtedness of the Subsidiary Guarantors and senior in right of payment to any future subordinated indebtedness of the Subsidiary Guarantors.

On the Closing Date, after giving effect to the use of the proceeds from the offering of the Original Notes, the Company had no outstanding Indebtedness for money borrowed.

Sinking Fund

There will be no sinking fund payments for the Notes.

Governing Law

The Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Covenants

Overview

In the Indenture, the Company agreed to covenants that limit its and its Restricted Subsidiaries’ ability, among other things, to:

•	incur additional debt and issue Preferred Stock;

•	pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;

•	place limitations on distributions from Restricted Subsidiaries;

•	issue or sell capital stock of Restricted Subsidiaries;

•	issue guarantees;

•	sell or exchange assets;

•	enter into transactions with shareholders and affiliates;

•	create liens; and

•	effect mergers.

In addition, if a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or a part of the Holder’s Notes at a price equal to 101% of their principal amount, plus any accrued interest to the date of repurchase.

Limitation on Indebtedness and Issuances of Preferred Stock

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness, including the issuance of Preferred Stock (other than the Notes, the Note Guarantees and other Indebtedness existing on the Closing Date); provided that the Company or any Subsidiary Guarantor may Incur Indebtedness and any Restricted Subsidiary may Incur Acquired Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio would be greater than 2.25:1.

Notwithstanding the foregoing, the Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following:

(1) Indebtedness of the Company, any Subsidiary Guarantor or any Foreign Subsidiary under any credit facility in an aggregate principal amount at any one time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed the greater of (A) $10 million, less any amount of Indebtedness Incurred under this clause (1) permanently repaid as provided under the “Limitation on Asset Sales” covenant; and (B) the sum of 85% of accounts receivable plus 60% of inventory plus 40% of net property, plant and equipment, in each case as reflected in the consolidated balance sheet of the Company most recently filed with the SEC pursuant to the covenant described under “—SEC Reports and Reports to Holders”;

(2) Indebtedness owed (A) to the Company or any Subsidiary Guarantor evidenced by an unsubordinated promissory note or (B) to any Restricted Subsidiary; provided that (x) any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (2) and (y) if the Company or any Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly contractually subordinated in right of payment to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Subsidiary Guarantor;

(3) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than Indebtedness outstanding under clause (1), (2) or (6)) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that (a) Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes or a Note Guarantee shall only be permitted under this clause (3) if (x) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes or a Note Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes or the Note Guarantee, or (y) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes or a Note Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes or the Note Guarantee at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes or the Note Guarantee, (b) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded and (c) such new Indebtedness is Incurred by the Company or a Subsidiary Guarantor or by the Restricted Subsidiary who is the obligor on the Indebtedness to be refinanced or refunded;

(4) Indebtedness of the Company, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described under “Defeasance”;

(5) Guarantees of the Notes and Guarantees of Indebtedness of the Company or any Subsidiary Guarantor by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the “Limitation on Issuance of Guarantees by Restricted Subsidiaries” covenant;

(6) Indebtedness of the Company or any Subsidiary Guarantor (in addition to Indebtedness permitted under clauses (1) through (5) above) in an aggregate principal amount outstanding at any time (together with refinancings thereof) not to exceed $10 million, less any amount of such Indebtedness permanently repaid as provided under the “Limitation on Asset Sales” covenant; and

(7) PIK Preferred Stock of the Company.

(b) Notwithstanding any other provision of this “Limitation on Indebtedness and Issuances of Preferred Stock” covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this “Limitation on Indebtedness and Issuances of Preferred Stock” covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

(c) For purposes of determining any particular amount of Indebtedness under this “Limitation on Indebtedness and Issuances of Preferred Stock” covenant, (x) Indebtedness outstanding under any Credit Facility on the Closing Date shall be treated as Incurred pursuant to clause (1) of the second paragraph of clause (a) of this “Limitation on Indebtedness and Issuances of Preferred Stock” covenant, (y) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (z) any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant shall not be treated as Indebtedness. For purposes of determining compliance with this “Limitation on Indebtedness and Issuances of Preferred Stock” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above (other than Indebtedness referred to in clause (x) of the preceding sentence), including under the first paragraph of part (a), the Company, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness.

(d) Neither the Company nor any Subsidiary Guarantor will Incur any Indebtedness if such Indebtedness is subordinate in right of payment to any other Indebtedness unless such Indebtedness is also subordinate in right of payment to the Notes or the applicable Note Guarantee to the same extent.

Limitation on Restricted Payments

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly,

(1) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock, (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders and (z) dividends or distributions payable on Preferred Stock of the Company or any Restricted Subsidiary, provided such Preferred Stock was permitted to be issued under the covenant entitled “Limitations on Indebtedness and Issuances of Preferred Stock”) held by Persons other than the Company or any of its Restricted Subsidiaries,

(2) purchase, call for redemption or redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) the Company or any Subsidiary Guarantor (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person (other than the Company or any Restricted Subsidiary) or (B) a Restricted Subsidiary other than a Subsidiary Guarantor (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of the Company (other than the Company or a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of the Company,

(3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Notes or any Indebtedness of a Subsidiary Guarantor that is subordinated in right of payment to a Note Guarantee, or

(4) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (1) through (4) above being collectively “Restricted Payments”)

if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A) a Default or Event of Default shall have occurred and be continuing,

(B) the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of part (a) of the “Limitation on Indebtedness and Issuances of Preferred Stock” covenant, or

(C) the aggregate amount of all Restricted Payments made after the Closing Date shall exceed the sum of

(1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter in which the Closing Date falls (i.e. April 1, 2004) and ending on the last day of such fiscal quarter preceding the Transaction Date for which reports have been filed with the SEC or provided to the Trustee, provided that such Adjusted Consolidated Net Income may only be recognized during those quarters for which the Company has filed reports with the SEC to the extent provided in “—SEC Reports and Reports to Holders” or has furnished comparable financial information to the Trustee plus

(2) the aggregate Net Cash Proceeds received by the Company after the Closing Date as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock or Preferred Stock) to a Person who is not a Subsidiary of the Company, including an issuance or sale permitted by the Indenture of Indebtedness of the Company for cash subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Company, or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes) plus

(3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), from the release of any Guarantee or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investments”), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b) The foregoing provision shall not be violated by reason of:

(1) the payment of any dividend or redemption of any Capital Stock within 60 days after the related date of declaration or call for redemption if, at said date of declaration or call for redemption, such payment or redemption would comply with the preceding paragraph;

(2) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes or any Note Guarantee including premium, if any, and accrued interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (3) of the second paragraph of part (a) of the “Limitation on Indebtedness and Issuances of Preferred Stock” covenant;

(3) the repurchase, redemption or other acquisition of Capital Stock of the Company or a Subsidiary Guarantor (or options, warrants or other rights to acquire such Capital Stock) or a dividend on such Capital Stock in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); provided that such options, warrants or other rights are not redeemable at the option of the holder, or required to be redeemed, prior to the Stated Maturity of the Notes;

(4) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness which is subordinated in right of payment to the Notes or any Note Guarantee in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); provided that such options, warrants or other rights are not redeemable at the option of the holder, or required to be redeemed, prior to the Stated Maturity of the Notes;

(5) payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets of the Company that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company;

(6) Investments acquired as a capital contribution to, or in exchange for, or out of the proceeds of a substantially concurrent offering of, Capital Stock (other than Disqualified Stock) of the Company;

(7) the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants if such Capital Stock represents all or a portion of the exercise price thereof;

(8) during any period in which the Company is a “C Corporation,” the declaration or payment of dividends on Common Stock (other than Disqualified Stock) of the Company in an aggregate annual amount not to exceed 6% of the Net Cash Proceeds received by the Company after the Closing Date from the sale of such Common Stock;

(9) so long as the Company qualifies as an “S Corporation” or an entity taxable as a partnership for federal income tax purposes, the payment of dividends, other distributions or amounts by the Company to its shareholders or equityholders in amounts not to exceed the amounts estimated by the Company in good faith as being required to pay the tax obligations of such holders resulting from net income of the Company and its subsidiaries being taxable to such holders (based on the assumption that all shareholders or equityholders of the Company, as the case may be, have a combined federal and U.S. state income tax rate equal to the maximum combined rate applicable to residents of the state having the highest maximum rate from any state in which any shareholder or equityholder of the Company resides and giving effect to any higher rates applicable to income generated by the Company in jurisdictions in which the Company generates taxable income allocable to its shareholders or equityholders);

(10) the Closing Dividend; or

(11) the repurchase, redemption or other acquisition of the Company’s Capital Stock (or options, warrants or other rights to acquire such Capital Stock) from Persons who are or were formerly employees of the Company and their Affiliates, heirs and executors; provided that the aggregate amount of all such repurchases pursuant to this clause (11) shall not exceed $3.0 million.

provided that, except in the case of clause (1) or (9), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

(c) For purposes of determining those Restricted Payments that must be taken into consideration when calculating clause (C) of paragraph (a) above, Restricted Payments made pursuant to clauses: (1); (2); (3) (to the extent only that such payment is made in exchange for shares of Capital Stock); (4) (to the extent only that such payment is made in exchange for shares of Capital Stock); (6) (to the extent only that such payment is made in exchange for Capital Stock); (7) and (10); and 50% of Restricted Payments made under clause (9); in each case of paragraph (b) above shall be deemed not to be restricted payments.

(d) For purposes of determining compliance with this “Limitation on Restricted Payments” covenant, (x) the amount, if other than in cash, of any Restricted Payment shall be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution and (y) in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, including the first paragraph of this “Limitation on Restricted Payments” covenant, the Company, in its sole discretion, may order and classify, and from time to time may reclassify, such Restricted Payment if it would have been permitted at the time such Restricted Payment was made and at the time of such reclassification.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary (other than any Subsidiary Guarantors) to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary (other than any Subsidiary Guarantors) to

(1) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary,

(2) pay any Indebtedness owed to the Company or any other Restricted Subsidiary,

(3) make loans or advances to the Company or any other Restricted Subsidiary, or

(4) transfer any of its property or assets to the Company or any other Restricted Subsidiary.

The foregoing provisions shall not restrict any encumbrances or restrictions:

(1) existing on the Closing Date in any Credit Facility, the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements taken as a whole are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(2) existing under or by reason of applicable law or required by any regulatory authority having jurisdiction over the Company or any Restricted Subsidiary;

(3) existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired and any extensions, refinancings, renewals or replacements of thereof; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements taken as a whole are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(4) in the case of clause (4) of the first paragraph of this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant:

(A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture, or

(C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary;

(5) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

(6) relating to Indebtedness permitted pursuant to clause (a)(1) of the covenant entitled “Limitation on Indebtedness and Issuances of Preferred Stock,” provided that the Indebtedness to which such restrictions or encumbrances relate shall not exceed $10 million at any one time outstanding.

Nothing contained in this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

(1) to the Company or a Wholly Owned Restricted Subsidiary;

(2) issuances of director’s qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law;

(3) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the “Limitation on Restricted Payments” covenant if made on the date of such issuance or sale; or

(4) (i) sales of Common Stock (including options, warrants or other rights to purchase shares of such Common Stock) of a Restricted Subsidiary by the Company or a Restricted Subsidiary, provided that the Company or such Restricted Subsidiary applies the Net Cash Proceeds of any such sale in accordance with clause (A) or (B) of the “Limitation on Asset Sales” covenant and (ii) issuances of Preferred Stock of a Restricted Subsidiary if such Restricted Subsidiary would be entitled to Incur such Indebtedness under the covenant entitled “Limitations on Indebtedness and Issuances of Preferred Stock”.

Guarantees by Restricted Subsidiaries

If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary (other than an Excluded Subsidiary) on or after the date of the Indenture, then that newly acquired or created Domestic Subsidiary must become a Subsidiary Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel to the Trustee within 30 days of the date of such acquisition or creation. In addition, in the event that any Restricted Subsidiary ceases to be an Excluded Subsidiary and becomes a Domestic Subsidiary, then such Restricted Subsidiary must become a Subsidiary Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel to the Trustee within 30 days of the date of such event.

The Company will not permit any Restricted Subsidiary which is not a Subsidiary Guarantor, directly or indirectly, to Guarantee any Indebtedness (“Guaranteed Indebtedness”) of the Company or any other Restricted Subsidiary (other than a Foreign Subsidiary), unless (a) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a “Subsidiary Guarantee”) of payment of the Notes by such Restricted Subsidiary and (b) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee until the Notes have been paid in full.

If the Guaranteed Indebtedness is (A) pari passu in right of payment with the Notes or any Notes Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be pari passu in right of payment with, or subordinated to, the Subsidiary Guarantee or (B) subordinated in right of payment to the Notes or any Note Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be subordinated in right of payment to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes or the Notes Guarantee.

Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon any:

(1) sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company’s and each Restricted Subsidiary’s Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or upon the designation of such Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of the Indenture; or

(2) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

Limitation on Transactions with Shareholders and Affiliates

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm’s-length transaction with a Person that is not such a holder or an Affiliate.

The foregoing limitation does not limit, and shall not apply to:

(1) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Company or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking, accounting, valuation or appraisal firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view;

(2) any transaction solely between the Company and any of its Wholly Owned Restricted Subsidiaries or solely among Wholly Owned Restricted Subsidiaries;

(3) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company and indemnification arrangements entered into by the Company consistent with past practices of the Company;

(4) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes;

(5) any sale of shares of Capital Stock (other than Disqualified Stock) of the Company; or

(6) any Permitted Investments or any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant.

Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this “Limitation on Transactions with Shareholders and Affiliates” covenant and not covered by clauses (2) through (6) of this paragraph, (a) the aggregate amount of which exceeds $2 million in value, must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above and (b) the aggregate amount of which exceeds $10 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above.

Limitation on Liens

The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien.

The foregoing limitation does not apply to:

(1) Liens existing on the Closing Date, including Liens securing obligations under any Credit Facility;

(2) Liens granted after the Closing Date on any assets or Capital Stock of the Company or its Restricted Subsidiaries created in favor of the Holders;

(3) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to the Company or such other Restricted Subsidiary;

(4) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (3) of the second paragraph of the “Limitation on Indebtedness and Issuances of Preferred Stock” covenant; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

(5) Liens to secure Indebtedness Incurred under clause (1) of the second paragraph of the “Limitation on Indebtedness and Issuances of Preferred Stock” covenant;

(6) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the “Limitation on Indebtedness and Issuances of Preferred Stock” covenant, to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item;

(7) Liens on cash set aside at the time of the Incurrence of any Indebtedness, or government securities purchased with such cash, in either case to the extent that such cash or government securities pre-fund the payment of interest on such Indebtedness and are held in a collateral or escrow account or similar arrangement to be applied for such purpose;

(8) Liens incurred in the ordinary course of business with respect to obligations that do not exceed $5 million at any one time outstanding and that are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business); or

(9) Permitted Liens.

Limitation on Sale-Leaseback Transactions

The Company will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby the Company or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which the Company or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

The foregoing restriction does not apply to any sale-leaseback transaction if:

(1) the lease is for a period, including renewal rights, of not in excess of three years;

(2) the lease secures or relates to industrial revenue or pollution control bonds;

(3) the transaction is solely between the Company and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries; or

(4) the Company or such Restricted Subsidiary, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (A) or (B) of the second paragraph of the “Limitation on Asset Sales” covenant.

Limitation on Asset Sales

The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (1) the consideration received by the Company or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (2) at least 75% of the consideration received consists of (a) cash or Temporary Cash Investments, (b) the assumption of unsubordinated Indebtedness of the Company or any Subsidiary Guarantor or Indebtedness of any other Restricted Subsidiary (in each case, other than Indebtedness owed to the Company), provided that the Company, such Subsidiary Guarantor or such Restricted Subsidiary is irrevocably and unconditionally released from all liability under such Indebtedness or (c) Replacement Assets.

In the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of the Company and its Subsidiaries has been filed with the SEC or provided to the Trustee), then the Company shall or shall cause the relevant Restricted Subsidiary to:

(1) within twelve months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets,

(A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of the Company or any Subsidiary Guarantor or Indebtedness of any Restricted Subsidiary, in each case owing to a Person other than the Company or any Affiliate of the Company, or

(B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in Replacement Assets, and

(2) apply (no later than the end of the 12-month period referred to in clause (1)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (1)) as provided in the following paragraphs of this “Limitation on Asset Sales” covenant.

The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (1) of the preceding sentence and not applied as so required by the end of such period shall constitute “Excess Proceeds.”

If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this “Limitation on Asset Sales” covenant totals at least $5 million, the Company must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders (and if required by the terms of any Indebtedness that is pari passu with the Notes (“Pari Passu Indebtedness”), from the holders of such Pari Passu Indebtedness) on a pro rata basis an aggregate principal amount of Notes (and Pari Passu Indebtedness) equal to the Excess Proceeds on such date, at a purchase price equal to 100% of their principal amount, plus, in each case, accrued interest (if any) to the Payment Date.

Repurchase of Notes upon a Change of Control

The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of their principal amount, plus accrued interest (if any) to the Payment Date.

There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company which might be outstanding at the time).

The above covenant requiring the Company to repurchase the Notes will, unless consents are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

The Company will not be required to make an Offer to Purchase upon the occurrence of a Change of Control, if a third party makes an offer to purchase the Notes in the manner, at the times and price and otherwise in compliance with the requirements of the Indenture applicable to an Offer to Purchase for a Change of Control and purchases all Notes validly tendered and not withdrawn in such offer to purchase.

SEC Reports and Reports to Holders

At all times from and after the earlier of (1) the date of the commencement of the Exchange Offer or the effectiveness of the Shelf Registration Statement (the “Registration”) and (2) the date that is six months after the Closing Date, in either case, whether or not the Company is then required to file reports with the SEC, the Company shall file with the SEC all such reports and other information as it would be required to file with the SEC by Section 13(a) or 15(d) under the Exchange Act if it were subject thereto. The Company shall supply to the Trustee and to each Holder or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information, other than reports or information filed with the SEC. In addition, at all times prior to the earlier of the date of the Registration and the date that is six months after the Closing Date, the Company shall, at its cost, deliver to each Holder or supply to the Trustee for forwarding to each Holder quarterly and annual reports substantially equivalent to those which would be required by the Exchange Act. In addition, at all times prior to the Registration, upon the request of any Holder or any prospective purchaser of the Notes designated by a Holder, the Company shall supply to such Holder or such prospective purchaser the information required under Rule 144A under the Securities Act.

Events of Default

The following events will be defined as “Events of Default” in the Indenture:

(a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(c) default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or the failure by the Company to make or consummate an Offer to Purchase in accordance with the “Limitation on Asset Sales” or “Repurchase of Notes upon a Change of Control” covenant;

(d) the Company or any Subsidiary Guarantor defaults in the performance of or breaches any other covenant or agreement in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

(e) there occurs with respect to any issue or issues of Indebtedness of the Company, any Subsidiary Guarantor or any Significant Subsidiary having an outstanding principal amount of $5 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(f) any final judgment or order (not covered by insurance) for the payment of money in excess of $5 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company, any Subsidiary Guarantor or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $5 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(g) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company, any Subsidiary Guarantor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company, any Subsidiary Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of the Company, any Subsidiary Guarantor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days;

(h) the Company, any Subsidiary Guarantor or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors; or

(i) any Subsidiary Guarantor repudiates its obligations under its Note Guarantee or, except as permitted by the Indenture, any Note Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect.

If an Event of Default (other than an Event of Default specified in clause (g) or (h) above that occurs with respect to the Company or any Subsidiary Guarantor) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Company or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to the Company, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (x) all existing Events of

Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (y) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see “—Modification and Waiver.”

The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless:

(1) the Holder gives the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

Officers of the Company must certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company’s and its Restricted Subsidiaries’ performance under the Indenture and that, to their knowledge, the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

Consolidation, Merger and Sale of Assets

The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into it unless:

(1) it shall be the continuing Person, or the Person (if other than it) formed by such consolidation or into which it is merged or that acquired or leased such property and assets of (the “Surviving Person”) shall be an entity organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the Company’s obligations under the Indenture and the Notes; provided, that if such continuing Person or Person shall not be a corporation, such entity shall organize or have a wholly-owned Subsidiary in the form of a corporation organized and validly existing under the laws of the United States or any jurisdiction thereof, and shall cause such corporation to expressly assume, as a party to the supplemental indenture referenced above, as a co-obligor, each of such continuing Person or Person’s obligations under the Indenture and the Notes;

(2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction on a pro forma basis, the Company or the Surviving Person, as the case may be, shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction;

(4) immediately after giving effect to such transaction on a pro forma basis the Company or the Surviving Person, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the “Limitation on Indebtedness and Issuances of Preferred Stock” covenant; provided that this clause (4) shall not apply to a consolidation, merger or sale of all (but not less than all) of the assets of the Company if all Liens and Indebtedness of the Company or the Surviving Person, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would have been permitted (and all such Liens and Indebtedness, other than Liens and Indebtedness of the Company and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the Indenture;

(5) it delivers to the Trustee an Officers’ Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (3) and (4)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; and

(6) each Subsidiary Guarantor, unless such Subsidiary Guarantor is the Person with which the Company has entered into a transaction under this “Consolidation, Merger and Sale of Assets” section, shall have by amendment to its Note Guarantee confirmed that its Note Guarantee shall apply to the obligations of the Company or the Surviving Person in accordance with the Notes and the Indenture;

provided, however, that clauses (3) and (4) above do not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of organization or convert the form of organization of the Company to another form, and any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

Defeasance

Defeasance and Discharge

The Indenture will provide that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes;

(B) the Company has delivered to the Trustee (1) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company’s exercise of its option under this “Defeasance” provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (2) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,

(C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, and

(D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

Defeasance of Certain Covenants and Certain Events of Default

The Indenture further will provide that the provisions of the Indenture will no longer be in effect with respect to clauses (3) and (4) under “Consolidation, Merger and Sale of Assets” and all the covenants described herein under “Covenants,” clause (c) under “Events of Default” with respect to such clauses (3) and (4) under “Consolidation, Merger and Sale of Assets,” clause (d) under “Events of Default” with respect to such other covenants and clauses (e) and (f) under “Events of Default” shall be deemed not to be Events of Default upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(2), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Defeasance and Certain Other Events of Default

In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments, and any Subsidiary Guarantor’s Note Guarantee with respect to such payments will remain in effect.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder when:

(1) either:

(a) all Notes that have been authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced, notes that are paid and notes for whose payment money or securities have theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation and the Company or any Subsidiary Guarantor has paid all sums payable under such Indenture, or

(b) all Notes mature within one year or are to be called for redemption within one year and the Company or any Subsidiary Guarantor has irrevocably deposited with the Trustee, as trust funds in trust solely for the benefit of the holders, money or U.S. Government Obligations sufficient, without consideration of any reinvestment of interest, to pay principal, premium, if any, and accrued interest on the notes to the date of maturity or redemption and all other sums payable under such Indenture;

(2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit and such deposit will not result in a breach or violation of, or constitute a default under such Indenture or any other instrument to which the Company or any Subsidiary Guarantor is a party or by which the Company or any Subsidiary Guarantor is bound; and

(3) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as applicable.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Modification and Waiver

The Indenture may be amended or supplemented, without the consent of any Holder, to:

(1) cure any ambiguity, defect or inconsistency in the Indenture, provided that such amendments or supplements shall not, in the good faith opinion of the Board of Directors of the Company as evidenced by a board resolution, adversely affect the interest of the holders in any material respect;

(2) comply with the provisions described under “Consolidation, Merger and Sale of Assets” or “Guarantees by Restricted Subsidiaries”;

(3) comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(4) evidence and provide for the acceptance of appointment by a successor Trustee;

(5) make any change that, in the good faith opinion of the Board of Directors as evidenced by a Board Resolution, does not materially and adversely affect the rights of any Holder;

(6) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(7) to provide for the issuance of Additional Notes in accordance with the Indenture; or

(8) to conform any provision contained in the Indenture to the “Description of the Notes” contained in the offering memorandum of the Company dated May 13, 2004 for the offering of the Original Notes.

Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of interest on, any Note,

(2) reduce the principal amount of, or premium, if any, or interest on, any Note,

(3) change the optional redemption dates or optional redemption prices of the Notes from that stated under the caption “Optional Redemption,”

(4) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note,

(5) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note,

(6) waive a default in the payment of principal of, premium, if any, or interest on the Notes or modify any provision of the Indenture relating to modification or amendment thereof,

(7) reduce the above-stated percentage of outstanding notes of such series, the consent of whose holders is necessary to modify or amend the applicable indenture,

(8) release any Subsidiary Guarantor from its Note Guarantee, except as provided in the Indenture, or

(9) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees

No recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee, manager, partner, equityholder or controlling person of the Company or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

The Trustee

Except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Book-Entry; Delivery and Form

The Exchange Notes initially will be represented by one or more notes in registered, global form without interest coupons. The global note will be deposited upon issuance with the trustee as custodian for The Depository Trust Company, also referred to as DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

Except as set forth below, the global note may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global note may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Book-Entry Notes for Certificated Notes.”

The Notes may be presented for registration of transfer and exchange at the offices of the registrar.

Depositary Procedures

DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of the participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and the indirect participants.

DTC has also advised the Company that, pursuant to procedures established by it,

(1) upon deposit of the global notes, DTC will credit the accounts of participants designated by the beneficiaries with portions of the principal amount of the global notes, and

(2) ownership of such interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global note may hold their interests therein directly through DTC if they are participants in such system, or indirectly through organizations (including Euroclear and Clearstream) which are participants in such system.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of the participants, which in turn act on behalf of the indirect participants and certain banks, the ability of a person having beneficial interests in a global note to pledge such interests to persons or entities that do not participate in the DTC system or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the notes, see “—Exchange of Book-Entry Notes for Certificated Notes.”

Except as described below, owners of interests in the global note will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

Payments in respect of the principal of (and premium, if any) and interest on a global note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered holder under the indentures. Under the terms of the Indenture, the Company and Wilmington Trust Company, as trustee, will treat the persons in whose names the notes, including the global note, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of the Company, the placement agents, the Trustee nor any agent of the Company, the placement agents or the Trustee has or will have any responsibility or liability for (1) any aspect or accuracy of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership or (2) any other matter relating to the actions and practices of DTC or any of the participants or the indirect participants.

The Company understands that DTC’s current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the trustee or the Company. None of the Company nor the trustee will be liable for any delay by DTC or any of the participants in identifying the beneficial owners of the notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the global notes for all purposes.

Except for trades involving only Euroclear and Clearstream participants, interests in the global notes will trade in DTC’s same-day funds settlement system and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and the participants.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same-day funds. Transfers between accountholders in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between the accountholders in DTC on the one hand and directly or indirectly through Euroclear or Clearstream accountholders, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depository; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear or Clearstream accountholders may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream accountholder purchasing an interest in a global note from an accountholder in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream accountholder to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

The Company understands that DTC will take any action permitted to be taken by a holder of notes only at the direction of one or more participants in whose account with DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount at maturity of the notes as to which such participant or participants has or have given such direction. However, if any of the events described under “Exchange of Book-Entry Notes for Certificated Notes” occurs, DTC reserves the right to exchange the global note for legended notes in certificated form and to distribute such notes to its participants.

The information in this section concerning DTC, Euroclear System and Clearstream Banking, S.A. of Luxembourg and their book-entry systems has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global note among accountholders in DTC and accountholders of Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the initial purchasers or the trustee nor any agent of the Company, the initial purchasers or the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants, indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

A global note is exchangeable for definitive notes in registered certificated form if:

(1) DTC (A) notifies the Company that it is unwilling or unable to continue as depository for the global note and the Company thereupon fails to appoint a successor depository or (B) has ceased to be a clearing agency registered under the Exchange Act,

(2) the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of the notes in certificated form, or

(3) there shall have occurred and be continuing a Default or an Event of Default with respect to the notes.

In all the above cases, certificated notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Definitions

Set forth below are defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for other capitalized terms used in this “Description of the Exchange Notes” for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or Indebtedness of a Restricted Subsidiary assumed in connection with an Asset Acquisition by such Restricted Subsidiary; provided such Indebtedness was not Incurred in connection with or in contemplation of such Person becoming a Restricted Subsidiary or such Asset Acquisition.

“Adjusted Consolidated Net Income” means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

(1) the net income (or loss) of any Person that is not a Restricted Subsidiary;

(2) the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries;

(3) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(4) any gains or losses (on an after-tax basis) attributable to sales of assets outside the ordinary course of business of the Company and its Restricted Subsidiaries;

(5) solely for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the “Limitation on Restricted Payments” covenant, any amount paid or accrued as dividends on Preferred Stock of the Company owned by Persons other than the Company and any of its Restricted Subsidiaries;

(6) all non-cash compensation expense resulting from employee or director stock-related compensation plans or arrangements; and

(7) all extraordinary gains and, solely for purposes of calculating the Interest Coverage Ratio, extraordinary losses.

“Adjusted Consolidated Net Tangible Assets” means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (1) all current liabilities of the Company and its Restricted Subsidiaries (excluding intercompany items) and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, prepared in conformity with GAAP and filed with the SEC or provided to the Trustee.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Asset Acquisition” means (1) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries; provided that such Person’s primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such investment or (2) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such acquisition.

“Asset Disposition” means the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or another Restricted Subsidiary) of (1) all or substantially all of the Capital Stock of any Restricted Subsidiary or (2) all or substantially all of the assets that constitute a division or line of business of the Company or any of its Restricted Subsidiaries.

“Asset Sale” means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of:

(1) all or any of the Capital Stock of any Restricted Subsidiary,

(2) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries or

(3) any other property and assets (other than the Capital Stock or other Investment in an Unrestricted Subsidiary) of the Company or any of its Restricted Subsidiaries outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of the Company; provided that “Asset Sale” shall not include:

(a) sales or other dispositions of inventory, receivables and other current assets,

(b) sales, transfers or other dispositions of assets constituting a Permitted Investment or Restricted Payment permitted to be made under the “Limitation on Restricted Payments” covenant,

(c) sales, transfers or other dispositions of assets with a fair market value not in excess of $1 million in any transaction or series of related transactions, or

(d) any sale, transfer, assignment or other disposition of any property equipment that has become damaged, worn out, obsolete or otherwise unsuitable for use in connection with the business of the Company or its Restricted Subsidiaries.

“Average Life” means, at any date of determination with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (2) the sum of all such principal payments.

“Board of Directors” means, with respect to any Person, the Board of Directors of such Person or any duly authorized committee of such Board of Directors, or any other group performing comparable functions.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

“Capitalized Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

“Capitalized Lease Obligations” means the discounted present value of the rental obligations under a Capitalized Lease.

“Change of Control” means such time as:

(1) (a) prior to the occurrence of a Public Market, a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of Voting Stock representing a greater percentage of the total voting power of the Voting Stock of the Company, on a fully diluted basis, than is held by the Existing Stockholders (taken together) on such date and (b) after the occurrence of a Public Market, a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than the Existing Stockholders, becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the Voting Stock of the Company on a fully diluted basis, unless the Existing Stockholders (taken together) own a higher percentage of the total voting power of the Voting Stock of the Company on a fully diluted basis than such person or group; or

(2) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by the Company ‘s stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

“Closing Date” means the date on which the Notes are originally issued under the Indenture.

“Closing Dividend” means dividends not exceeding $135 million in aggregate to be distributed to the shareholders of the Company within 10 Business Days following the Closing Date.

“Commodity Agreement” means any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement.

“Consolidated EBITDA” means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

(1) Consolidated Interest Expense,

(2) income taxes,

(3) depreciation expense,

(4) amortization expense and

(5) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP;

provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its Restricted Subsidiaries.

“Consolidated Interest Expense” means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation of the type described under clause (4) of the definition of “Indebtedness”, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing; Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries), Preferred Stock dividends in respect of Preferred Stock of the Company or any Restricted Subsidiary held by persons other than the Company or any Wholly Owned Restricted Subsidiary, and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period; excluding, however, (1) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof) and (2) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP. For purposes of the preceding sentence, Preferred Stock dividends shall be deemed to be an amount equal to the actual dividends paid on such Preferred Stock, divided by one minus the combined federal, state, local and foreign income tax rate applicable to the Company.

“Consolidated Net Worth” means, at any date of determination, stockholders’ equity as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), plus, to the extent not included, any Preferred Stock of the Company, less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Company or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

“Credit Facility” means (i) the credit facility dated as of May 1, 2004 between the Company and Lake City Bank and (ii) the credit facility dated as of May 7, 1999, between Projecta B.V. and MeesPierson N.V., in each instance together with the related documents (including, without limitation, any guarantee agreements and security documents), as such agreements may be amended (including any amendment and restatement), supplemented, replaced or otherwise modified from time to time.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is (1) required to be redeemed prior to a date which is 180 days following the Stated Maturity of the Notes, (2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to a date which is 180 days following the Stated Maturity of the Notes or (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to a date which is 180 days following the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company’s repurchase of such Notes as are required to be repurchased pursuant to the “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company with total assets as determined under GAAP of at least $100,000, as set forth on the most recently available quarterly or annual consolidated balance sheet of such Restricted Subsidiary other than a Restricted Subsidiary that is (1) a Foreign Subsidiary or (2) a Subsidiary of any such Foreign Subsidiary.

“Excluded Subsidiary” means:

(1) any Foreign Subsidiary; and

(2) any Receivables Subsidiary.

“Existing Stockholders” means James S. Cownie, James M. Hoak, Nancy J. Hoak, Wayne Kern, Richard E. Lundin, David J. Lundquist, Judith D. Loughran, David N. Walthall, Jerry C. Young, or any of their respective spouses, descendants (whether by blood, adoption or marriage), or any trust, partnership, corporation, limited liability company or other entity the majority of the beneficial ownership of which is held directly or indirectly by any of the foregoing.

“fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy which, if determined by the Board of Directors as evidenced by a Board Resolution, shall be conclusively determined.

“Foreign Subsidiary” means any Subsidiary of the Company that is an entity which is a controlled foreign corporation under Section 957 of the Internal Revenue Code or any subsidiary that is otherwise organized under the laws of a jurisdiction other than the United States, any state thereof, or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (1) the amortization of any expenses incurred in connection with the offering of the Notes and (2) except as otherwise provided, the amortization or writedown of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17 and Statement of Financial Accounting Standards No. 142.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and (2) neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person at any date of determination (without duplication):

(1) all indebtedness of such Person for borrowed money;

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6) or (7) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement);

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

(5) all Capitalized Lease Obligations;

(6) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness;

(7) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person; and

(8) all obligations to redeem or repurchase Preferred Stock issued by such Person, other than PIK Preferred Stock.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided

(A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP,

(B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be “Indebtedness” so long as such money is held to secure the payment of such interest and

(C) that Indebtedness shall not include:

(x) any liability for federal, state, local or other taxes,

(y) performance, surety or appeal bonds provided in the ordinary course of business or

(z) agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition.

“Interest Coverage Ratio” means, on any Transaction Date, the ratio of (1) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee (the “Four Quarter Period”) to (2) the aggregate Consolidated Interest Expense during such Four Quarter Period. In making the foregoing calculation:

(A) pro forma effect shall be given to any Indebtedness Incurred or repaid during the period (the “Reference Period”) commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of the Company, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

(B) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

(C) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(D) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (C) or (D) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

“Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Company or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (1) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (2) the retention of the Capital Stock (or any other Investment) by the Company or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (3) or (4) of the “Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries” covenant. For purposes of the definition of “Unrestricted Subsidiary” and the “Limitation on Restricted Payments” covenant, (a) the amount of or a reduction in an Investment shall be equal to the fair market value thereof at the time such Investment is made or reduced and (b) in the event the Company or a Restricted Subsidiary makes an Investment by transferring assets to any Person and as part of such transaction receives Net Cash Proceeds, the amount of such Investment shall be the fair market value of the assets less the amount of Net Cash Proceeds so received.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means:

(a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of

(1) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale;

(2) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole, together with any actual distributions to shareholders of the type contemplated under clause (b)(9) under the covenant entitled “Limitation on Restricted Payments” with respect to the taxable income relating to such Asset Sale;

(3) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (x) is secured by a Lien on the property or assets sold or (y) is required to be paid as a result of such sale; and

(4) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP; and

(b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney’s fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Note Guarantee” means any Guarantee of the obligations of the Company under the Indenture and the Notes by any Subsidiary Guarantor.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offer to Purchase” means an offer to purchase Notes by the Company from the Holders commenced by mailing a notice to the Trustee and each Holder stating:

(1) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis;

(2) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Payment Date”);

(3) that any Note not tendered will continue to accrue interest pursuant to its terms;

(4) that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(5) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

(6) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and

(7) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples of $1,000.

On the Payment Date, the Company shall (a) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (b) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (c) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers’ Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples of $1,000. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase Notes pursuant to an Offer to Purchase.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee, that meets the requirements of the Indenture.

“Permitted Investment” means:

(1) an Investment in the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; provided that such person’s primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment;

(2) Temporary Cash Investments;

(3) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(4) stock, obligations or securities received in satisfaction of judgments;

(5) an Investment in an Unrestricted Subsidiary consisting solely of an Investment in another Unrestricted Subsidiary;

(6) Commodity Agreements, Interest Rate Agreements and Currency Agreements designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in commodity prices, interest rates or foreign currency exchange rates; and

(7) loans made to executive officers of the Company to cover expenses related to the relocation of such officers in an aggregate amount not to exceed $100,000 at any one time outstanding.

“Permitted Liens” means:

(1) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(2) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens (including a lender’s unexercised rights of set-off) arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(4) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers’ acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(5) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries;

(6) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole;

(7) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets;

(8) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;

(9) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(10) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired;

(11) Liens in favor of the Company or any Restricted Subsidiary;

(12) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary that does not give rise to an Event of Default;

(13) Liens securing reimbursement obligations with respect to letters of credit or that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(14) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(15) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Commodity Agreements, Interest Rate Agreements and Currency Agreements designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

(16) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date;

(17) Liens on shares of Capital Stock of any Unrestricted Subsidiary to secure Indebtedness of such Unrestricted Subsidiary; and

(18) Liens on or sales of receivables.

“PIK Preferred Stock” means Preferred Stock the terms of which do not permit the declaration or payment of any dividend or other distribution thereon or with respect thereto, or the redemption or conversion thereof, in each such case prior to the payment in full of the Company’s obligations under the Notes.

“Public Equity Offering” means an underwritten primary public offering of Common Stock of the Company pursuant to an effective registration statement under the Securities Act pursuant to which the net proceeds received by the Company and any selling shareholders is at least $25 million.

A “Public Market” shall be deemed to exist if (i) a Public Equity Offering has been consummated and (ii) at least 15% of the total issued and outstanding Common Stock of the Company has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Restricted Subsidiaries sells, conveys or otherwise transfers to a Receivables Subsidiary, or grants any security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and pursuant to which such Receivables Subsidiary may sell, convey, transfer or grant a security interest in or Lien against such accounts receivable, or interests therein, and related assets to any Person other than an Affiliate of the Company.

“Receivables Subsidiary” means a Subsidiary of the Company which engages in no activities other than in connection with a Qualified Receivables Transaction and which is designated by the Board of Directors of the

Company, as described below, as a Receivables Subsidiary (1) no portion of the Indebtedness or any other Obligations, contingent or otherwise, of which (a) is guaranteed by the Company or any Restricted Subsidiary of the Company, excluding Guarantees of Obligations, other than the principal of and interest on Indebtedness, pursuant to reasonably customary representations, warranties, covenants and indemnities entered into in connection with accounts receivable transactions, (b) is recourse to or obligates the Company or any Restricted Subsidiary of the Company in any way other than pursuant to reasonably customary representations, warranties, covenants and indemnities entered into in connection with accounts receivable transactions or (c) subjects any property or asset of the Company or any Restricted Subsidiary of the Company, other than accounts receivable and related assets as provided in the definition of “Qualified Receivables Transaction,” directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to reasonably customary representations, warranties, covenants and indemnities entered into in connection with accounts receivable transactions, (2) with which neither the Company nor any Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms not materially less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable and (3) with which neither the Company nor any Restricted Subsidiary of the Company has any obligation to maintain or preserve such Subsidiary’s financial condition or to cause such Subsidiary to achieve specified levels of operating results. Any such designation by the Board of Directors of the Company must be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to that designation.

“Replacement Assets” means, on any date, property or assets (other than current assets) of a nature or type or that are used in a business (or an Investment in a company having property or assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on such date.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, and its successors.

“Significant Subsidiary” means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (1) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries or (2) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

“Stated Maturity” means, (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

“Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

“Subsidiary Guarantor” means any Domestic Subsidiary which provides a Note Guarantee of the Company’s obligations under the Indenture and the Notes pursuant to the “Guarantees of Restricted Subsidiaries”.

“Temporary Cash Investment” means any of the following:

(1) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, in each case maturing within one year unless such obligations are deposited by the Company (x) to defease any Indebtedness or (y) in a collateral or escrow account or similar arrangement to prefund the payment of interest on any indebtedness;

(2) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company (i) has capital, surplus and undivided profits aggregating in excess of $100 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or (ii) is a lender under the Credit Facility or any money market fund sponsored by a registered broker dealer or mutual fund distributor; provided, however, that Temporary Cash Investments in excess of $5 million outstanding at any one time which are made with any lender under the Credit Facility that does not meet the requirements of clause (2)(i) hereof will not be treated as Temporary Cash Investments;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank or trust company meeting the qualifications described in clause (2) above;

(4) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

(5) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated “A2” (or higher) by Moody’s or “A” (or higher) by S&P;

(6) securities rated “Baa3” (or higher) by Moody’s or “BBB-” (or higher) by S&P in an aggregate principal amount not to exceed $5 million at any one time outstanding; and

(7) any mutual fund that has at least 95% of its assets continuously invested in investments of the types described in clauses (1) through (6) above.

“Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transaction Date” means, with respect to the Incurrence of any Indebtedness, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

“Unrestricted Subsidiary” means (1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that (A) any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an “Incurrence” of such Indebtedness and an “Investment” by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $10,000 or less or (II) if such Subsidiary has assets greater than $10,000, such designation would be permitted under the “Limitation on Restricted Payments” covenant and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the “Limitation on Indebtedness and Issuance of Preferred Stock” and “Limitation on Restricted Payments” covenants. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof at any time prior to the Stated Maturity of the Notes, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

“Voting Stock” means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of at least 95% of the outstanding Capital Stock of such Subsidiary by such Person or one or more Wholly Owned Subsidiaries of such Person.

SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the exchange notes by beneficial thereof. It addresses purchasers that acquired their exchange notes in the exchange offer upon surrender of original notes and hold the exchange notes as capital assets for United States federal income tax purposes (generally, property held for investment). This summary does not deal with special situations, such as those of dealers in securities or currencies, real estate investment trusts, regulated investment companies, tax exempt entities, partnerships or other passthrough entities for United States federal income tax purposes, financial institutions, insurance companies, persons holding the notes as a part of a hedging or conversion transaction or a straddle, U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar or investors subject to the alternative minimum tax. This summary is based on the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), administrative pronouncements, judicial decisions and Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. Holders of original notes considering exchanging their original notes for exchange notes should consult their own tax advisors concerning the federal income tax consequences of holding the exchange notes in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of an exchange note that is, for United States federal income tax purposes, a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), an estate the income of which is subject to United States federal income tax regardless of its source, or a trust treated as a United States person under section 7701(a)(30) of the Code (taking into account certain effective dates and transition rules). The term “Non-U.S. Holder” means any beneficial owner of an exchange note that is not a U.S. Holder. If an entity treated as a partnership for United States federal income tax purposes holds exchange notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding an exchange note, and partners in a partnership holding an exchange note, should consult their tax advisors.

United States federal income tax consequences materially different than those described herein may apply in the case of the purchase, ownership and disposition of Additional Notes. See “Description of the Exchange Notes—General.”

Treatment of Exchanges under Exchange Offer

The exchange of original notes for exchange notes will not be a taxable event for United States federal income tax purposes. A holder will not recognize any taxable gain or loss as a result of exchanging original notes for exchange notes, and, upon the exchange, the holder will have the same tax basis and holding period in the exchange notes as the holder had in the original notes immediately before the exchange.

U.S. Holders

Interest

Interest on the exchange notes will be reportable by a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder’s regular method of accounting for federal income tax purposes.

Amortizable Bond Premium

If a U.S. Holder purchased an original note or purchases an exchange note in a secondary market transaction for an amount in excess of, in general, the note’s principal amount, such U.S. Holder will be considered to have purchased such note with “amortizable bond premium” equal in amount to such excess. Generally, a U.S. Holder may elect to amortize such premium as an offset to interest income, using a constant yield method. The premium is calculated assuming that we will exercise redemption rights in a manner that maximizes the U.S. Holder’s yield. A U.S. Holder that elects to amortize bond premium must reduce its tax basis in the exchange note by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations held during or after the taxable year for which the election is made and may be revoked only with the consent of the Internal Revenue Service (the “IRS”).

Market Discount

If a U.S. Holder acquired an original note or acquires an exchange note in a secondary market transaction for an amount that is less than, in general, the note’s principal amount, the amount of such difference is treated as “market discount” for United States federal income tax purposes, unless such difference is considered to be de minimis as described in section 1278(a)(2)(C) of the Code. Under the market discount rules of the Code, a U.S. Holder is required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, any such note as ordinary income to the extent of the accrued market discount that has not previously been included in income. In general, the amount of market discount that has accrued is determined on a ratable basis although in certain circumstances an election may be made to accrue market discount on a constant interest basis. A U.S. Holder generally may be required to defer until the maturity or taxable disposition of the notes a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry notes with market discount. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and is irrevocable without the consent of the IRS. A U.S. Holder’s tax basis in a note will be increased by the amount of market discount included in such U.S. Holder’s income under such election. U.S. Holders of notes with market discount are urged to consult their tax advisors as to the tax consequences of ownership and disposition of the notes.

Disposition of Notes

A U.S. Holder who disposes of an exchange note by sale, exchange, redemption or otherwise, generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale or other disposition (not including any amount attributable to accrued but unpaid interest) and the U.S. Holder’s adjusted tax basis in the exchange note. Any amount attributable to accrued but unpaid interest will be treated as a payment of interest and taxed in the manner described above under “—Interest.” Any amount attributable to accrued market discount that has not previously been included in income will be treated in the manner described above under “—Market Discount.” In general, the U.S. Holder’s adjusted tax basis in an exchange note will be equal to the purchase price of the exchange note paid by the U.S. Holder (excluding any amount attributable to accrued but unpaid interest) increased by the amount of market discount previously included in the U.S. Holder’s income with respect to the exchange note and reduced by any bond premium used to offset interest income as described above under “—Amortizable Bond Premium.”

Gain or loss realized on the sale, exchange, retirement or other disposition of an exchange note generally will be capital gain or loss (subject to the market discount rules described above under “—Market Discount”), and will be long-term capital gain or loss if at the time of sale, exchange, retirement or other disposition, the exchange note has been held for more than one year. For individuals, the excess of net long-term capital gains over net short-term capital losses generally is taxed at a lower rate than ordinary income. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

Non-U.S. Holders

Subject to the discussion below concerning backup withholding, principal and interest payments made on, and gains from the sale, exchange or other disposition of, an exchange note will not be subject to the withholding of United States federal income tax, provided that, in the case of interest,

•	the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of voting stock of the issuer,

•	the Non-U.S. Holder is not a “controlled foreign corporation” (as defined in the Code) related, directly or indirectly, to us through stock ownership,

•	the Non-U.S. Holder is not a bank receiving interest described in section 881(c)(3)(A) of the Code, and

•	the certification requirements under section 871(h) or section 881(c) of the Code and the Treasury Regulations thereunder, summarized below, are met.

Sections 871(h) and 881(c) of the Code and Treasury Regulations thereunder require that, in order to obtain the exemption from withholding described above, either

•	the beneficial owner of the exchange note must certify, under penalties of perjury, to the withholding agent that such owner is a Non-U.S. Holder and must provide such owner’s name, residential address and United States taxpayer identification number, if any, and must otherwise satisfy documentary evidence requirements,

•	a financial institution that holds customers’ securities in the ordinary course of business and holds an exchange note certifies to the withholding agent that appropriate certification has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and generally furnishes the withholding agent with a copy thereof, or

•	the Non-U.S. Holder must provide such certification to a “qualified intermediary” or a “withholding foreign partnership” and certain other conditions must be met.

A Non-U.S. Holder may give the certification described above on IRS Form W-8BEN, which generally is effective for the remainder of the year of signature plus three full calendar years, unless a change in circumstances makes any information on the form incorrect. Special rules apply to foreign partnerships. In general, a foreign partnership will be required to provide a properly executed IRS Form W-8IMY and attach thereto an appropriate certification from each partner. Partners in foreign partnerships are urged to consult their tax advisors.

Even if a Non-U.S. Holder does not meet the above requirements, interest payments will not be subject to the withholding of United States federal income tax (or will be subject to withholding at a reduced rate) if the Non-U.S. Holder certifies that either (i) an applicable tax treaty exempts, or provides for a reduction in, such withholding or (ii) interest paid on an exchange note is effectively connected with the holder’s trade or business in the U.S. and therefore is not subject to withholding (as described in greater detail below).

If a Non-U.S. Holder is engaged in a trade or business in the United States, and if interest on an exchange note is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from withholding of federal income tax, will generally be subject to regular federal income tax on such interest in the same manner as if the Non-U.S. Holder were a U.S. Holder. In lieu of providing a W-8BEN, such a Non-U.S. Holder will be required to provide the withholding agent with a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to branch profits tax equal to 30%, or such lower rate as may be provided by an applicable treaty, of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

A Non-U.S. Holder will not be subject to United States federal income tax on any gain realized on the sale, exchange or other disposition of an exchange note (except, in certain cases, to the extent that such gain is attributable to accrued but unpaid interest) unless the gain is effectively connected with such holder’s trade or business in the United States, or, if the holder is an individual, such holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to branch profits tax equal to 30%, or such lower rate as may be provided by an applicable treaty, of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding and Information Reporting

U.S. Holders

Information reporting requirements apply to interest and principal payments made to, and to the proceeds of certain sales or other dispositions by, certain non-corporate U.S. Holders. In addition, backup withholding is required on such payments unless a U.S. Holder furnishes a correct taxpayer identification number (which for an individual is the Social Security Number) and certifies on an IRS Form W-9, under penalties of perjury, that the U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The current backup withholding rate is 28% of the amount paid and is scheduled to increase to 31% for 2011 and thereafter. Backup withholding does not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Any amounts withheld under the backup withholding rules may be allowed as a credit against the U.S. Holder’s federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

Backup withholding does not apply to payments of interest and principal made to, and the proceeds of sale or other disposition by, a Non-U.S. Holder if such Non-U.S. Holder certifies (on IRS Form W-8BEN or other appropriate form) its Non-U.S. Holder status. However, information reporting on IRS Form 1042-S will generally apply to payments of interest. Information reporting (but generally not backup withholding) may also apply to payments made outside the United States, and payments on the sale, exchange, redemption, retirement or other disposition of a debt security effected outside the United States, if payment is made by a payor that is, for federal income tax purposes,

•	a United States person,

•	a controlled foreign corporation,

•	a United States branch of a foreign bank or foreign insurance company,

•	a foreign partnership controlled by United States persons or engaged in a United States trade or business, or

•	a foreign person, 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period,

unless such payor has in its records documentary evidence that the beneficial owner is not a U.S. Holder and certain other conditions are met or the beneficial owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a credit against the Non-U.S. Holder’s federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS CONSIDERING EXCHANGING ORIGINAL NOTES FOR EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF EXCHANGE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES OR OTHER TAX LAWS.

PLAN OF DISTRIBUTION

Based on interpretations by the SEC staff set forth in no-action letters issued to third parties, including the Exxon Capital and Morgan Stanley no-action letters and similar no-action letters, we believe that you may transfer exchange notes issued in the exchange offer in exchange for the original notes if:

•	you acquire the exchange notes in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in a distribution of the original notes or the exchange notes;

•	you are not an “affiliate” of us (as defined under the Securities Act) or if you are an affiliate of us, that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	you acquire the exchange notes in the ordinary course of your business; and

•	you are not a broker-dealer, and you are not engaged in, and do not intend to engage in, the distribution of the exchange notes.

If you are an affiliate of us or if you tender in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of the exchange notes, you may not rely on the position of the SEC staff enunciated in the Exxon Capital and Morgan Stanley letters and similar letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K of the Securities Act.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where those original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business 180 days after the expiration date, or such shorter period as will terminate when a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus, as amended or supplemented, available to broker-dealers for use in connection with any resale of exchange notes.

Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of the exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We will not receive any proceeds from any sales of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any exchange notes.

We have agreed to pay certain expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the exchange notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the validity of the notes offered hereby will be passed upon for us by Sidley Austin Brown & Wood LLP, Chicago, Illinois and Valentine, Miner & Lemon, LLP, Warsaw, Indiana. A partner of Sidley Austin Brown & Wood LLP owns 75.45 shares of our common stock.

EXPERTS

The consolidated financial statements of Da-Lite Screen Company, Inc. and its subsidiaries as of December 26, 2003 and December 27, 2002, and for each of the years in the three-year period ended December 26, 2003, included in this prospectus, have been audited by KPMG LLP, independent registered public accounting firm, as stated in their report appearing herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to our offering of the exchange notes pursuant to the exchange offer. This prospectus does not contain all of the information included in the registration statement and the exhibits thereto. You may find additional information about us and the exchange notes in the registration statement and the exhibits filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

A copy of the registration statement, including the exhibits thereto, may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits thereto. You may also request a copy of these filings at no cost, by writing or telephoning us as follows:

Da-Lite Screen Company, Inc.

3100 North Detroit Street

P.O. Box 137

Warsaw, Indiana 46581-0137

Telephone: (574) 267-8101

As a result of the exchange offer, we will become subject to the informational requirements of the Exchange Act and will file periodic reports, statements and other information with the SEC. If for any reason we are not required to comply with the reporting requirements of the Exchange Act we have agreed that, for so long as any of the notes remain outstanding, we will file with the SEC all reports and other information as we would be required to file with the SEC pursuant to Section 13(a) or 15(d) under the Exchange Act if we were subject thereto, starting on the date of the commencement of the exchange offer or the effectiveness of a shelf registration statement and the date that is six months after the closing date of our offering of the original notes. We will supply to the trustee for the notes for forwarding to each holder of the notes copies of such reports and other information, other than reports or information filed with the SEC. Additionally, at all times prior to the earlier of the date of the effectiveness of a shelf registration statement and the date that is six months after the closing of our offering of the original notes, we will, at our cost, deliver to each holder of the notes quarterly and annual reports substantially equivalent to those which would be required by the Exchange Act.

In addition, for so long as any of the notes remain outstanding and prior to the commencement of the exchange offer or the effectiveness of a shelf registration statement, we have agreed to furnish to any holder of the notes and to prospective investors, upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Independent Auditors’ Report	F-2

Consolidated Balance Sheets as of December 27, 2002, December 26, 2003 and April 2, 2004 (unaudited)	F-3

Consolidated Statements of Operations for the Years Ended December 28, 2001, December 27, 2002 and December 26, 2003, the 13 Weeks Ended March 28, 2003 (unaudited) and the 14 Weeks Ended April 2, 2004 (unaudited)

F-4

Consolidated Statements of Stockholders’ Equity and Comprehensive Income for the Years Ended December 28, 2001, December 27, 2002 and December 26, 2003 and the 14 Weeks Ended April 2, 2004 (unaudited)	F-5

Consolidated Statements of Cash Flows for the Years Ended December 28, 2001, December 27, 2002 and December 26, 2003, the 13 Weeks Ended March 28, 2003 (unaudited) and the 14 Weeks Ended April 2, 2004 (unaudited)

F-6

Notes to Consolidated Financial Statements	F-7

Schedule II—Valuation and Qualifying Accounts	F-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Da-Lite Screen Company, Inc.:

We have audited the accompanying consolidated balance sheets of Da-Lite Screen Company, Inc. and subsidiaries (the Company) as of December 27, 2002 and December 26, 2003 and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 26, 2003. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule II for each of the years in the three-year period ended December 26, 2003. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements and financial statement schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements and financial statement schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Da-Lite Screen Company, Inc. and subsidiaries as of December 27, 2002 and December 26, 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended December 26, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule II for each of the years in the three-year period ended December 26, 2003, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in note 1 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill and related amortization.

February 13, 2004, except for Note 11

which is as of May 13, 2004

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	December 27, 2002	December 26, 2003	April 2, 2004
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$698	1,263	3,614
Accounts receivable, less allowance for doubtful accounts of $399 in 2002, $449 in 2003 and $432 in 2004	13,178	16,051	16,227
Inventories	11,940	10,222	10,130
Prepaid expenses and other	235	484	281

Total current assets	26,051	28,020	30,252

Property, plant, and equipment:
Land and land improvements	2,503	2,833	2,778
Buildings and building improvements	13,652	14,341	14,526
Machinery and equipment	19,423	21,433	21,795
Furniture and fixtures	4,890	5,289	5,248
Construction in process	43	296	1,369

	40,511	44,192	45,716
Less accumulated depreciation	22,840	26,318	27,171

Net property, plant, and equipment	17,671	17,874	18,545

Goodwill	25,065	25,977	25,820
Other assets, net	701	649	578

	$69,488	72,520	75,195

Liabilities and Stockholders’ Equity
Current liabilities:
Current maturities of long-term debt	$2,250	3,500	4,000
Notes payable	—	600	—
Accounts payable	3,751	4,019	5,535
Checks written in excess of bank balance	647	824	—
Accrued expenses:
Income taxes	512	272	631
Interest	234	311	165
Accrued vacation	730	757	725
Other	3,184	4,001	2,926

Total accrued expenses	4,660	5,341	4,447

Total current liabilities	11,308	14,284	13,982
Long-term debt, net of current maturities	26,250	13,750	11,000
Minority interest	778	942	1,006

Total liabilities	38,336	28,976	25,988

Stockholders’ equity:
Common stock, $1 par value. Authorized 1,000,000 shares; 10,686 shares issued and 5,200.22; 5,206.52; and 5,238.52 shares outstanding in 2002, 2003 and 2004, respectively	11	11	11
Additional paid-in capital	11,200	11,172	11,769
Retained earnings	45,507	55,229	60,419
Accumulated other comprehensive (loss) income	(1,514)	1,156	893
Less treasury stock, 5,485.78; 5,479.48; and 5,447.48 shares at cost in 2002, 2003 and 2004, respectively	(24,052)	(24,024)	(23,885)

Total stockholders’ equity	31,152	43,544	49,207
Commitments and contingencies (note 10)

	$69,488	72,520	75,195

See accompanying notes to consolidated financial statements.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

	Year ended December 28, 2001	Year ended December 27, 2002	Year ended December 26, 2003	13 weeks ended March 28, 2003	14 weeks ended April 2, 2004
				(unaudited)	(unaudited)
Net sales	$112,330	116,728	129,114	31,730	39,080
Cost of sales	69,508	70,637	76,643	18,382	21,737

Gross profit	42,822	46,091	52,471	13,348	17,343
Selling, general, and administrative expenses	11,975	13,068	15,315	3,965	4,577
Depreciation and amortization	4,350	3,754	3,990	1,009	961
Goodwill impairment loss	3,028	—	—	—	—

Operating income	23,469	29,269	33,166	8,374	11,805

Other expense:
Interest	2,774	2,428	1,994	530	218
Minority interest	105	144	164	44	64
Miscellaneous, net	423	699	590	(3)	175

Total other expense	3,302	3,271	2,748	571	457

Income before income taxes	20,167	25,998	30,418	7,803	11,348
Income taxes	1,281	1,589	1,814	489	727

Net income	$18,886	24,409	28,604	7,314	10,621

Basic earnings per share	$3,608.61	4,685.49	5,493.95	1,404.85	2,029.88

Basic weighted-average shares outstanding	5,233.59	5,209.49	5,206.45	5,206.24	5,232.34

Diluted earnings per share	$3,595.75	4,676.89	5,468.23	1,398.95	2,018.88

Diluted weighted-average shares outstanding	5,252.31	5,219.07	5,230.94	5,228.20	5,260.83

See accompanying notes to consolidated financial statements.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME

(Dollars in thousands, except per share amounts)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated comprehensive (loss) income	Treasury stock	Total
Balance at December 29, 2000	$11	10,991	38,591	(1,439)	(22,569)	25,585

Comprehensive income:
Net income	—	—	18,886	—	—	18,886
Other comprehensive income:
Cumulative effect of the change in accounting principle for derivatives and hedging activities	—	—	—	(11)	—	(11)
Foreign currency translation adjustments	—	—	—	(1,685)	—	(1,685)
Unrealized loss on derivative instrument	—	—	—	(174)	—	(174)

Total comprehensive income	—	—	18,886	(1,870)	—	17,016

Repurchase of common stock (21.23 shares)	—	—	—	—	(631)	(631)
Distributions to stockholders ($3,527.73 per share)	—	—	(19,502)	—	—	(19,502)

Balance at December 28, 2001	11	10,991	37,975	(3,309)	(23,200)	22,468

Comprehensive income:
Net income	—	—	24,409	—	—	24,409
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	1,822	—	1,822
Unrealized loss on derivative instrument	—	—	—	(27)	—	(27)

Total comprehensive income	—	—	24,409	1,795	—	26,204

Repurchase of common stock (30 shares)	—	—	—	—	(852)	(852)
Cashless stock option exercise	—	209	—	—	—	209
Distributions to stockholders ($3,309.89 per share)	—	—	(16,877)	—	—	(16,877)

Balance at December 27, 2002	11	11,200	45,507	(1,514)	(24,052)	31,152

Comprehensive income:
Net income	—	—	28,604	—	—	28,604
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	2,702	—	2,702
Unrealized loss on derivative instrument	—	—	—	(32)	—	(32)

Total comprehensive income	—	—	28,604	2,670	—	31,274

Cashless stock option exercise (6.3 shares)	—	(28)	—	—	28	—
Distributions to stockholders ($3,619.93 per share)	—	—	(18,882)	—	—	(18,882)

Balance at December 26, 2003	11	11,172	55,229	1,156	(24,024)	43,544

Comprehensive income (unaudited):
Net income (unaudited)	—	—	10,621	—	—	10,621
Other comprehensive income (unaudited):
Foreign currency translation adjustments (unaudited)	—	—	—	(507)	—	(507)
Unrealized gain on derivative instrument (unaudited)	—	—	—	244	—	244

Total comprehensive income (unaudited)	—	—	10,621	(263)	—	10,358

Exercise of common stock options (unaudited) (32 shares)	—	597	—	—	139	736
Distributions to stockholders (unaudited) ($1,011.83 per share)	—	—	(5,431)	—	—	(5,431)

Balance at April 2, 2004 (unaudited)	$11	11,769	60,419	893	(23,885)	49,207

See accompanying notes to consolidated financial statements.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year ended December 28, 2001	Year ended December 27, 2002	Year ended December 26, 2003	13 weeks ended March 28, 2003	14 weeks ended April 2, 2004
				(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	$18,886	24,409	28,604	7,314	10,621

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,350	3,754	3,990	1,009	961
Goodwill impairment loss	3,028	—	—	—	—
Amortization of debt issuance costs	57	209	134	33	38
Loss (gain) on disposal of assets	130	—	(28)	—	—
Cashless stock option exercise	—	209	—	—	—
Change in:
Receivable on business interruption insurance claim	(781)	781	—	—	—
Accounts receivable	3,309	(1,255)	(2,429)	(1,441)	(828)
Inventories	2,354	(2,714)	1,718	(1,023)	(4)
Prepaid expenses and other	(16)	(47)	(249)	(107)	234
Accounts payable	957	447	(176)	1,029	2,155
Accrued expenses	482	(619)	649	(823)	(610)
Other	97	144	160	6	64

Total adjustments	13,967	909	3,769	(1,317)	2,010

Net cash and cash equivalents provided by operating activities	32,853	25,318	32,373	5,997	12,631

Cash flows from investing activities:
Cash (paid in excess of) received on insurance proceeds	(953)	953	—	—	—
Proceeds from sale of assets	—	—	150	—	—
Cash paid for acquisition, net cash acquired	(549)	—	—	—	—
Purchase of property, plant, and equipment	(4,056)	(4,114)	(3,129)	(635)	(1,872)

Net cash and cash equivalents used in investing activities	(5,558)	(3,161)	(2,979)	(635)	(1,872)

Cash flows from financing activities:
Change in checks written in excess of bank balance	(1,698)	642	177	(647)	(824)
Proceeds from revolving credit facility	14,500	—	600	—	—
Payments on revolving credit facility	(16,000)	—	—	—	(600)
Payments on long-term debt	(788)	(6,000)	(11,250)	—	(2,250)
Distributions to stockholders	(19,502)	(16,877)	(18,882)	(4,622)	(5,431)
Payments of financing costs	—	(645)	(78)	—	—
Repurchase of common stock	(631)	(852)	—	—	—
Exercise of common stock options	—	—	—	—	736

Net cash and cash equivalents used in financing activities	(24,119)	(23,732)	(29,433)	(5,269)	(8,369)

Effect of foreign currency exchange rate changes on cash and cash equivalents	(1,362)	459	604	20	(39)

Net change in cash and cash equivalents	1,814	(1,116)	565	113	2,351
Cash and cash equivalents at beginning of period	—	1,814	698	698	1,263

Cash and cash equivalents at end of period	$1,814	698	1,263	811	3,614

Supplemental disclosures of cash flow information:
Income taxes paid during the period	$979	1,446	2,123	577	368
Interest paid during the period	2,903	2,339	1,767	498	364

See accompanying notes to consolidated financial statements.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 28, 2001, December 27, 2002, and December 26, 2003

(1) Summary of Significant Accounting Policies

(a) Organization

Da-Lite Screen Company, Inc. and subsidiaries (the Company) primarily manufactures projection screens and other meeting room equipment which are sold throughout the United States and a number of foreign countries. The Company’s principal operations are located in the United States and Europe.

Approximately 81, 83, and 85 percent of the Company’s total net sales in 2001, 2002, and 2003, respectively, were from front projection screen sales. The Company’s ten largest customers accounted for approximately 12 percent of total net sales in 2001, 2002, and 2003. No customer accounted for more than two percent of the Company’s total net sales during 2001, 2002, and 2003.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Da-Lite Screen Company, Inc. (Da-Lite) and its wholly owned subsidiary, Visual Structures, Inc. (VSI), a California corporation; and Projecta B.V. (Projecta), a Netherlands limited liability company which is 95.24%-owned by Da-Lite, and its wholly owned subsidiary Procolor S.A. (Procolor), a French corporation (remaining 51% purchased April 27, 2001). VSI was inactive at December 26, 2003 and Da-Lite intends to dissolve this corporation in 2004. The liquidating entries were made effective December 26, 2003. The liquidation was not reported as discontinued operations as the effect on consolidated results of operations was not material. All material intercompany accounts and transactions have been eliminated.

The Company operates on a 52/53 week year. The Company’s year-end ends on the last Friday of December.

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Revenue Recognition

The Company recognizes revenue when it has received an order from a customer, product has been shipped FOB shipping point, the sales price is fixed or determinable and the collectibility of sales price is reasonably assured.

(e) Cash and Cash Equivalents

The Company considers interest-bearing instruments with a maturity of three months or less at the date of purchase to be the equivalent of cash. At December 27, 2002 and December 26, 2003, the Company had no cash equivalents.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 28, 2001, December 27, 2002, and December 26, 2003

(f) Accounts Receivable

The financial status of customers are routinely checked and monitored by the Company when granting credit. The Company provides an allowance for doubtful accounts based upon historical experience and management’s analysis of past-due accounts. At December 27, 2002 and December 26, 2003, no customer accounted for more than five percent of accounts receivable.

(g) Inventories

The Company accounts for its inventory using the first-in, first-out (FIFO) method (which is not in excess of market). Inventory is comprised of the following at (in thousands):

	December 27, 2002	December 26, 2003
Raw materials	$6,528	5,120
Work in progress	1,573	2,049
Finished goods	3,839	3,053

	$11,940	10,222

(h) Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives, which are fifteen years for land improvements, three to forty years for building and building improvements, three to ten years for machinery and equipment, and five to ten years for furniture and fixtures.

(i) Impairment of Long-lived Assets

The Company evaluates the carrying value of long-lived assets when events and circumstances warrant such a review, in accordance with SFAS 144. If the carrying value of a long-lived asset group is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the asset group. During the years ended December 28, 2001, December 27, 2002, and December 26, 2003, no such impairment was recognized.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 28, 2001, December 27, 2002, and December 26, 2003

(j) Acquisition

On December 29, 2000, Projecta owned 49% of the outstanding shares of Procolor, S.A. in France. On April 27, 2001, Projecta exercised an option to purchase the remaining 51% for approximately $724,000. As part of the purchase, the Company recorded goodwill of approximately $175,000.

Year ended December 28, 2001
Acquisition of business:
Cash payment	$724
Liabilities assumed	316

$1,040

Allocated to:
Current assets	$682
Property, plant, and equipment	183
Goodwill	175

$1,040

(k) Goodwill

The Company adopted SFAS No. 142, Accounting for Goodwill and Other Intangible Assets on December 29, 2001. SFAS No. 142 requires that goodwill be tested at least annually for impairment, or when events or changes in circumstances occur, by determining whether the carrying amount of goodwill exceeds its implied fair value, as described in SFAS 142. With the adoption of SFAS No. 142, goodwill is no longer subjected to amortization. Goodwill represents the excess of purchase price over fair value of identifiable net assets acquired. Prior to 2002, goodwill was amortized on a straight-line basis over periods of 15 to 40 years. Goodwill, net of amortization, is shown separately on the face of the balance sheet. The Company recorded amortization expense for the years ended December 28, 2001, December 27, 2002, and December 26, 2003 of approximately $931,000, $0, and $0, respectively. During 2001, the Company recognized an impairment loss of approximately $3,028,000 of goodwill as it was determined that, based on current and future operating results of one of its subsidiaries, the goodwill would not be recoverable. Management has determined no impairment charge is required for 2002 and 2003 and the change in the balance of goodwill is the result of foreign currency translation. Additional information regarding goodwill is in note 7.

(l) Foreign Currency Translation

The Company conducts business on a multinational basis. The Company’s exposure to market risk for changes in foreign currency exchange rates arises from foreign currency denominated monetary assets and liabilities and anticipated transactions arising from international business. The Company’s primary currency exposure relates to the Euro.

The functional currency for Projecta and Procolor is their local currency (Euro). Foreign currency accounts were translated into United States dollars at exchange rates in effect at the end of the year for all asset and liability accounts, at the historical exchange rate for common stock and additional paid-in capital, and at average exchange rates during the year for income and expense accounts. The gains or losses from these translations are included in accumulated other comprehensive income. For additional discussion, see note 9.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 28, 2001, December 27, 2002, and December 26, 2003

The Company periodically uses forward exchange contracts to hedge purchase orders. Gains or losses on settlement are recorded through operations and were not material in 2001, 2002, or 2003. There were no open forward exchange contracts at December 27, 2002 and December 26, 2003.

(m) Product Warranties

At the time a sale is recognized, the Company estimates future warranty costs based on historical warranty claims. For the years ended December 28, 2001, December 27, 2002, and December 26, 2003, the effect of warranty costs on operations and financial position was not material.

(n) Disclosures About Fair Value of Financial Instruments

Financial instruments are described as cash or contractual obligations or rights to pay or receive cash. The fair value of certain financial instruments approximates the carrying value because of the short-term maturity of these instruments, including cash and cash equivalents, accounts receivable, inventory, prepaid expenses, accounts payable, and accrued expenses.

The estimated fair value of long-term debt, including notes payable, approximates its carrying value since the interest rate is variable and adjusted quarterly.

(o) Derivative Instruments

On December 30, 2000, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. In accordance with the transition provisions of SFAS No. 133, the Company recorded a transition adjustment of approximately $11,000 in stockholders’ equity in a manner similar to a cumulative effect of a change in accounting principle.

The Company has an interest rate swap that is considered a hedge of the forecasted interest payments on variable rate debt (cash flow hedge). For a cash flow hedge, changes in fair value of the derivative instrument to the extent that it is effective are recorded in stockholders’ equity and subsequently reclassified to net income in the same period that the hedged transaction impacts net income.

The Company formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether derivative instruments used are highly effective in offsetting changes in cash flows of hedged items. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued and changes in fair value of the interest rate swap would be recognized through earnings.

(p) Stock Option Plan

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Since the exercise price equals the market value of the underlying common stock on the date of grant, no compensation expense is recognized. For the years ended December 28, 2001,

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 28, 2001, December 27, 2002, and December 26, 2003

December 27, 2002, and December 26, 2003, the Company recognized compensation expense of $0, $319,000, and $0, respectively. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee based compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123. For further discussion, see note 5.

The Company has a nonqualified stock option plan under which options are granted to certain employees. The plan authorizes grants of options to purchase 537 shares, all of which have been granted. The Company has not disclosed the effect on net income as if the Company had applied the fair value recognition provisions of SFAS 123, Accounting for Stock Based Compensation, due to immateriality.

(q) Income Taxes

Da-Lite and VSI are taxed under the provisions of the Internal Revenue Code regulating small business corporations (Subchapter S). Under the provisions of Subchapter S, tax liabilities and benefits flow through to the stockholders of Da-Lite. Therefore, no provision or liability is recorded in the consolidated financial statements for taxable income of Da-Lite or VSI. The Company pays foreign income taxes on the earnings of Projecta and Procolor.

(r) Research and Development

Research and development costs for company-sponsored research and development projects are expensed as incurred. Such costs are classified as part of cost of sales and were not material to consolidated results of operations for the years ended December 28, 2001, December 27, 2002, and December 26, 2003.

(s) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation.

(t) Recent Accounting Pronouncements

In December 2003, the FASB issued SFAS No. 132 (Revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, which revises employers’ disclosures about pension plans and other postretirement benefit plans. The provisions of this statement are effective for the year ended December 31, 2003, except for disclosures of certain information about foreign plans and estimated future benefit payments. The adoption of SFAS No. 132 (Revised 2003) did not have a material effect on the Company.

In January 2003, the FASB issued FIN 46, which provides guidance on consolidation of variable interest entities. In December 2003, the FASB issued FIN 46 (Revised 2003) which deferred the effective date of FIN 46 for certain variable interest entities (i.e., non-special purpose entities) until the first interim or annual period ending after March 15, 2004. The partial adoption of the provisions of FIN 46 (Revised 2003) did not have a material effect on the consolidated results of operations or financial position in 2003 and the Company does not expect that the full adoption of the provisions of FIN 46 (Revised 2003) will have a material effect on the Company’s consolidated results of operations or financial position.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 28, 2001, December 27, 2002, and December 26, 2003

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, (FIN 45) which requires the Company to recognize a liability for the fair value of an obligation assumed by issuing a guarantee. FIN 45 was effective for guarantees issued or modified on or after January 1, 2003. The adoption of FIN 45 did not have a material effect on the Company’s consolidated results of operations or financial position.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services, and rights to use assets into separate units of accounting. The guidance in the consensus was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 will not have a material effect on the Company’s consolidated results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, the provisions of which were effective for any exit or disposal activities initiated by the Company after December 31, 2002. SFAS No. 146 provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. The adoption of the provisions of SFAS No. 146 did not have a material effect on the Company’s consolidated results of operations or financial position.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which requires recognition of the fair value of obligations associated with the retirement of tangible long-lived assets when there is a legal obligation to incur such costs. Upon initial recognition of a liability, the cost is capitalized as part of the related long-lived asset and depreciated over the corresponding asset’s useful life. The adoption of SFAS No. 143 did not have a material effect on the Company’s consolidated results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the provisions of which are effective for the Company after December 31, 2002. SFAS No. 148 provides alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. Since the Company applies the intrinsic value-based method, this statement did not have a material effect on the Company’s consolidated results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, the provisions of which are effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on the Company’s consolidated results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, the provision of which generally became effective for the Company July 1, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company’s consolidated results of operations or financial position.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 28, 2001, December 27, 2002, and December 26, 2003

(u) Earnings Per Share

Basic earnings per share are computed using the weighted average number of actual common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that would occur from the exercise of common stock options outstanding. The following table presents the calculations of earnings per share for the years ended (in thousands, except per share data):

	December 28, 2001	December 27, 2002	December 26, 2003
Net income	$18,886	24,409	28,604

Basic weighted-average shares outstanding	5,233.59	5,209.49	5,206.45
Dilutive effect of stock options	18.72	9.58	24.49

Diluted weighted-average shares outstanding	$5,252.31	5,219.07	5,230.94

Earnings per share:
Basic	$3,608.61	4,685.49	5,493.95
Diluted	$3,595.75	4,676.89	5,468.23

At December 28, 2001 and December 27, 2002, the Company excluded 100 options with an exercise price of $30,500 from the calculation of diluted weighted average shares outstanding because they were anti-dilutive.

(2) Notes Payable, Revolving Credit Agreement, and Long-term Debt

At December 26, 2003, Projecta had a line of credit, with maximum possible borrowings equal to the lower of approximately 1.5 million Euros or certain percentages of Projecta’s eligible accounts receivable and inventory. No borrowings were outstanding under the line of credit at December 27, 2002 and December 26, 2003.

Long-term debt consisted of the following at (in thousands):

	December 27, 2002	December 26, 2003
Senior debt—term loan	$28,500	17,250
Less current maturities	2,250	3,500

Long-term debt, net of current maturities	$26,250	13,750

Da-Lite has a credit agreement with Bank of America. The credit agreement provides for a revolver loan with a maximum aggregate of $10,000,000 (including $1,000,000 letter of credit sub limit) and a term loan of $30,000,000. The agreement provides for an annual commitment fee of 0.50% based on the average undrawn amount of the Revolving Credit Commitment, as defined in the agreement, payable in arrears on each quarterly date. Interest on the term loans is payable quarterly at the following rates: for Base Rate loans, at a rate per annum equal to the lessor of the Highest Lawful Rate or the Base Rate (higher of (a) the Federal Funds Rate plus ½ of 1% or (b) the prime rate) plus the applicable rate (0.50% at December 31, 2003), and for the Eurodollar loans, at a rate per annum equal to the lessor the Highest Lawful Rate or the Eurodollar rate plus the applicable rate (1.50% at December 31, 2003). The interest rate on various amounts of the term loan at December 26, 2003 varies from 2.67% to 2.75%. The term loan is due in quarterly installments, ranging from $750,000 to $2,250,000, with final payment due on the last business day of December, 2006. At December 27, 2002 and December 26, 2003, the Company had $0 and $600,000 outstanding on the revolver loan, respectively. The revolver loan expires August 15, 2007 and had an interest rate of 4.5% at December 26, 2003. Amounts outstanding under the agreement are secured by substantially all the assets of Da-Lite.

The loan agreement contains various compliance covenants related to certain financial ratios and restrictions on additional indebtedness, capital expenditures, dividends, and other items. The failure to comply with the

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 28, 2001, December 27, 2002, and December 26, 2003

compliance covenants or the occurrence of events of default would generally require the repayment of any outstanding borrowings under the credit agreement.

The Company has an interest rate swap agreement to reduce the impact of changes in interest rates on a portion of its variable rate debt. At December 27, 2002 and December 26, 2003, the total notional value of the agreement was $17,500,000.

The fair value of the interest rate swap was a liability of approximately $212,000 and $244,000 at December 27, 2002 and December 26, 2003, respectively, which was recorded in other accrued expenses, with an offsetting charge to equity. There was no ineffectiveness recognized on this interest rate swap during the years ended December 28, 2001, December 27, 2002, and December 26, 2003.

The aggregate maturities of long-term debt for the three years ending December 29, 2006 are as follows (in thousands):

2004	$3,500
2005	6,000
2006	7,750

$17,250

(3) Income Taxes

Income taxes consisted of the following for the years ended (in thousands):

	December 28, 2001	December 27, 2002	December 26, 2003
Projecta current foreign taxes	$1,226	1,546	1,784
Procolor current foreign taxes	55	43	30

Total	$1,281	1,589	1,814

There are no deferred income taxes recorded in the consolidated financial statements.

(4) Profit Sharing and Retirement Plans

Da-Lite has a 401(k) retirement plan covering all full-time Da-Lite employees meeting certain service requirements. Under the terms of the plan, employees can contribute up to 16% of maximum compensation as prescribed by law to the plan and Da-Lite may match 50% of the first 6% contributed by the employees. Effective June 1, 2001, Da-Lite stopped matching employee contributions. Also, under the terms of the plan, Da-Lite may make discretionary profit sharing contributions. The discretionary contributions are determined by management. Da-Lite accrued approximately $250,000, $0, and $201,000 in discretionary contributions to the plan for the years ended December 28, 2001, December 27, 2002, and December 26, 2003, respectively. Projecta is a participant in a multi-employer defined contribution plan covering substantially all Projecta employees. For the years ended December 28, 2001, December 27, 2002, and December 26, 2003, Projecta made contributions of approximately $0, $70,000, and $269,000, respectively.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 28, 2001, December 27, 2002, and December 26, 2003

(5) Stock Options

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods. Options under the plan vest one-fifth each year from the anniversary date of grant and additional awards are generally made each year. During 2001 and 2002, the Company also granted options to certain employees that were immediately 100% vested. The options expire after ten years from the date of grant. Options are forfeited upon termination for reasons other than retirement, death, or disability. Fair value calculations are based on highly subjective assumptions about the future. The Company used the Black-Scholes option-pricing model and the minimum value method and determined that the fair value of grants made was zero. Accordingly, there is no pro forma compensation expense for SFAS No. 123 disclosure purposes.

A summary of stock option activity and weighted average exercise prices are as follows for the years ended:

	December 28, 2001		December 27, 2002		December 26, 2003
	Options	Exercise price	Options	Exercise price	Options	Exercise price
Outstanding, beginning of year	65	$20,766	181	$26,925	147	$28,282
Granted at market price	12	28,520	10	30,500	5	34,500
Granted at market price	104	30,500	—	—	—	—
Exercised	—	—	(14)	9,650	—	—
Forfeited	—	—	(4)	27,477	(4)	25,700
Forfeited	—	—	(12)	28,520	(10)	27,447
Forfeited	—	—	(14)	30,500	—	—

Outstanding, end of year	181	$26,925	147	$28,282	138	$28,642

Exercisable, end of year	132	$27,890	127	$28,873	127	$28,647

A summary of stock options outstanding and exercisable as of December 26, 2003, follows:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 9,650	1.0	2.9	$9,650	1.0	$9,650
15,867	4.0	3.9	15,867	4.0	15,867
22,500	20.0	5.3	22,500	16.0	22,500
25,700	4.0	5.9	25,700	3.6	25,700
26,058	4.0	6.0	26,058	2.4	26,058
30,500	100.0	7.9	30,500	100.0	30,500
34,500	5.0	9.4	34,500	—	34,500

	138.0	7.3	28,642	127.0	28,647

(6) Insurance Recovery

On October 24, 2001, the Company’s facilities in Warsaw, Indiana were damaged by a tornado. As of December 28, 2001, Da-Lite had received approximately $3,958,000 in insurance proceeds with the remaining estimated proceeds of $781,000 recorded in other assets, net. As of December 27, 2002, the Company had received all the remaining insurance proceeds. The portion of the insurance claim relating to business interruption, of approximately $1,429,000, $1,067,000 and $0 was credited to cost of sales during the years

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 28, 2001, December 27, 2002, and December 26, 2003

ended December 28, 2001, December 27, 2002, and December 26, 2003, respectively. The remainder of the insurance proceeds was used to reimburse expenses associated with the tornado and to replace damaged property, plant, and equipment. The net effect of the tornado was not material to the consolidated financial statements.

(7) Goodwill

Goodwill consists of the following for the years ended (in thousands):

	December 27, 2002			December 26, 2003
	Gross amount	Accumulated amortization	Net amount	Gross amount	Accumulated amortization	Net amount
United States	$28,854	8,414	20,440	28,854	8,414	20,440
Europe	6,252	1,627	4,625	7,485	1,948	5,537

	$35,106	10,041	25,065	36,339	10,362	25,977

The changes in the carrying value of goodwill for the years ended December 27, 2002 and December 26, 2003, are as follows (in thousands):

	United States	Europe	Total
Balance as of December 28, 2001	$20,440	3,921	24,361
Foreign currency translation	—	704	704

Balance as of December 27, 2002	20,440	4,625	25,065
Foreign currency translation	—	912	912

Balance as of December 26, 2003	$20,440	5,537	25,977

Pro forma results required by SFAS No. 142 as if the Company had adopted the standard effective January 1, 2001 for each period presented are as follows for the years ended (in thousands, except per share data):

	December 28, 2001	December 27, 2002	December 26, 2003
Net income as reported	$18,886	24,409	28,604
Add back: Goodwill amortization	938	—	—

Adjusted net income	$19,824	24,409	28,604

Basic earnings per share as reported	$3,608.61	4,685.49	5,493.95
Goodwill amortization	179.23	—	—

Adjusted basic earnings per share	$3,787.84	4,685.49	5,493.95

Dilutive earnings per share as reported	$3,595.75	4,676.89	5,468.23
Goodwill amortization	178.59	—	—

Adjusted dilutive earnings per share	$3,774.34	4,676.89	5,468.23

(8) Financial Information about Industry Segments

The Company primarily manufactures front projection screens and other meeting room equipment which are sold throughout the United States and Europe. Based on its operations, the Company has established two

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 28, 2001, December 27, 2002, and December 26, 2003

reportable segments: United States and Europe. The United States segment includes the operations of Da-Lite and VSI. The Europe segment includes the operations of Projecta and Procolor. All significant intersegment transactions have been eliminated.

Operating cash flow is the measure reported to the chief operating decision maker for use in assessing segment performance and allocating resources. Operating cash flow for segment reporting is net sales less operating costs and does not include depreciation and amortization, goodwill impairment loss, interest expense, or minority interest. The Company does not allocate costs between segments.

The following table presents financial information by segment for the years ended (in thousands):

	December 28, 2001	December 27, 2002	December 26, 2003
Net sales:
United States	$95,886	97,031	104,327
Europe	16,444	19,697	24,787

Total net sales	$112,330	116,728	129,114

Operating income:
United States	$19,917	24,627	27,927
Europe	3,552	4,642	5,239

Total operating income	$23,469	29,269	33,166

Income before income tax:
United States	$16,788	21,532	25,338
Europe	3,379	4,466	5,080

Total income before income tax	$20,167	25,998	30,418

Net income:
United States	$16,788	21,532	25,338
Europe	2,098	2,877	3,266

Total net income	$18,886	24,409	28,604

Total assets:
United States	$55,762	53,411	51,988
Europe	10,652	16,077	20,532

Total assets	$66,414	69,488	72,520

Total liabilities:
United States	$41,171	34,556	25,064
Europe	2,775	3,780	3,912

Total liabilities	$43,946	38,336	28,976

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 28, 2001, December 27, 2002, and December 26, 2003

(9) Accumulated Other Comprehensive (Loss) Income

The components of accumulated other comprehensive (loss) income are as follows for the years ended (in thousands):

	December 28, 2001	December 27, 2002	December 26, 2003
Cumulative foreign exchange translation adjustments	$(3,124)	(1,302)	1,400
Fair value of effective cash flow hedges	(185)	(212)	(244)

	$(3,309)	(1,514)	1,156

(10) Commitments and Contingencies

The Company leases production space and equipment under noncancelable operating leases. Some of the Company’s leases provide that the Company pay taxes, insurance, maintenance, and other operating expenses. Rent expense under operating leases totaled $289,000, $295,000, and $219,000 in 2001, 2002, and 2003, respectively. At December 26, 2003, the Company did not have any significant commitments in excess of one year under noncancelable operating leases.

The Company has entered into an agreement as part of the construction of a new facility in the Netherlands. The Company estimates it will have capital expenditures of approximately $4,000,000 in 2004.

The Company is involved in certain legal proceedings in the ordinary course of business. Management believes that all of the Company’s pending litigation is routine in nature and that none of this litigation is likely to have a material adverse effect on the Company.

(11) Subsequent Events

Effective April 5, 2004, the Company entered into employment agreements with three members of management, each with a term of four years. In connection with one of the employment agreements, the Company agreed to exercise a certain member of management’s 40 options of common stock at less than the original exercise price, resulting in the Company recognizing approximately $1,710,000 of compensation expense in the second quarter of 2004.

On May 13, 2004, the Company issued $160 million of unsecured 9.5% senior notes due in 2011. Concurrently, the Company established a new $5 million unsecured revolving credit facility with a term of two years and retired their current credit facility.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended December 28, 2001, December 27, 2002, and December 26, 2003

(12) Selected Quarterly Financial Data (unaudited)

	First	Second	Third	Fourth
	(in thousands, except per share data)
Year ended December 27, 2002
Net sales	$27,112	$29,842	$30,574	$29,200
Gross profit	10,648	12,452	11,844	11,147
Operating Income	6,766	7,871	7,689	6,943
Income before income taxes	6,190	6,959	6,912	5,937
Net income	5,826	6,606	6,537	5,440
Basic earnings per share	1,115.46	1,266.84	1,257.06	1,046.13
Diluted earnings per share	1,112.19	1,262.69	1,252.22	1,049.79

Year ended December 26, 2003
Net sales	$31,730	$30,881	$32,238	$34,265
Gross profit	13,348	12,008	12,838	14,277
Operating income	8,374	7,638	7,991	9,163
Income before income taxes	7,803	7,083	7,421	8,111
Net income	7,314	6,681	7,109	7,500
Basic earnings per share	1,404.85	1,283.20	1,365.40	1,440.50
Diluted earnings per share	1,398.95	1,277.32	1,358.82	1,433.14

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

Schedule II—Valuation and Qualifying Accounts

Description	Balance at beginning of period	Charges to		Deductions	Balance at end of period
		Costs and expenses	Other accounts
	(in thousands)
Allowance for doubtful accounts:
Year ended December 28, 2001	$203	617	—	389	431
Year ended December 27, 2002	431	581	—	613	399
Year ended December 26, 2003	399	883	—	833	449

Inventory allowance:
Year ended December 28, 2001	$—	224	—	—	224
Year ended December 27, 2002	224	258	—	461	21
Year ended December 26, 2003	21	330	—	—	351

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

We were incorporated under the laws of the State of Indiana and are subject to the Indiana Business Corporation Law. The Indiana Business Corporation Law provides that a corporation, unless limited by its articles of incorporation, is required to indemnify its directors and officers against reasonable expenses incurred in by them in the successful defense of any proceeding arising out of their serving as a director or officer of the corporation. The Indiana Business Corporation Law further provides that a corporation may indemnify its directors and officers against liability incurred by them in a proceeding if the conduct of the director or officer was in good faith, the director or officer reasonably believed that his or her conduct was in the corporation’s best interests and, in the case of a criminal proceeding, the director or officer had either reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful.

Our Amended and Restated Articles of Incorporation and Amended and Restated By-Laws provide that we shall, to the fullest extent permitted by applicable law, indemnify any person who is or was our director or officer and who is or was involved in any claim, action, suit or proceeding by reason of the fact that such director or officer is or was serving at our request, against all expenses, judgments, fines or penalties and amounts paid in settlement actually and reasonably incurred by such director or officer in connection with such claim, action, suit or proceeding.

Our Amended and Restated By-Laws provide that we may purchase and maintain insurance to protect our company and any of our directors or officers against any such expense, judgment, fine or penalty.

The indemnification rights of our directors and officers provided under our Amended and Restated By-Laws are not exclusive of any other rights to which any of our directors or officers may otherwise be entitled.

Item 21.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed with this registration statement:

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation of Da-Lite Screen Company, Inc.*

3.2	Amended and Restated By-Laws of Da-Lite Screen Company, Inc.*

4.1	Indenture dated as of May 18, 2004 between Da-Lite Screen Company, Inc. and Wilmington Trust Company*

4.2	Form of Exchange Note (included in Exhibit 4.1)*

4.3	Registration Rights Agreement dated as of May 18, 2004 between Da-Lite Screen Company, Inc. and Morgan Stanley & Co. Incorporated*

5.1	Opinion of Sidley Austin Brown & Wood LLP

5.2	Opinion of Valentine Miner & Lemon, LLP

10.1	Amended and Restated Da-Lite Screen Company, Inc. 1999 Stock Option Plan*

10.2	Employment Agreement dated as of April 5, 2004 between Da-Lite Screen Company, Inc. and Richard E. Lundin*

10.3	Employment Agreement dated as of April 5, 2004 between Da-Lite Screen Company, Inc. and Judith D. Loughran*

10.4	Employment Agreement dated as of April 5, 2004 between Da-Lite Screen Company, Inc. and Jerry C. Young*

10.5	Amended and Restated Shareholders Agreement dated as of September 19, 1997 among Da-Lite Screen Company, Inc. and the persons listed on the signature pages thereto*

12.1	Statement regarding computation of ratios*

21.1	Subsidiaries of Da-Lite Screen Company, Inc.*

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Sidley Austin Brown & Wood LLP (included in Exhibit 5.1)

23.3	Consent of Valentine Miner & Lemon, LLP (included in Exhibit 5.2)

24.1	Powers of Attorney (included in the signature pages to this Registration Statement)*

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of Wilmington Trust Company, as Trustee*

99.1	Letter of Transmittal (including Guidelines For Certification of Taxpayer Identification Number on Substitute Form W-9)*

99.2	Notice of Guaranteed Delivery*

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

99.4	Form of Letter to Clients*

* Previously filed

The Registrant agrees to furnish, upon request of the Commission, a copy of all constituent instruments defining the rights of holders of long-term debt of the Registrant and its consolidated subsidiaries.

(b) Financial Statement Schedules.

Schedule II—Valuation and Qualifying Accounts (included in the consolidated financial statements in the prospectus that forms a part of this Registration Statement)

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or related notes.

Item 22.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warsaw, State of Indiana, on July 22, 2004.

DA-LITE SCREEN COMPANY, INC.

By:	/S/ JERRY C. YOUNG

Name: Title:	Jerry C. Young Vice President—Finance and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

	Signature	Title	Date

	/S/ RICHARD E. LUNDIN Richard E. Lundin	Chairman, President and Chief Executive Officer (Principal Executive Officer)	July 22, 2004

	/S/ JERRY C. YOUNG Jerry C. Young	Vice President—Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	July 22, 2004

	* James S. Cownie	Director	July 22, 2004

	* James M. Hoak	Director	July 22, 2004

	* Wayne Kern	Director	July 22, 2004

	* David J. Lundquist	Director	July 22, 2004

	* David N. Walthall	Director	July 22, 2004

*By:	/S/ JERRY C. YOUNG Jerry C. Young	Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation of Da-Lite Screen Company, Inc.*

3.2	Amended and Restated By-Laws of Da-Lite Screen Company, Inc.*

4.1	Indenture dated as of May 18, 2004 between Da-Lite Screen Company, Inc. and Wilmington Trust Company*

4.2	Form of Exchange Note (included in Exhibit 4.1)*

4.3	Registration Rights Agreement dated as of May 18, 2004 between Da-Lite Screen Company, Inc. and Morgan Stanley & Co. Incorporated*

5.1	Opinion of Sidley Austin Brown & Wood LLP

5.2	Opinion of Valentine Miner & Lemon, LLP

10.1	Amended and Restated Da-Lite Screen Company, Inc. 1999 Stock Option Plan*

10.2	Employment Agreement dated as of April 5, 2004 between Da-Lite Screen Company, Inc. and Richard E. Lundin*

10.3	Employment Agreement dated as of April 5, 2004 between Da-Lite Screen Company, Inc. and Judith D. Loughran*

10.4	Employment Agreement dated as of April 5, 2004 between Da-Lite Screen Company, Inc. and Jerry C. Young*

10.5	Amended and Restated Shareholders Agreement dated as of September 19, 1997 among Da-Lite Screen Company, Inc. and the persons listed on the signature pages thereto*

12.1	Statement regarding computation of ratios*

21.1	Subsidiaries of Da-Lite Screen Company, Inc.*

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Sidley Austin Brown & Wood LLP (included in Exhibit 5.1)

23.3	Consent of Valentine Miner & Lemon, LLP (included in Exhibit 5.2)

24.1	Powers of Attorney (included in the signature pages to this Registration Statement)*

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of Wilmington Trust Company, as Trustee*

99.1	Letter of Transmittal (including Guidelines For Certification of Taxpayer Identification Number on Substitute Form W-9)*

99.2	Notice of Guaranteed Delivery*

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

99.4	Form of Letter to Clients*

*	Previously filed